Exhibit 1

The following summarizes certain information, including financial information, that we may disclose to prospective investors. The disclosures set forth below update the information contained in CEMEX, S.A.B. de C.V.’s annual report on Form 20-F for the year ended December 31, 2016 (the “2016 Annual Report”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2017 and any other documents that we have filed or furnished with the SEC and should be read in conjunction therewith. Except as the context otherwise may require, references in this report to “CEMEX,” “we,” “us” or “our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. See note 2 to our audited consolidated financial statements included in the 2016 Annual Report for a description of our significant accounting policies including our principles of consolidation. References in this report to “U.S.$” and “Dollars” are to U.S. Dollars, references to “€” are to Euros, references to “£” are to British Pounds and, unless otherwise indicated, references to “Ps,” “Mexican Pesos” and “Pesos” are to Mexican Pesos. References in this report to “CPOs” are to CEMEX, S.A.B. de C.V.’s Certificados de Participación Ordinarios, and references in this report to “ADSs” are to American Depositary Shares of CEMEX, S.A.B. de C.V.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential,” “intend” or other similar words. These forward-looking statements reflect our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our subsidiaries, include:

•	the cyclical activity of the construction sector;

•	our exposure to other sectors that impact our business, such as, but not limited to, the energy sector;

•	competition;

•	general political, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, political or social developments in those markets;

•	the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations;

•	our ability to satisfy our obligations under our material debt agreements, the indentures that govern our senior secured notes and our other debt instruments;

•	the impact of our below investment grade debt rating on our cost of capital;

•	our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives and implement our global pricing initiatives for our products;

•	the increasing reliance on information technology infrastructure for our invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks;

•	weather conditions;

•	trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the North American Free Trade Agreement (“NAFTA”), to which Mexico is a party and which is currently undergoing renegotiation;

•	terrorist and organized criminal activities as well as geopolitical events;

•	natural disasters and other unforeseen events; and

•	the other risks and uncertainties described under “Item 3—Key Information—Risk Factors” of the 2016 Annual Report and under “Risk Factors” below.

Readers are urged to read this report and carefully consider the risks, uncertainties and other factors that affect our business. The information contained in this report is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by us with the SEC.

GEOGRAPHIC BREAKDOWN OF OUR NET SALES FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2017

The following chart indicates the geographic breakdown of our net sales, before eliminations resulting from consolidation, for the nine-month period ended September 30, 2017:

BREAKDOWN OF OUR NET SALES BY PRODUCT FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2017

The following chart indicates the breakdown of our net sales by product, after eliminations resulting from consolidation, for the nine-month period ended September 30, 2017:

RECENT DEVELOPMENTS

Recent Developments Relating to Our Business

Divestiture in the United States and Acquisitions in Rest of SAC

As a result of the divestiture of the cement plant located in Fairborn, Ohio and the acquisition of cement plants in Trinidad and Tobago, Barbados and Jamaica, the number of cement plants in the United States has decreased from 12 as of December 31, 2016 to 11 as of September 30, 2017 and the number of cement plants in Rest of South, Central America and the Caribbean (“Rest of SAC”) has increased from five as of December 31, 2016 to eight as of September 30, 2017. There has been no material change to the aggregate installed capacity of the cement plants from December 31, 2016 to September 30, 2017.

Recent Developments Relating to Our Indebtedness

Conversions under the March 2018 Optional Convertible Subordinated U.S. Dollar Notes

On June 19, 2017, certain institutional holders of CEMEX, S.A.B. de C.V.’s 3.75% Optional Convertible Subordinated U.S. Dollar Notes due March 2018 (the “March 2018 Optional Convertible Subordinated U.S. Dollar Notes”) agreed to convert approximately U.S.$325 million aggregate principal amount of those notes in exchange for 43 million ADSs. CEMEX did not pay any cash to those noteholders in connection with the conversions. Following the conversions, approximately U.S.$365 million aggregate principal amount of the March 2018 Optional Convertible Subordinated U.S. Dollar Notes remains outstanding.

2017 Credit Agreement

On July 19, 2017, CEMEX, S.A.B. de C.V. and certain of its subsidiaries entered into a facilities agreement (the “2017 Credit Agreement”) for approximately U.S.$4 billion (in aggregate), the proceeds of which were used to refinance indebtedness incurred under a then-existing credit agreement and the balance, if drawn, shall be used for general corporate purposes. The indebtedness incurred under the 2017 Credit Agreement ranks equally in right of payment with certain of our other existing and future indebtedness, pursuant to the terms of the intercreditor agreement, dated September 17, 2012 among CEMEX, S.A.B. de C.V. and certain of its subsidiaries named therein, Citibank Europe PLC, UK Branch (formerly Citibank International plc) as facility agent, the financial institutions, noteholders and other entities named therein and Wilmington Trust (London) Limited, as security agent, as amended by an amendment agreement, dated October 31, 2014, and as amended and restated by an amendment and restatement agreement dated on or about July 23, 2015 and an amendment and restatement agreement dated July 19, 2017 (the “Intercreditor Agreement”).

The April 2021 Euro Notes Redemption

On May 1, 2017, CEMEX Finance LLC (“CEMEX Finance”) issued an irrevocable notice of redemption with respect to its 5.250% Euro-Denominated Senior Secured Notes due 2021, pursuant to which it redeemed the remaining €400 million aggregate principal amount of the April 2021 Euro Notes (the “April 2021 Euro Notes”) on May 31, 2017.

The October 2022 U.S. Dollar Notes Tender Offer and Redemption

On September 25, 2017, CEMEX, S.A.B. de C.V. completed the purchase of U.S.$700,618,000 aggregate principal amount of the 9.375% Senior Secured Notes due 2022 (the “October 2022 U.S. Dollar Notes”) through a cash tender offer (the “September 2017 Tender Offer”). All such October 2022 U.S. Dollar Notes were immediately canceled. Following the settlement of the September 2017 Tender Offer, U.S.$343,478,468 aggregate principal of the October 2022 U.S. Dollar Notes remained outstanding and was redeemed by CEMEX Finance on October 12, 2017.

The December 2019 U.S. Dollar Notes Redemption

On November 6, 2017, CEMEX, S.A.B. de C.V. issued an irrevocable notice of redemption with respect to its 6.5% Senior Secured Notes due December 2019 (the “December 2019 U.S. Dollar Notes”), pursuant to which it will complete the redemption of the remaining U.S.$610.7 million aggregate principal amount of such series of notes on December 10, 2017.

Recent Developments Relating to Our Regulatory Matters and Legal Proceedings

Antitrust Proceedings-Antitrust Case in Ohio

On October 2013, a nonstructural steel manufacturing joint venture in which CEMEX, Inc. has an indirect majority interest, other nonstructural steel manufacturers, and related associations were named as defendants in a lawsuit filed in an Ohio State Court alleging a conspiracy among the defendants to adopt sham industry standards with a goal to exclude the plaintiffs’ products from the market. A resolution to finalize this matter has been reached with the plaintiffs, definitively finalizing the claim against CEMEX, Inc. with no adverse resolution against CEMEX, Inc.

Antitrust Proceedings-Antitrust Case in Georgia

On July 24, 2017, two ready-mix concrete producers filed a lawsuit in a U.S. Federal Court in the state of Georgia against certain subsidiaries of CEMEX in the U.S. and other companies alleging customer allocation and price fixing in both the ready-mix concrete and cement markets the coastal Georgia and southeastern coastal South Carolina areas. As CEMEX does not participate in the ready-mix concrete market in these areas, the lawsuit does not allege any improper actions by CEMEX with respect to ready-mix concrete. On October 2, 2017, we filed a motion to dismiss the lawsuit. As of November 27, 2017, we are not able to assess the likelihood of an adverse result to this lawsuit. If the lawsuit is resolved adversely to us, we do not expect such adverse resolution would have a material adverse impact on our results of operations, liquidity and financial condition.

Antitrust Proceedings-Antitrust Investigation in Colombia

On September 5, 2013, CEMEX Colombia was notified of Resolution No. 49141 dated August 21, 2013, issued by the Colombian Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio) (“SIC”) pursuant to which the SIC opened an investigation and issued a statement of objections (pliego de cargos) against five cement companies and fourteen directors of those companies, including CEMEX Colombia S.A. (“CEMEX Colombia”), for alleged anti-competitive practices. On October 12, 2017, the SIC’s Superintendent Delegate for Competition Protection issued a non-binding report stating that two other industry competitors engaged in illegal anticompetitive practices and recommending to impose sanctions against such companies. On November 10, 2017, CEMEX Colombia filed its final arguments against the report. If, notwithstanding these arguments, the SIC’s Chief Superintendent decides to impose a sanction against CEMEX Colombia, we have several recourse filing options available, including a reconsideration request before the SIC. If the reconsideration request does not succeed, we could challenge the validity of the SIC’s decision before the Colombian Administrative Courts, which could take up to six years in order to obtain a final decision. At this stage of the proceedings, it is likely that the Chief Superintendent will impose a penalty against CEMEX Colombia. However, as of November 27, 2017, we do not expect such penalties to be for the maximum amounts permitted by law, and, because there are recourses available that would take a considerable amount of time to be resolved, we also do not expect this matter to have a material adverse impact on our results of operation, liquidity and financial condition.

Environmental Matters—Mexico

As of November 27, 2017, we do not currently participate in the wholesale electricity market in Mexico (the “Electricity Market”). However, we have submitted sale offers at long-term clean power auctions for certain projects we are developing in Mexico, as well as a purchase offer to acquire a small number of clean energy certificates for compliance starting in 2020. We are also preparing to eventually participate in the Electricity Market.

During 2016, a new electrical standard code was issued in Mexico (Código de Red) (the “Code”). The Code establishes new standards for electrical operation that will be enforced beginning in 2018 against consumers connected to the national grid. The implementation of the Code may require investments across our operating assets in Mexico. We have initiated an assessment of any possible required investments and, as of November 27, 2017, we expect that any specific investments will be identified by the end of 2017. As of November 27, 2017, we are not able to assess whether any investments will be required or whether any such requirements would have a material adverse impact on our results of operation, liquidity and financial condition.

Tax Matters—Spain

On April 22, 2014, CEMEX España, S.A. (“CEMEX España”) filed appeals against fines imposed by tax authorities in Spain arising from the tax audit process covering the tax years from and including 2006 to 2009, pursuant to which the tax authorities in Spain have challenged part of the tax losses reported by CEMEX España for such years. On September 20, 2017, CEMEX España was notified by the Tribunal Económico Administrativo Central about an adverse resolution to such appeals. CEMEX España filed a recourse against such resolution on November 6, 2017 before the National Court (Audiencia Nacional) and applied for the suspension of the payment of the fines. Should the suspension of the payment be granted by the National Court (Audiencia Nacional), CEMEX España will not make any payment until the recourses are definitively resolved.

Other Legal Proceedings—South Louisiana Flood Protection Authority-East Claim

On July 24, 2013, a Petition for Damages and Injunctive Relief was filed by the South Louisiana Flood Protection Authority-East in the Civil District Court for the Parish of Orleans, State of Louisiana, against approximately 100 defendants, including CEMEX, Inc. On February 13, 2015, the Louisiana District Court dismissed the plaintiffs’ claims with prejudice. On February 27, 2015, the plaintiffs appealed this ruling. This ruling has been affirmed by the United States Court of Appeals for the Fifth Circuit, finalizing the process. As a result, there is no outstanding civil responsibility claim against CEMEX, Inc.

Other Legal Proceedings—Maceo, Colombia-Operational Matters

During the third quarter of 2017, at the request of CEMEX Colombia, the Dirección de Impuestos y Aduanas Nacionales de Colombia granted the suspension of the expansion process of the free trade zone that CEMEX Colombia had previously requested. Thus, the expansion process of the free trade zone will be stayed until July 31, 2018. As of November 27, 2017, CEMEX Colombia believes that by July 31, 2018, the partial adjustment to the District of Integrated Management should be finalized, which would allow CEMEX Colombia to proceed with the expansion process of the free trade zone.

Furthermore, CEMEX Colombia’s petition to decrease the size of the zoning area covered by the environmental license related to the construction by CEMEX Colombia of a new integrated cement plant in the Antioquia department near the municipality of Maceo, Colombia (the “Maceo Project”) in order to avoid any overlap with the District of Integrated Management was filed on October 9, 2018 with the regional environmental agency with jurisdiction over this matter.

Other Legal Proceedings—Quarry Matter in France

Regarding CEMEX Granulats Rhône Méditerranée’s (“CEMEX Granulats”) appeal filed against the adverse judgment related to SCI La Quinoniere’s (“SCI”) claim against CEMEX Granulats for breach of a contract executed by and between them in 1990, pursuant to which CEMEX Granulats has drilling rights to extract reserves and conduct quarry remediation at a quarry in the Rhone region of France. CEMEX Granulats and SCI are currently exchanging submissions before the appeals court. The proceedings are expected to be closed on December 4, 2017, and the oral hearing is scheduled to be held on February 7, 2018. The judgment of the appeal court is expected in mid-2018. Additionally, SCI recently updated its claim for damages to an approximate aggregate amount of €67 million (approximately U.S.$79.16 million as of September 30, 2017, based on an exchange rate of €0.8464 to U.S.$1.00).

OUR CORPORATE STRUCTURE AS OF SEPTEMBER 30, 2017

CEMEX, S.A.B. de C.V. is an operating and also a holding company, and in general CEMEX, S.A.B. de C.V. operates its business through subsidiaries that, in turn, hold interests in CEMEX’s cement and ready-mix concrete operating companies, as well as other businesses. The following chart summarizes CEMEX’s corporate structure as of September 30, 2017. The chart also shows, unless otherwise indicated, for each company, CEMEX, S.A.B. de C.V.’s approximate direct or indirect percentage equity ownership or economic interest. The chart has been simplified to show only some of CEMEX’s major holding companies and/or operating companies in the main countries in which CEMEX operates, and/or relevant companies in which we hold a significant interest, and does not include all of CEMEX’s intermediary holding companies and all CEMEX’s operating subsidiaries.

CEMEX's Corporate Structure

as of September 30, 2017

Cemex, S.A.B. DE C.V. (Mexico)
Cemex México, S.A. de C.V. (Mexico) 100% (1)
Empresas Tolteca de México, S.A. de C.V. (Mexico) 100%
Cemex Operaciones México, S.A. de C.V. (Mexico) 100% (2)
CxNetworks N.V. (Netherlands) 100% (3)
New Sunward Holding B.V. (Netherlands) 100% (4)(5)
New Sunward Holding Financial Ventures B.V. (Netherlands) 100%
CEMEX España, S.A. (Spain) 99.9% (6) (7)
CEMEX AS (Norway) 100% (8) (14)
CEMEX France Gestion (S.A.S.) (France) 100% (8)
CEMEX UK (United Kingdom) 100% (8) (11)
Cemex Holdings (Malaysia) Sdn Bhd (Malaysia) 100% (8)
AB Akmenes cementas (Lithuania) 38% (13)
RMC Holdings B.V. (Netherlands) 100% (8) (9)
CEMEX Corp. (United States) 100%
Assiut Cement Company (Egypt) 95.8% (8)
CEMEX Argentina, S.A. (Argentina) 100%
CEMEX Deutschland AG (Germany) 100%
CEMEX, Inc. (United States) 100%
CEMEX de Puerto Rico, Inc. (Puerto Rico) 100% (8)
CEMEX Jamaica Limited (Jamaica) 100% (8)
CEMEX Dominicana, S.A. (Dominican Republic) 100% (8)
CEMEX Latam Holdings, S.A. (Spain) 73.27% (8) (16)
CEMEX Holdings (Israel) Limited (Israel) 100%
CEMEX Materials LLC. (United States) 100%
CEMEX España Operaciones, S.L.U. (Spain) 100% (8)
Cimento Vencemos Do Amazonas, Ltda. (Brazil) 100% (17)
UAE (United Arab Emirates) 49% (10)
CEMEX Investments Limited (United Kingdom) 100%
CEMEX Haiti (Haiti) 100% (8)
Cemento Bayano, S.A. (Panama) 99.5% (18)
CEMEX UK Operations Limited (United Kingdom) 100%
CEMEX Polska sp. Z.o.o (Poland) 100% (8)
GUATEMALA (Guatemala) 100% (19)
CEMEX Hrvatska d.d. (Croatia) 100% (12)
CEMEX SIA (Latvia) 100% (8)
CEMEX El Salvador, S.A. (El Salvador) 100% (17)
CEMEX Czech Republic, s.r.o. (Czech Rep.) 100% (8)
CEMEX Colombia, S.A. (Colombia) 99.7% (20)
Solid Cement Corporation (Philippines) 100% (15)
CEMEX Holdings Philippines, Inc. (Philippines) 55% (8)
CEMEX (Costa Rica), S.A. (Costa Rica) 99.1% (21)
APO Cement Corporation (Philippines) 100% (15)
CEMEX Asia Holdings, Ltd. (Singapore) 100% (8)
CEMEX Nicaragua, S.A. (Nicaragua) 100% (22)
Caribbean Cement Company Limited (Jamaica) 79.04% (23)
Trinidad Cement Limited (Trinidad and Tobago) 69.83% (8)

(1)	Includes an approximately 99.88% interest pledged or transferred to a security trust as collateral for the benefit of certain secured creditors of CEMEX.

(2)	Includes an approximately 99.99% interest pledged or transferred to a security trust as collateral for the benefit of certain secured creditors of CEMEX.

(3)	CxNetworks N.V. is the holding company of the global business and IT consulting entities, including Neoris N.V.

(4)	Includes a 100% interest pledged or transferred to a security trust as collateral for the benefit of certain secured creditors of CEMEX.

(5)	Includes Cemex Operaciones México, S.A. de C.V.’s (“COM”) 59.64% interest and Cemex Trademark Holdings Ltd.’s (“CTH”) 40.36% interest. CEMEX indirectly holds 100% of COM and CTH.

(6)	Includes New Sunwards Holding B.V.’s (“NSH”) and CEMEX’s interest, and shares held in CEMEX España’s treasury.

(7)	Includes an approximately 99.63% interest pledged or transferred to a security trust as collateral for the benefit of certain secured creditors of CEMEX.

(8)	Includes CEMEX España’s direct or indirect interest.

(9)	Includes CEMEX France Gestion (S.A.S.)’s (“CEMEX France”) 94.75% interest and CEMEX UK’s 5.25% interest.

(10)	Represents CEMEX España’s indirect economic interest in three companies incorporated in the United Arab Emirates, CEMEX Topmix LLC, CEMEX Supermix LLC and CEMEX Falcon LLC. CEMEX España indirectly owns a 49% equity interest in each of these companies, and CEMEX España indirectly holds the remaining 51% of the economic benefits through agreements with other shareholders.

(11)	Includes CEMEX España’s 69.39% interest and CEMEX France’s 30.61% interest. Since November 24, 2017, 100% of CEMEX UK’s capital stock is held directly by CEMEX España.

(12)	Divestment of CEMEX Hrvatska d.d. was expected to be completed during the first half of 2017, but the divestment will not be made and CEMEX Hrvatska d.d. remains one of our subsidiaries.

(13)	Represents CEMEX España’s indirect 37.84% and 11.76% interest in ordinary and preferred shares, respectively.

(14)	CEMEX AS is an operating company and also the holding company for CEMEX’s operations in Finland, Norway and Sweden.

(15)	Represents CEMEX Holdings Philippines, Inc.’s (“CHP”) direct and indirect equity interest.

(16)	Represents outstanding shares of CEMEX Latam Holdings, S.A.’s (“CEMEX Latam”) capital stock and excludes treasury stock.

(17)	Represents CEMEX Latam’s indirect interest.

(18)	Represents CEMEX Latam’s 99.483% indirect interest in ordinary shares, and excludes: (i) a 0.516% interest held in Cemento Bayano, S.A.’s treasury, and (ii) a 0.001% interest held by third parties.

(19)	Represents CEMEX Latam’s direct and indirect interest in five companies incorporated in Guatemala, CEMEX Guatemala, S.A., Global Concrete, S.A., Gestión Integral de Proyectos, S.A., Equipos para uso de Guatemala, S.A., and Cementos de Centroamérica, S.A.

(20)	Represents CEMEX Latam’s 99.75% and 98.94% indirect interest in ordinary and preferred shares, respectively.

(21)	Represents CEMEX Colombia S.A.’s indirect interest.

(22)	Includes CEMEX (Costa Rica), S.A.’s 98% interest and CEMEX Colombia’s 2% indirect interest.

(23)	Includes Trinidad Cement Limited’s direct and indirect 74.08% interest and CEMEX, S.A.B. de C.V.’s indirect 4.96% interest.

RISK FACTORS

We are subject to various risks mainly resulting from changing economic, environmental, political, industry, business, financial and climate conditions. The following risk factors, as well as the risk factors described under “Item 3—Key Information—Risk Factors” of the 2016 Annual Report, are not the only risks we face, and any of the risk factors described below and in the 2016 Annual Report could significantly and adversely affect our business, results of operations or financial condition.

Economic conditions in some of the countries where we operate may adversely affect our business, financial condition and results of operations.

The economic conditions in some of the countries where we operate have had and may continue to have a material adverse effect on our business, financial condition and results of operations throughout our operations worldwide. Our results of operations are highly dependent on the results of our operating subsidiaries mainly in the United States, Mexico, South, Central America and the Caribbean (“SAC”), Europe, Asia, Middle East and Africa. Accordingly, the economic conditions in some of the countries where we operate have had and may continue to have a material adverse effect on our business, financial condition and results of operations throughout our operations worldwide.

The main sources of risks in the current global economy are: (i) an inward shift in political activities, including toward protectionism, which may lead to lower global growth caused by reduced trade and cross-border investment flows, (ii) a faster-than-expected normalization of monetary policy in the United States, which could trigger a more rapid tightening in global financial conditions and a sharp Dollar appreciation, and its impact on the global economy, emerging markets, risk aversion, foreign exchange markets, volatility and financial markets, (iii) economic vulnerability in emerging market economies, (iv) uncertainty about the performance of oil prices, (v) China’s economic performance and the ability of the Chinese authorities to manage an economic transition and vulnerabilities in China’s financial system associated with rapid credit growth, (vi) economic and political uncertainties in Europe, including the outcome of the Brexit negotiations, vulnerability of the European Union’s (“EU”) banking system and stronger appreciation of the Euro that may threaten the region’s integration and economic growth, (viii) persistently low inflation in advanced economies, (viii) geopolitical risks in the Middle East, the Asia-Pacific (including current global tensions with respect to North Korea) and other regions experiencing political turmoil and (ix) excessive world-wide appreciation in real estate and financial assets

The U.S. economy continues to grow at near trend pace. The U.S. Federal Reserve System increased short-term interest rates in December 2015, December 2016, March 2017 and June 2017 with the expectation of an additional rate hike in December 2017. There is a risk that further interest rate hikes could cause Dollar appreciation, a manufacturing slowdown and economic deceleration. On the other hand, a slower than warranted pace of increase in interest rates could result in inflation acceleration and the de-anchoring of inflation expectations, leading to swift monetary policy tightening and a potential recession. Housing sector supply constraints, associated in part with labor shortages, could result in a slower pace of growth in housing starts while causing a significant appreciation in housing prices.

Federal budget disputes could slow the release of FAST Act money for highways and roads. The global risks mentioned herein could lead to market volatility and consumer spending retrenchment in the U.S. The results of the U.S. presidential election in 2016, combined with significant polarization of the political spectrum, has increased uncertainty on certain key policies, such as trade (potential protectionism and re-negotiation of NAFTA, immigration (anti-immigration rhetoric and a stated intention to build a wall on the border with Mexico), fiscal (stated intentions to reduce tax rates and increase infrastructure expenditures) and healthcare policy. In particular, there is uncertainty concerning the implications of potential U.S. tax reform for the fiscal deficit and national debt. All of these uncertainties could have a significant impact on CEMEX’s business, both in the United States and worldwide.

Many emerging market economies have undergone periods of financial volatility over the past few years. Some large commodity exporters and other stressed economies have also experienced substantial exchange rate movements. The tightening of financial conditions across emerging market economies in the immediate aftermath of the U.S. elections in 2016 is a reminder that many such countries remain vulnerable to sudden shifts in global market sentiment. There is a risk of new episodes of market volatility, increased risk aversion and capital outflows from emerging markets, which could cause emerging markets currencies to further depreciate. The high level of U.S. Dollar denominated corporate indebtedness in emerging markets could be an additional source of instability. Emerging markets could face higher global risk premiums and substantial capital outflows, putting particular pressure on economies with domestic debt imbalances. The risk of contagion effect across emerging markets could be significant.

Chinese authorities are expected to maintain emphasis on protecting macroeconomic stability. Progress with demand-side rebalancing and reduction of excess industrial capacity has continued. However, the Chinese economy continues to rely on stimulus measures to maintain high growth rates and rapidly expanding credit, intermediated through an increasingly opaque and complex financial system. External triggers, such as a shift toward protectionism in advanced economies or domestic shocks, could lead to a broader tightening of financial conditions in China. Such tightening could be exacerbated by capital outflow pressures, causing an adverse impact on demand and output. The consequences for emerging market economies of weaker economic performance and increased policy uncertainty in China could be significant. As demonstrated by market fluctuations in the second half of 2015 and early 2016, spillovers from turbulence in China into other economies can be significant, operating mainly through commodity prices and global financial risk aversion.

At the beginning of 2017, the outlook for Mexico’s economy was uncertain. Concerns about the new U.S. administration and its protectionist stances (e.g., potential overhaul or repeal of NAFTA) negatively impacted the Mexican Peso and confidence indicators (consumer and business) early in the year. In addition, the central bank of Mexico continued with monetary tightening policies to control inflation and to prevent abnormal volatility of the Mexican Peso. Meanwhile, the Mexican authorities reassured their commitment to improve Mexico’s fiscal position and to continue fiscal discipline.

However, concerns about Mexico and its economic outlook moderated significantly in recent months. NAFTA renegotiations began and pressures on the Mexican Peso moderated slightly. Additionally, Mexico’s economic activity showed resilience (driven in part by the service sector and manufacturing revival) and inflationary prices have begun to recede. It is expected that the Mexican economy will fulfill the fiscal targets for 2017.

The main short-term risks for the Mexican economy are: (i) abrupt cancelation of NAFTA’s renegotiation rounds, which could cause significant devaluation of the Mexican Peso, as well as negatively affect Mexican manufacturing activity and new investment’s decisions, (ii) new episodes of sharp foreign exchange volatility related to the upcoming Mexican election, (iii) further slowdown of consumption in Mexico due to inflationary revival due to sharper depreciation of the Mexican Peso, (iv) further monetary tightening and/or extended weakness of employment, (v) sharp adjustment of oil prices and the exacerbation of Mexican oil production decline, (vi) an unexpected moderation of manufacturing and car sales in the U.S., which could impede Mexican manufacturing activity, (vii) restrictions on remittances and immigration in the United States could hinder private consumption in Mexico, and (viii) new episodes of global risk aversion due to geopolitical instability could spur capital outflows and affect the value of the Mexican Peso.

Economic improvement in Colombia has continued during 2017. However, the economy has not improved as quickly as expected, mainly due to the weakness in consumer and business confidence. However, recent economic indicators show signs of improvement in the second half 2017, suggesting a turning point in Colombia’s decelerating path.

Inflation in Colombia continues to wane rapidly (mainly in food prices) and is expected to converge with the central bank of Colombia’s target rate. Nonetheless, there may be certain indexation pressures linked to wage increases and the temporary effect of tax increases.

The risks to Colombia’s economy include: (i) downside risks related to relatively high gross external financing needs, (ii) increased volatility and pressures on the Colombian Peso related to U.S. monetary normalization and upcoming elections in Colombia, (iii) unexpected decreases of international oil prices, (iv) further deterioration of employment (mainly in urban areas), which could undermine the recovery of domestic demand (e.g., private consumption and investment), (v) worsening consumer and business confidence, which could undermine economic growth, and (vi) further delays in the execution of investment projects due to limited financing sources and the escalation of political turbulence due the Odebrecht corruption scandal.

The European Central Bank (the “ECB”) has continued its monetary easing policy. The environment of negative deposit rates is distorting financial markets and creates uncertain consequences for the banking sector. There is a risk that negative rates will erode bank profitability and curb lending across the countries that currently use the Euro as their currency (the “Eurozone”), creating other systemic risks to European economies. The economic activity in the Eurozone has been quite dynamic and inflation expectations appear to be well-anchored. However, it is too early to confirm that a turning point has been reached in underlying inflation. The ECB is expected to commence a tapering process but financial conditions should remain quite expansionary for the time been. There is a risk, however, that the ECB concludes the policy of easing too early, leading to economic slowdown and retrenchment of investment. Also, uncertainty about the Euro’s performance remains high, particularly as it has appreciated significantly this year. Euro appreciation could take its toll on economic activity in the Eurozone, particularly on the industrial sector, affecting employment and the construction activity.

The Eurozone’s economic growth and European integration are challenged by a number of uncertainties, including (i) delays in implementing the needed structural reforms in some European countries, (ii) uncertainty regarding the profitability of the European banking system, (iii) the process of the United Kingdom’s exit from the EU, (iv) the ongoing uncertainty as the political negotiations to form a government in Germany, and (v) uncertainty as to the results of upcoming elections in the first quarter of 2018 in Italy and the incoming government’s position with respect to the Euro. All these factors could impact market confidence and could limit the benefit of the economic tailwinds and monetary policy stimulus. Regarding our operations in Europe, the United Kingdom’s expected exit from the EU is already affecting financial markets and increasing foreign exchange volatility. The United Kingdom’s exit from the EU may have a significant adverse impact on its economic activity. Such decision could result in substantial uncertainty weighing on investment and import cost. This situation could impact our business. In Poland, there is a risk that the populist measures of the new government could eventually restrain foreign investment and growth, which could negatively impact our operations in the region. In Spain, the complex political situation in Catalonia could erode confidence and negatively impact economic activity.

Significant trade links with Western Europe render some Eastern European countries susceptible to economic and political pressures from Western Europe. Additionally, in the coming years, Central European countries might experience a reduction in the proceeds they receive from the EU’s Structural Funds, which could hinder infrastructure investment in such countries.

In the Middle East, political risk could moderate economic growth and adversely affect construction investments. In Egypt, the current government has brought a certain degree of political stability to the country. During the last year, the Egyptian government has undertaken several economic reforms to combat Egypt’s economic imbalances, including: (i) exchange rate liberalization (to address shortages of foreign currencies and precariously low reserves), (ii) implementation of a value-added tax law (to increase fiscal revenues), and (iii) cuts in fuel subsidies (leading to a reduction of the budget deficit). In return, the Egyptian government obtained a loan from the International Monetary Fund. Although these reforms improved Egypt’s economic performance (reserves have significantly increased and the budget deficit is expected to improve), they are now negatively affecting Egypt’s population. During 2016, the Egyptian Pound (“EGP”) reached EGP19.6 per U.S.$1.00 (a 120% depreciation since 2015) and inflation continued to increase at 30%. Weakness in the Egyptian economy has negatively impacted our business. Due, in part, to a foreign exchange shortage for capital repatriation, cement demand in Egypt decreased significantly in the first quarter of 2017. Political turbulence in connection with the scheduled 2018 election could result in a resurgence of social unrest. Furthermore, potential conflicts between Israel and Hamas in Gaza may adversely affect our operations in the region.

The Philippines have also experienced recent political changes. Although the new government has been particularly focused on security issues, it is also expected to commit to significant infrastructure projects. However, there is a risk that underspending by the government could adversely affect our business growth projections. Uncertainty regarding the Philippines government’s actions on security and foreign policy could lead to a retrenchment of foreign investment and confidence in the country, which has been strong until recently, and the delay of anticipated infrastructure projects.

Demand for our products is strongly related to construction levels and depends, in large part, on residential and commercial construction activity, as well as private and public infrastructure spending, in the countries where we operate. Public and private infrastructure spending in countries dependent on revenue generated by the energy sector is exposed to decreases in energy prices. Therefore, decreases in energy prices could affect public and private infrastructure spending which, in turn, could affect the construction industry. Declines in the construction industry are correlated with declines in general economic conditions. As a result, deterioration in economic conditions in the countries where we operate could have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot assure you that growth in the gross domestic product of the countries where we operate will translate into a correlated increase in demand for our products.

The 2017 Credit Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on our business and financial conditions.

The 2017 Credit Agreement requires us to comply with several financial ratios and tests, including (i) a minimum consolidated coverage ratio of EBITDA to interest expense (including interest accrued on Perpetual Debentures (as defined in the 2016 Annual Report) and cash payments on preferred stock) and (ii) a maximum consolidated leverage ratio of total debt (including Perpetual Debentures and guarantees, excluding convertible / exchangeable obligations, the principal amount of subordinated optional convertible securities and capital leases and plus or minus the fair value of derivative financial instruments, among other adjustments) to EBITDA (in each case, as described in the 2017 Credit Agreement). The calculation and formulation of EBITDA, interest expense, total debt, the consolidated coverage ratio and the consolidated leverage ratio are set out in the 2017 Credit Agreement and may differ from the calculation and/or formulation of analogous terms in this report. Our ability to comply with these ratios may be affected by economic conditions and volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets and the construction sector.

On July 19, 2017, CEMEX, S.A.B. de C.V., in line with CEMEX’s initiatives of enhancing financial flexibility and reducing risk, entered into the 2017 Credit Agreement, in order to refinance its indebtedness under a then existing credit agreement and for general corporate purposes.

The 2017 Credit Agreement requires us to comply with a minimum consolidated coverage ratio of EBITDA to interest expense (including interest accrued on Perpetual Debentures and cash payments on preferred stock), for the following periods, measured quarterly, of not less than (i) 2.50:1 for each 12-month period ending on December 31, 2017, March 31, 2018, June 30, 2018, September 30, 2018, December 31, 2018, March 31, 2019, June 30, 2019, September 30, 2019, December 31, 2019 and March 31, 2020 and (ii) 2.75:1 for the 12-month period ending on June 30, 2020 and on each subsequent quarterly date. In addition, the 2017 Credit Agreement requires us to comply with a maximum consolidated leverage ratio of total debt (including Perpetual Debentures and guarantees, excluding convertible / exchangeable obligations, the principal amount of subordinated optional convertible securities and capital leases and plus or minus the fair value of derivative financial instruments, among other adjustments) to EBITDA for the following periods, measured quarterly, not to exceed (i) 5.25:1 for the 12-month period ending December 31, 2017 and the 12-month period ending on March 31, 2018, (ii) 5.00:1 for the 12-month period ending June 30, 2018 and the 12-month period ending September 30, 2018, (iii) 4.75:1 for the 12-month period ending December 31, 2018 and the 12-month period ending March 31, 2019, (iv) 4.50:1 for each 12-month period ending June 30, 2019, September 30, 2019, December 31, 2019 and March 31, 2020 and (v) 4.25:1 for the 12-month period ending June 30, 2020 and on each subsequent quarterly date. For the period ended September 30, 2017, we reported to the lenders under the 2017 Credit Agreement a consolidated coverage ratio of 3.31:1 and a consolidated leverage ratio of 3.98:1, each as calculated pursuant to the 2017 Credit Agreement. See “Liquidity and Capital Resources—Our Indebtedness” herein.

Pursuant to the 2017 Credit Agreement, we are limited in relation to making aggregate annual capital expenditures in excess of U.S.$1 billion in any financial year (excluding certain capital expenditures, joint venture investments and acquisitions to be made by each of CEMEX Latam and/or CHP and their respective subsidiaries and those funded by Relevant Proceeds (as defined in the 2017 Credit Agreement)), which capital expenditures, joint venture investments and acquisitions at any time then incurred are subject to a separate aggregate limit of (a) U.S.$500 million (or its equivalent) for each of CEMEX Latam and its subsidiaries and (b) U.S. $500 million (or its equivalent) for each of CHP and its subsidiaries. In addition, the amounts of which we and our subsidiaries allowed for permitted acquisitions and investments in joint ventures cannot exceed certain thresholds as set out in the 2017 Credit Agreement.

We are also subject to a number of negative covenants under the 2017 Credit Agreement that, among other things, restrict or limit (subject to certain exceptions) our ability and the ability of each obligor (as defined in the 2017 Credit Agreement) to: (i) create liens, (ii) incur additional debt, (iii) change our business or the business of any obligor (as defined in the 2017 Credit Agreement) (taken as a whole), (iv) enter into mergers, (v) enter into agreements that restrict our subsidiaries’ ability to pay dividends or repay intercompany debt, (vi) acquire assets, (vii) enter into or invest in joint venture agreements, (viii) dispose of certain assets, (ix) be a creditor in respect of any financial indebtedness, (x) grant additional guarantees or indemnities, (xi) declare or pay cash dividends or make share redemptions and (xii) enter into certain derivatives transactions.

The 2017 Credit Agreement also contains a number of affirmative covenants that, among other things, require us to provide periodic financial information to our creditors. Pursuant to the 2017 Credit Agreement, a number of covenants and restrictions will, if CEMEX so elects, cease to apply (including the capital expenditure limitations mentioned above) or become less restrictive if (i) our consolidated leverage ratio for the two most recently completed quarterly testing periods is less than 3.75:1 or, for the three most recently completed quarterly testing periods, our consolidated leverage ratio for the first and third of those quarterly testing periods is 3.75:1 or less and in the second quarterly testing period would have been 3.75:1 or less but for the proceeds of certain permitted financial indebtedness being included in the calculation of debt and (ii) no default under the 2017 Credit Agreement is continuing. At that point, the existing consolidated coverage ratio and consolidated leverage ratio tests will be replaced by a requirement that the consolidated leverage ratio must not exceed 4.25:1 and consolidated coverage ratio must not be less than 2.75:1. However, we cannot assure you that we will be able to meet the conditions for these restrictions to cease to apply prior to the final maturity date under the 2017 Credit Agreement.

The 2017 Credit Agreement contains events of default, some of which may be outside of our control. Such events of default include defaults, subject to certain exceptions, and grace periods, based on (i) non-payment, (ii) material inaccuracy of representations and warranties, (iii) breach of covenants, (iv) bankruptcy (quiebra) or insolvency (concurso mercantil) of CEMEX, S.A.B. de C.V., any other obligor under the 2017 Credit Agreement or any other of our material subsidiaries (as defined in the 2017 Credit Agreement), (v) inability to pay debts as they fall due or by reason of actual financial difficulties, suspension or threatened suspension of payments on debts exceeding U.S.$50 million or commencement of negotiations to reschedule debt exceeding U.S.$50 million, (vi) a cross-default in relation to financial indebtedness in excess of U.S.$50 million, (vii) certain changes to the ownership of any of the obligors under the 2017 Credit Agreement, (viii) enforcement of any security against an obligor or material subsidiary, (ix) any attachment, distress or execution affects any asset of an obligor or material subsidiary, (x) restrictions not in effect on July 19, 2017 are imposed that limit the ability of obligors to transfer foreign exchange for purposes of performing material obligations under the 2017 Credit Agreement, (xi) any material adverse change arising in the financial condition of CEMEX, which creditors representing two thirds or more of the total commitments under the 2017 Credit Agreement determine would result in our failure, taken as a whole, to perform payment obligations under the 2017 Credit Agreement and (xii) it becomes unlawful for us to comply with its obligations under the 2017 Credit Agreement. If an event of default occurs and is continuing, upon the authorization of creditors representing two thirds or more of the total commitments under the 2017 Credit Agreement, the agent has the ability to accelerate all outstanding amounts due under the 2017 Credit Agreement. Acceleration is automatic in the case of insolvency.

We cannot assure you that we will be able to comply with the restrictive covenants and limitations contained in the 2017 Credit Agreement. Our failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect our business, financial condition and results of operation.

We pledged the capital stock of some of our subsidiaries that represent substantially all of our business as collateral to secure our payment obligations under the 2017 Credit Agreement, the indentures governing our Senior Secured Notes and other financing arrangements.

In connection with the 2017 Credit Agreement, we pledged under pledge agreements or transferred to trustees under a security trust, substantially all the shares of CEMEX México, S.A. de C.V. (“CEMEX México”), COM, CEMEX TRADEMARKS HOLDING Ltd., NSH and CEMEX España, as collateral (together, the “Collateral”) and all proceeds of the Collateral, to secure our obligations under the 2017 Credit Agreement, our Senior Secured Notes (as defined in Management’s Discussion and Analysis of Financial Condition and Results of Operations—Summary of Material Contractual Obligations and Commercial Commitments—Senior Secured Notes” herein) and under a number of other financing arrangements for the benefit of the creditors and holders of debt and other obligations that benefit from provisions in their agreements or instruments requiring that their obligations be equally and ratably secured. As of September 30, 2017, the Collateral and all proceeds of such Collateral secured (i) Ps173,814 million (U.S.$9,524 million) (principal amount Ps175,580 million (U.S.$9,621 million)) aggregate principal amount of debt under the 2017 Credit Agreement, our Senior Secured Notes and other financing arrangements and (ii) Ps8,140 million (U.S.$446 million) aggregate principal amount of Perpetual Debentures. These subsidiaries whose shares are part of the Collateral collectively own, directly or indirectly, substantially all of our operations worldwide. Provided that no default has occurred which is continuing under the 2017 Credit Agreement, the Collateral will be released automatically if we meet specified financial covenant targets in accordance with the terms of the Intercreditor Agreement.

We have a substantial amount of debt and other financial obligations maturing in the next several years. If we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our upcoming payment obligations. Our ability to comply with our principal maturities and financial covenants may depend on us making asset sales, and there is no assurance that we will be able to execute such sales on terms favorable to us or at all.

As of September 30, 2017, our total debt plus other financial obligations were Ps214,004 million (U.S.$11,726 million) (principal amount Ps216,121 million (U.S.$11,842 million)), which does not include approximately Ps8,140 million (U.S.$446 million), which represents the nominal amount of Perpetual Debentures. Of such total debt plus other financial obligations amount, Ps7,935 million (U.S.$435 million) (principal amount Ps7,917 million (U.S.$434 million)) matures during 2017; Ps23,995 million (U.S.$1,315 million) (principal amount Ps24,132 million (U.S.$1,322 million)) matures during 2018; Ps12,066 million (U.S.$661 million) (principal amount Ps12,198 million (U.S.$668 million)) matures during 2019; Ps19,423 million (U.S.$1,064 million) (principal amount Ps19,687 million (U.S.$1,079 million)) matures during 2020; and Ps150,585 million (U.S.$8,251 million) (principal amount Ps152,187 million (U.S.$8,339 million)) matures after 2020.

If we are unable to comply with our upcoming principal maturities under our indebtedness, or refinance or extend maturities of our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our business, financial condition and results of operations. As a result of the restrictions under the 2017 Credit Agreement, the indentures that govern our Senior Secured Notes and other debt instruments, the current global economic environment and uncertain market conditions, we may not be able to complete asset sales on terms that we find economically attractive or at all. Volatility in the credit and capital markets could significantly affect us due to its effect on the availability of funds to potential acquiring parties, including industry peers. In addition, high levels of consolidation in our industry in some jurisdictions may further limit potential assets sales to interested parties due to antitrust considerations. If we are unable to complete asset sales and our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with financial covenants and payment obligations under our indebtedness.

In addition, our levels of debt, contractual restrictions, and our need to deleverage may limit our planning flexibility and our ability to react to changes in our business and the industry, and may place us at a competitive disadvantage compared to competitors who may have no need to deleverage, lower leverage ratios and fewer contractual restrictions. There can also be no assurance that, because of our leverage ratio and contractual restrictions, we will be able to maintain our operating margins and deliver financial results comparable to the results obtained in the past under similar economic conditions.

We may not be able to generate sufficient cash to service all of our indebtedness or satisfy our short-term liquidity needs, and we may be forced to take other actions to satisfy our obligations under our indebtedness and our short-term liquidity needs, which may not be successful.

Historically, we have addressed our liquidity needs, including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures, with operating cash flow, borrowings under credit facilities and receivables and inventory financing facilities, proceeds of debt and equity offerings and proceeds from asset sales.

As of September 30, 2017, we had U.S.$573 million funded under our securitization programs in Mexico, the United States, France and the United Kingdom. We cannot assure you that, going forward, we will be able to, if needed, roll over or renew these programs, which could adversely affect our liquidity.

The weakness of the global economic environment and its adverse effects on our operating results may negatively affect our credit rating and the market value of CEMEX, S.A.B. de C.V.’s CPOs and ADSs. If current economic pressures continue or worsen, we may be dependent on the issuance of equity as a source to repay our existing indebtedness. Although we have been able to raise debt, equity and equity-linked capital in the recent past, previous conditions in the capital markets in 2008 and 2009 were such that traditional sources of capital were not available to us on reasonable terms or at all. As a result, we cannot assure you that we will be able to successfully raise additional debt or equity capital on terms that are favorable to us or at all.

We have sought and obtained waivers and amendments to several of our debt instruments relating to a number of financial ratios in the past. Our ability to comply with these ratios may be affected by current global economic conditions and volatility in foreign exchange rates and the financial and capital markets. We may need to seek waivers or amendments in the future. However, we cannot assure you that any future waivers or amendments, if requested, will be obtained. If we are unable to comply with the provisions of our debt instruments, and are unable to obtain a waiver or amendment, the indebtedness outstanding under such debt instruments could be accelerated. Acceleration of these debt instruments would have a material adverse effect on our business and financial condition.

If the global economic environment deteriorates and our operating results worsen significantly, if we were unable to complete debt or equity offerings or if our planned divestitures and/or our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with our upcoming principal payments under our indebtedness or refinance our indebtedness.

We have to service our debt and other financial obligations denominated in Dollars with revenues generated in Mexican Pesos or other currencies, as we do not generate sufficient revenue in Dollars from our operations to service all our debt and other financial obligations denominated in Dollars. This could adversely affect our ability to service our obligations in the event of a further devaluation or depreciation in the value of the Mexican Peso, or any of the other currencies of the countries in which we operate, compared to the U.S. Dollar. In addition, our consolidated reported results and outstanding indebtedness are significantly affected by fluctuations in exchange rates between the Mexican Peso and other currencies.

A substantial portion of our total debt plus other financial obligations is denominated in Dollars. As of September 30, 2017, our debt plus other financial obligations denominated in Dollars represented approximately 69% of our total debt plus other financial obligations, which does not include U.S.$371 million of Dollar-denominated Perpetual Debentures. Our Dollar-denominated debt must be serviced with funds generated by CEMEX, S.A.B. de C.V.’s subsidiaries. Although we have substantial operations in the U.S., we continue to rely on our non-U.S. assets to generate revenues to service our Dollar-denominated debt. Consequently, we have to use revenues generated in Mexican Pesos, Euros or other currencies to service our Dollar-denominated obligations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Market Disclosure—Interest Rate Risk, Foreign Currency Risk and Equity Risk—Foreign Currency Risk.” A devaluation or depreciation in the value of the Mexican Peso, Euro, British Pound, Colombian Peso or any of the other currencies of the countries in which we operate, compared to the U.S. Dollar, could adversely affect our ability to service our Dollar-denominated debt. As of September 2017, our operations in Mexico, the United Kingdom, Germany, France, Spain, the Rest of Europe, Colombia, Egypt, the Philippines, the Rest of Asia, Middle East and Africa, which are our main non-Dollar-denominated operations, together generated approximately 59% of our total net sales in Mexican Peso terms (approximately 21%, 7%, 4%, 6%, 3%, 5%, 4%, 1%, 3%, and 5%, respectively) before eliminations resulting from consolidation. In the nine-month period ended September 30, 2017, approximately 22% of our net sales in Mexican Peso terms were generated in the United States. During the nine-month period ended September 30, 2017, the Mexican Peso appreciated approximately 6% against the U.S. Dollar, the Euro appreciated approximately 6% against the U.S. Dollar and the British Pound appreciated approximately 5% against the U.S. Dollar. Currency hedges that we may be a party to or may enter in the future may not be effective in covering all our currency-related risks. Our consolidated reported results for any period and our outstanding indebtedness as of any date are significantly affected by fluctuations in exchange rates between the Mexican Peso and other currencies, as those fluctuations influence the amount of our indebtedness when translated into Mexican Pesos and also result in foreign exchange gains and losses as well as gains and losses on derivative contracts, including those entered into to hedge our exchange rate exposure. The 2017 Credit Agreement and other debt instruments significantly restrict our ability to enter into certain types of derivative transactions.

In addition, as of September 30, 2017, our Euro-denominated total debt plus other financial obligations represented approximately 22% of our total debt plus other financial obligations, which does not include the €64 million aggregate principal amount of Euro-denominated Perpetual Debentures.

High energy and fuel costs may have a material adverse effect on our operating results.

Energy and fuel costs represent an important part of our overall cost structure. Energy and fuel prices and availability are generally subject to market volatility and, therefore, may have an adverse impact on our costs and operating results. In addition, governments in several of the countries where we operate are working to reduce energy subsidies or impose new excise taxes, which could further increase energy costs.

Furthermore, if our efforts to increase our use of alternative fuels are unsuccessful, due to their limited availability, price volatility or otherwise, we would be required to use traditional fuels, which may increase our energy and fuel costs and could have a material adverse effect on our business, financial condition and results of operations.

We are an international company and are exposed to risks in the countries in which we have operations or interests.

We are dependent, in large part, on the economies of the countries in which we market our products. The economies of these countries are in different stages of socioeconomic and political development. Consequently, like many other companies with significant international operations, we are exposed to risks from changes in foreign currency exchange rates, interest rates, inflation, governmental spending, social instability and other political, economic or social developments that may materially affect our business, financial condition and results of operations.

As of September 30, 2017, we had operations in Mexico, the United States, the United Kingdom, France, Germany, Spain, the Rest of Europe, Colombia, the Rest of SAC, the Philippines, Egypt, and the Rest of Asia, Middle East and Africa (as described in “Item 4—Information on the Company—Business Overview” of our 2016 Annual Report).

For a geographic breakdown of our net sales for the nine-month period ended September 30, 2017, see “Geographic Breakdown of Our Net Sales for the Nine-Month Period Ended September 30, 2017” elsewhere in this report.

In recent years, concerns over global economic conditions, energy costs, geopolitical issues, political uncertainty, the availability and cost of credit and the international financial markets have contributed to economic uncertainty and reduced expectations for the global economy.

Our operations in Egypt, the United Arab Emirates (“UAE”) and Israel have experienced instability as a result of, among other things, civil unrest, extremism and the deterioration of general diplomatic relations. We cannot assure that political turbulence in Egypt, Syria, Libya, Yemen and other countries in Africa, the Middle East and Asia will abate in the near future or that neighboring countries will not be drawn into conflict or experience instability. In addition, our operations in Egypt are subject to political risks, such as confiscation, expropriation and/or nationalization. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Egypt Share Purchase Agreement” in our 2016 Annual Report.

Beginning in January 2011, protests demanding a change in the regime took place across Egypt, resulting in the resignation of former President Hosni Mubarak on February 11, 2011. Subsequently, Mr. Mubarak transferred government powers to the Egyptian Army. The Supreme Council of the Armed Forces of Egypt dissolved the Egyptian parliament, suspended the nation’s constitution and formed a committee to recommend constitutional changes to facilitate a political transition through democratic elections. Following some delays, elections for a new parliament took place between November 2011 and January 2012. Elections held in May and June of 2012 witnessed the victory of Mohamed Morsi as the fifth president of Egypt. Despite a return to civilian rule, protests continued to take place across Egypt following Mr. Morsi’s election, culminating in large-scale anti-Morsi protests in June 2013. On July 3, 2013, the Egyptian military, led by General Abdel Fattah el-Sisi removed Mr. Morsi from office and suspended the Egyptian constitution. The Egyptian military then appointed Chief Justice Adly Mansour as the interim president of Egypt, and charged him with forming a transitional technocratic government. In May 2014, presidential elections took place, having elected General Abdel Fattah el-Sisi. In November and December 2015, parliamentary elections to the House of Representatives took place. New presidential elections are expected to be held in the first half of 2018. President Abdel Fattah el-Sisi is widely expected to be re-elected, although the legitimacy of the vote may be marred by low voter turnout. Although CEMEX’s operations in Egypt have been affected by the turbulence in Egypt, CEMEX continues with its cement production, dispatch and sales activities as of the date of this report. Risks to CEMEX’s operations in Egypt include a potential reduction in overall economic activity, exchange rate volatility, increased cost of energy, cement oversupply and threat of terrorist attacks which could have a material adverse effect on our operations in the country.

Our operations are also exposed to the Israeli-Palestinian conflict. Confrontations has increased violence in the region. Progress on peace is highly unlikely, as neither side has shown intentions for making concessions. If the conflicts escalate, it could have a negative impact on the geopolitics and economy in the region, which in turn could adversely affect our operations.

Military activities in Ukraine and on its borders, including Russia effectively taking control of Crimea, followed by Crimea’s independence vote and absorption by Russia, have combined with Ukraine’s weak economic conditions to create uncertainty in Ukraine and the global markets. In response to the annexation of the Crimean region of Ukraine by Russia, other nations, including the U.S., have imposed and may continue to impose economic sanctions on Russia. Presently, concerns related to ongoing unrest in Ukraine have prompted calls for increasing levels of economic sanctions against Russia. Resolution of Ukraine’s political and economic conditions may not occur for some time and the situation could deteriorate into increased violence and/or economic collapse. While not directly impacting territories in which we had operations as of September 30, 2017, this dispute could negatively affect the economies of the countries in which we operate and their access to Russian energy supplies, and could negatively impact the global economy. Further, potential responses by Russia to those sanctions could adversely affect European economic conditions, which could have a material adverse effect on our operations in Europe.

In the Middle East region, during 2017, the Gulf Cooperation Council split in a way not seen since its foundation in 1981, after Saudi Arabia, the UAE and Bahrain launched a boycott of Qatar in June 2017, alleging Qatar’s support to Islamist groups. The end of the conflict does not appear to be imminent, as Qatar refuses to accept demands from Gulf Cooperation Council countries. The Qatar-Gulf crisis may have a negative economic impact on the region.

In Asia, there is considerable political instability in Taiwan related to its disputes with China and in South Korea related to its disputes with North Korea. Similarly, mutually exclusive territorial disputes among several Southeast Asian countries in the South China Sea amplify the potential for an outbreak of hostilities. A major outbreak of hostilities or other political upheaval in China, Taiwan, North Korea or South Korea could adversely affect the global economy, which could have a material adverse effect on our business, financial condition or results of operations. A potential sharp and unexpected reduction of economic growth in China, or an economic contraction of this country, could affect the global economy to an extent that could damage the financial results of our operations.

Other regions are also exposed to political turmoil, including the continued political unrest in Venezuela, which may similarly affect the results of our operations in those regions.

Further, there have been terrorist attacks and ongoing threats of future terrorist attacks in countries in which we maintain operations. We cannot assure you that there will not be other attacks or threats that will lead to an economic contraction or erection of material barriers to trade in any of our markets. An economic contraction in any of our major markets could affect domestic demand for cement and could have a material adverse effect on our operations.

We are subject to anti-corruption, anti-bribery, anti-money laundering and antitrust laws and regulations in the countries in which we operate. Any violation of any such laws or regulations could have a material adverse impact on our reputation and results of operations and financial condition.

We are subject to anti-corruption, anti-bribery, anti-money laundering, antitrust and other international laws and regulations and are required to comply with the applicable laws and regulations of the countries in which we operate. In addition, we are subject to regulations on economic sanctions that restrict our dealings with certain sanctioned countries, individuals and entities. Given the large number of contracts that we are a party to around the world, the geographic distribution of our operations and the great variety of actors that we interact within the course of business, we are subject to the risk that our affiliates, employees, directors, officers, partners, agents and service providers may misappropriate our assets, manipulate our assets or information, make improper payments or engage in corruption, bribery, money laundering or other illegal activity, for such person’s personal or business advantage.

There can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our affiliates, employees, directors, officers, partners, agents and service providers or that any such persons will not take actions in violation of our policies and procedures. If we fail to fully comply with applicable laws and regulations, the relevant government authorities of the countries where we operate have the power and authority to impose fines and other penalties. Any violations by us of anti-bribery and anti-corruption laws or sanctions regulations could have a material adverse effect on our business, reputation, results of operations and financial condition.

For further information regarding our ongoing proceedings with respect to anti-corruption laws, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—We are subject to litigation proceedings, including antitrust proceedings, that could harm our business if an unfavorable ruling were to occur” and “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings” in our 2016 Annual Report.

We have concluded that our internal control over financial reporting was not effective as of December 31, 2016, and our remediation efforts are ongoing. As a result, our ability to report our results of operations accurately, including our ability to make required filings with government authorities, may be adversely affected if our remediation efforts are not adequate. In addition, the trading price of our securities may be adversely affected by a related negative market reaction.

We have identified a material weakness in our internal control over financial reporting. Our management, including CEMEX, S.A.B. de C.V.’s Chief Executive Officer and Executive Vice President of Finance and Chief Financial Officer, has concluded that our disclosure controls and procedures were not effective as of December 31, 2016 to achieve their intended objectives. We have identified the following material weakness in our internal control over financial reporting: our risk assessment process did not operate effectively to implement controls that would prevent, or detect and correct, misstatements resulting from apparent collusion or management override of controls in relation to significant unusual transactions. In addition, we did not design and operate effective monitoring controls to detect non-compliance with our policies related to the financial reporting of significant unusual transactions. This material weakness relates, in part, to the previously disclosed irregular payments to a non-governmental individual made in connection with the Maceo Project. As of December 31, 2016, the investigations of this failure, and the implementation of our remediation plan to address it, were not far enough advanced to provide a sufficient level of assurance that such circumvention or override of controls and misuse of funds by management would be prevented. For more information, see “Item 15—Controls and Procedures” in our 2016 Annual Report. As of the date of this report, the process of designing, implementing and validating remedial measures related to the material weakness is ongoing. Remedial activities to address the material weakness include, but are not limited to, the establishment of a corporate committee to oversee large investment projects, enhancements to internal audit procedures related to large investment projects, and enhancements to monitoring controls, including a new reporting policy for significant unusual transactions that are executed at the operating subsidiary level, in order to make them operate at a sufficient level of precision. If our efforts to remediate this material weakness are not successful, we may be unable to report our results of operations accurately and make our required filings with government authorities, including the SEC. Furthermore, our business and operating results and the price of our securities may be adversely affected by related negative market reactions. We cannot be certain that in the future additional material weaknesses will not exist or otherwise be discovered.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The financial data set forth below as of December 31, 2015 and 2016 and for each of the three years ended December 31, 2014, 2015 and 2016 have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements included in the 2016 Annual Report. Our audited consolidated financial statements prepared under International Financial Reporting Standards (“IFRS”), for the year ended December 31, 2016 were approved by our shareholders at the annual general ordinary shareholders’ meeting held on March 30, 2017.

The operating results of newly acquired businesses are consolidated in our financial statements beginning on the acquisition date. Therefore, all periods presented do not include operating results corresponding to newly acquired businesses before we assumed control. As a result, the financial data for the years ended December 31, 2014, 2015 and 2016 may not be comparable to that of prior periods.

The financial data set forth below as of September 30, 2017, and for the nine-month periods ended September 30, 2016 and 2017, have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our unaudited condensed consolidated financial statements as of September 30, 2017 and for the nine-month periods ended September 30, 2016 and 2017 and the notes thereto included herein. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring items) that are necessary to properly present, in all material respects, the results for the interim periods. The interim results of operations for the nine-month period ended September 30, 2017 are not indicative of operating results to be expected for the entire year.

Our unaudited condensed consolidated financial statements as of September 30, 2017 and for the nine-month periods ended September 30, 2016 and 2017 included herein are prepared on a basis consistent with the accounting policies used in the preparation and presentation of our audited consolidated financial statements included in the 2016 Annual Report. No new IFRSs have been adopted by CEMEX during 2017; however, we are calculating the effects of adopting new IFRSs during 2017, which are not yet mandatory as of this year.

Our audited consolidated financial statements included in the 2016 Annual Report have been prepared in accordance with IFRS, which differ in significant respects from United States Generally Accepted Accounting Principles (“U.S. GAAP”). The regulations of the SEC do not require foreign private issuers that prepare their financial statements on the basis of IFRS (as published by the International Accounting Standards Board) to reconcile such financial statements to U.S. GAAP. Accordingly, since our adoption of IFRS, we no longer reconcile our financial information to U.S. GAAP.

Non-Mexican Peso amounts included in the consolidated financial statements are first translated into Dollar amounts, in each case at a commercially available or an official government exchange rate for the relevant period or date, as applicable, and those Dollar amounts are then translated into Mexican Peso amounts at the CEMEX accounting rate, described under “Item 3—Key Information—Mexican Peso Exchange Rates” of the 2016 Annual Report, as of the relevant period or date, as applicable.

The Dollar amounts provided below, unless otherwise indicated elsewhere in this report, are translations of Mexican Peso amounts at an exchange rate of Ps18.25 to U.S.$1.00, the CEMEX accounting rate as of September 30, 2017. However, in the case of transactions conducted in Dollars, we have presented the Dollar amount of the transaction and the corresponding Mexican Peso amount that is presented in our unaudited condensed consolidated financial statements. These translations have been prepared solely for the convenience of the reader and should not be construed as representations that the Mexican Peso amounts actually represent those Dollar amounts or could be converted into Dollars at the rate indicated. The noon buying rate for Mexican Pesos on September 30, 2017 was Ps18.15 to U.S.$1.00. Between January 1, 2017 and November 17, 2017, the Mexican Peso appreciated by approximately 8% against the Dollar, based on the noon buying rate for Mexican Pesos.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES Selected Consolidated Financial Information

	As of and For the Year Ended December 31,			As of and For the Nine Months Ended September 30,
	2014	2015	2016	2016	2017
	(in millions, except ratios and share and per share amounts)
Statement of Operations Information:
Net sales	Ps 199,942	Ps 220,326	Ps 249,945	Ps 186,288	Ps 192,595
Cost of sales(1)	(134,742)	(146,068)	(160,433)	(120,221)	(126,668)
Gross profit	65,200	74,258	89,512	66,067	65,927
Operating expenses	(43,347)	(47,769)	(53,969)	(39,704)	(41,212)
Operating earnings before other expenses, net(2)	21,853	26,489	35,543	26,363	24,715
Other (expense) income, net	(5,045)	(3,043)	(1,670)	(1,507)	1,377
Operating earnings(2)	16,808	23,446	33,873	24,856	26,092
Financial items(3)	(18,952)	(21,002)	(16,997)	(12,976)	(12,975)
Share of profit of equity accounted investees	294	738	688	553	385

Earnings (loss) before income tax	(1,850)	3,182	17,564	12,433	13,502
Discontinued operations(4)(5)	90	1,279	768	555	3,503
Non-controlling interest net income	1,103	932	1,174	987	1,087
Controlling interest net income (loss)	(6,783)	1,201	14,033	9,750	17,229
Basic earnings (loss) per share(6)(7)	(0.16)	0.03	0.33	0.22	0.38
Diluted earnings (loss) per share(6)(7)	(0.16)	0.03	0.33	0.22	0.37
Basic earnings (loss) per share of continuing operations(6)(7)	(0.16)	—	0.31	0.21	0.30
Diluted earnings (loss) per share of continuing operations(6)(7)	(0.16)	—	0.31	0.21	0.30
Number of shares outstanding(6)(8)(9)	37,370	40,403	42,182	44,572	45,266
Balance Sheet Information:
Cash and cash equivalents	12,589	15,280	11,616	11,508	8,203
Assets held for sale(4)(5)	—	3,446	21,031	15,278	1,543
Property, machinery and equipment, net	202,928	214,133	230,133	227,779	215,931
Total assets	514,961	542,264	599,728	588,860	532,808
Short-term debt including current maturities of long-term debt	14,507	218	1,222	7,675	8,110
Long-term debt	191,327	229,125	235,016	230,633	175,802
Liabilities from operations held for sale	—	673	815	1,088	—
Non-controlling interest and Perpetual Debentures(10)	17,068	20,289	28,951	27,226	27,185
Total controlling interest	131,103	143,479	167,774	165,229	172,635
Other Financial Information:
Net working capital(11)	20,757	16,781	7,920	16,175	11,357
Book value per share(6)(9)(12)	3.51	3.55	3.98	3.71	3.82
Operating margin before other expense, net	10.9%	12.0%	14.2%	14.2%	12.8%
Operating EBITDA(13)	35,556	41,354	51,534	38,379	36,597
Ratio of Operating EBITDA to interest expense(13)	1.7	2.1	2.3	2.3	2.4
Capital expenditures	9,486	12,313	13,279	13,278	6,403
Depreciation and amortization	13,703	14,865	15,991	12,016	11,882
Net cash flow provided by continued operating activities before interest, coupons on Perpetual Debentures and income taxes	35,445	43,184	61,188	40,919	29,690
Basic earnings (loss) per CPO of continuing operations(6)(7)	(0.48)	—	0.93	0.63	0.90
Basic earnings (loss) per CPO(6)(7)	(0.48)	0.09	0.99	0.66	1.14
Total debt plus other financial obligations	244,429	268,198	273,868	273,868	214,004

(1)	Cost of sales includes depreciation, amortization and depletion of assets involved in production, freight expenses of raw materials used in our producing plants, delivery expenses of our ready-mix concrete business and expenses related to storage in producing plants. Our cost of sales excludes (i) expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale, which are included as part of the line item titled “Administrative and selling expenses,” and (ii) freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations, which are all included as part of the line item titled “Distribution expenses.”

(2)	In the statements of operations, CEMEX includes the line item titled “Operating earnings before other income (expenses), net” considering that is a relevant measure for CEMEX’s management as explained in note 4B to our audited consolidated financial statements included in the 2016 Annual Report. Under IFRS, while there are line items that are customarily included in the statement of operations, such as net sales, operating costs and expenses and financial revenues and expenses, among others, the inclusion of certain subtotals such as “Operating earnings before other income (expenses), net” and the display of such statements of operations varies significantly by industry and company according to specific needs.
(3)	Financial items include financial expenses and our other financial income, net, which includes our financial income, results from financial instruments, net (derivatives, fixed-income investments and other securities), foreign exchange results and effects of net present value on assets and liabilities and others, net. See notes 7 and 16 to our audited consolidated financial statements included in the 2016 Annual Report and note 6 to our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2016 and 2017 included herein.
(4)	On October 31, 2015, after the conditions precedent were satisfied, we completed the sale of our operations in Austria and Hungary to the Rohrdorfer Group for €165 million (U.S.$179 million or Ps3,090 million) after final adjustments for changes in cash and working capital balances as of the transfer date. Our combined operations in Austria and Hungary consisted of 29 aggregates quarries and 68 ready-mix plants. As per IFRS, our balance sheet as of December 31, 2014 was not restated as a result of the sale of our operations in Austria and Hungary. On May 26, 2016, we closed the sale of our operations in Bangladesh and Thailand to Siam City Cement Public Company Ltd. for approximately U.S.$70 million. As per IFRS, our balance sheet as of December 31, 2015 was not restated as a result of the sale of our operations in Thailand and Bangladesh. On January 31, 2017, one of CEMEX, S.A.B. de C.V.’s subsidiaries in the U.S. closed the sale of our U.S. Reinforced Concrete Pipe Manufacturing Business (the “Concrete Pipe Business”) to Quikrete Holdings, Inc. (“Quikrete”) for U.S.$500 million plus an additional U.S.$40 million contingent consideration based on future performance. Considering that we disposed of our entire concrete pipe division, the operations of the Concrete Pipe Business, as included in our statements of operations for the years ended December 31, 2014, 2015 and 2016, were reclassified to the single line item “Discontinued operations.” In addition, as of December 31, 2016, the Concrete Pipe Business was reclassified to assets held for sale and directly related liabilities on our consolidated balance sheet, including U.S.$260 million (Ps5,369 million) of goodwill associated with the reporting segment in the United States that was proportionally allocated to these net assets based on their relative fair values. See note 4A to our audited consolidated financial statements included in the 2016 Annual Report and note 3A to our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2016 and 2017 included herein.
(5)	On August 12, 2015, we entered into an agreement for the sale of our operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, to Duna-Dráva Cement Kft. for €231 million (approximately U.S.$243 million or Ps5,032 million). Those operations mainly consist of three cement plants with aggregate annual production capacity of approximately 2.4 million tons of cement, two aggregates quarries and seven ready-mix plants. On April 5, 2017, we announced that the European Commission issued a decision that restricts completion of the sale. Therefore, the sale of our operations in Croatia did not close and we currently maintain our operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia. For the years ended December 31, 2015 and 2014, the operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, included in our statements of operations are presented in the single line item “Discontinued operations.” However, due to the inability to complete the sale, beginning in the second quarter of 2017, we reclassified the financial statements of our operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, from the single line item “Discontinued operations” to each applicable line item in our 2016 consolidated financial statements. See notes 4A and 26 to our audited consolidated financial statements included in the 2016 Annual Report and note 3A to our unaudited condensed consolidated financial statements included herein.
(6)	CEMEX, S.A.B. de C.V.’s capital stock consists of Series A shares and Series B shares. Each CPO represents two Series A shares and one Series B share. As of September 30, 2017, approximately 99.85% of CEMEX, S.A.B. de C.V.’s outstanding share capital was represented by CPOs. Each ADS represents ten CPOs.
(7)

Earnings (loss) per share is calculated based upon the weighted average number of shares outstanding during the year, as described in note 22 to our audited consolidated financial statements included in the 2016 Annual Report. Basic loss per CPO is determined by multiplying the basic loss per share for each period by three (the number of shares underlying each CPO). Basic loss per CPO is presented solely for the convenience of the reader and does not represent a measure under IFRS. As shown in notes 4A and 22 to our audited consolidated financial statements included in the 2016 Annual Report, and in connection with the sale of our operations in Croatia, Austria, Hungary, Thailand, Bangladesh, and the sale of the Concrete Pipe Business, for the year ended December 31, 2014, “Basic loss per share” includes Ps0.16 from “Continuing operations,” and for the year ended December 31, 2016, “Basic earnings per share” includes Ps0.31 from “Continuing operations.” In addition, for the years ended December 31, 2015 and 2016, “Basic earnings per share” includes Ps0.03 and Ps0.02, respectively, from “Discontinued operations.” Likewise, for the year ended December 31, 2014, “Diluted loss per share” includes Ps0.16, and for the year ended

December 31, 2016, “Diluted earnings per share” includes Ps0.31 from “Continuing operations.” In addition, for the years ended December 31, 2015 and 2016, “Diluted earnings per share” includes Ps0.03 and Ps0.02, respectively, from “Discontinued operations.” For the nine-month period ended September 30, 2016, “Basic earnings per share” and “Diluted earnings per share” include Ps0.21 from “Continuing operations.” For the nine-month period ended September 30, 2017, “Basic earnings per share” and “Diluted earnings per share” include Ps0.30 from “Continuing operations.” See note 22 to our audited consolidated financial statements included in the 2016 Annual Report.
(8)	CEMEX, S.A.B. de C.V. did not declare a dividend for fiscal years 2014, 2015 and 2016. At each of CEMEX, S.A.B. de C.V.’s 2014, 2015 and 2016 annual general ordinary shareholders’ meetings, held on March 26, 2015, March 31, 2016, and March 30, 2017, respectively, CEMEX, S.A.B. de C.V.’s shareholders approved a recapitalization of retained earnings. New CPOs issued pursuant to each such recapitalization were allocated to shareholders on a pro-rata basis. As a result, shares equivalent to approximately 500 million CPOs, approximately 538 million CPOs and approximately 562.4 million CPOs were allocated to shareholders on a pro-rata basis in connection with the 2014, 2015 and 2016 recapitalizations, respectively. In each case, CPO holders received one new CPO for each 25 CPOs held and ADS holders received one new ADS for each 25 ADSs held. There was no cash distribution and no entitlement to fractional shares.
(9)	Based upon the total number of shares outstanding at the end of each period, expressed in millions of shares, and includes shares subject to financial derivative transactions, but does not include shares held by our subsidiaries.
(10)	As of December 31, 2014, 2015 and 2016 and September 30, 2016 and 2017, non-controlling interest includes U.S.$466 million (Ps6,869 million), U.S.$440 million (Ps7,581 million), U.S.$438 million (Ps9,075 million), U.S.$443 million (Ps8,590 million) and U.S.$446 million (Ps8,140 million), respectively, that represents the nominal amount of Perpetual Debentures, denominated in Dollars and Euros, issued by consolidated entities. In accordance with IFRS, these securities qualify as equity due to their perpetual nature and the option to defer the coupons.
(11)	Net working capital equals trade receivables, less allowance for doubtful accounts plus inventories, net, less trade payables.
(12)	Book value per share is calculated by dividing the total controlling interest by the number of shares outstanding.
(13)	Operating EBITDA equals operating earnings before other income (expenses), net, plus amortization and depreciation expenses. Operating EBITDA is calculated and presented because we believe that it is widely accepted as a financial indicator of our ability to internally fund capital expenditures and service or incur debt, and the consolidated ratio of Operating EBITDA to interest expense is calculated and presented because it is used to measure our performance under certain of our financing agreements. Operating EBITDA and such ratio are non-IFRS measures, and should not be considered as indicators of our financial performance as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. Under IFRS, while there are line items that are customarily included in statements of operations prepared pursuant to IFRS, such as net sales, operating costs and expenses and financial revenues and expenses, among others, the inclusion of certain subtotals, such as operating earnings before other income (expenses), net, and the display of such statement of operations varies significantly by industry and company according to specific needs. Our Operating EBITDA may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. Operating EBITDA is reconciled below to operating earnings before other income (expenses), net, as reported in the statements of operations, and to net cash flows provided by operating activities before interest and income taxes paid in cash, as reported in the statement of cash flows. Interest expense under IFRS does not include coupon payments on the Perpetual Debentures issued by consolidated entities of approximately Ps420 million in 2014, approximately Ps432 million in 2015 and approximately Ps507 million in 2016, as described in note 20D to our audited consolidated financial statements included in the 2016 Annual Report, and approximately Ps369 million for the nine-month period ended September 30, 2016 and approximately Ps359 million for the nine-month period ended September 30, 2017.

	For the Year Ended December 31,						For the Nine Months Ended September 30,
	2014		2015		2016		2016		2017
	(in millions)
							(unaudited)
Reconciliation of Operating EBITDA to net cash flows provided by continuing operations activities before interest, coupons on Perpetual Debentures and income taxes
Operating EBITDA	Ps	35,556	Ps	41,354	Ps	51,534	Ps	38,379	Ps	36,597
Less:
Depreciation and amortization expense		13,703		14,865		15,991		12,016		11,882

Operating earnings before other expenses, net	Ps	21,853	Ps	26,489	Ps	35,543	Ps	26,363	Ps	24,715

Plus / minus:
Changes in working capital excluding income taxes		1,475		3,541		11,023		3,500		(4,219)
Depreciation and amortization expense		13,703		14,865		15,991		12,016		11,882
Other items, net		(1,586)		(1,711)		(1,369)		(960)		(2,688)

Net cash flows provided by continuing operations activities before interest, coupons on Perpetual Debentures and income taxes	Ps	35,445	Ps	43,184	Ps	61,188	Ps	40,919	Ps	29,690

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with, and is qualified in its entirety by reference to, our unaudited condensed consolidated financial statements as of September 30, 2017 and for the nine-month periods ended September 30, 2016 and 2017 included herein. Our significant accounting policies are described in note 2 to our audited consolidated financial statements included in our 2016 Annual Report.

On October 26, 2017, we announced our results for the nine-month period ended September 30, 2017. The interim results of operations for the nine-month period ended September 30, 2017 are not indicative of operating results to be expected for the entire year or any subsequent interim period. The following is a discussion of our results for the nine-month period ended September 30, 2017 as compared to the same period in the prior year.

Our unaudited condensed consolidated financial statements included herein include those subsidiaries in which we hold a controlling interest or which we otherwise control. Control exists when we have the power, directly or indirectly, to govern the administrative, financial and operating policies of an entity in order to obtain benefits from its activities.

Investments in associates are accounted for by the equity method, when we have significant influence, which is generally presumed with a minimum equity interest of 20% unless it is proven that we have significant influence with a lower percentage. Under the equity method, after acquisition, our original cost in the investment is adjusted for our proportional interest of the holding company in the associate’s equity and earnings, considering the effects of inflation.

All balances and transactions among group subsidiaries have been eliminated in consolidation.

For the nine-month periods ended September 30, 2016 and 2017, our consolidated results reflect the following transactions, which had an impact on the comparability of our results in such periods:

•	On June 30, 2017, we announced that one of our subsidiaries in the United States closed the divestment of its Pacific Northwest Materials Business consisting of aggregate, asphalt and ready-mix concrete operations in Oregon and Washington to Cadman Materials, Inc., a subsidiary of Lehigh Hanson, Inc. and the U.S. subsidiary of Heidelberg-Cement Group, for approximately U.S.$150 million.

•	On February 10, 2017, one of our subsidiaries in the U.S. sold its Fairborn, Ohio cement plant and cement terminal in Columbus, Ohio to Eagle Materials Inc. for U.S.$400 million. We used the proceeds from this transaction for debt reduction and general corporate purposes.

•	On January 31, 2017, we announced the closing of the sale of the Concrete Pipe Business in the United States to Quikrete for approximately U.S.$500 million plus an additional U.S.$40 million contingent consideration based on future performance.

•	On November 18, 2016, after all conditions precedent were satisfied, CEMEX, S.A.B. de C.V. announced that it had closed the sale of certain assets in the U.S. to Grupo Cementos de Chihuahua, S.A.B. de C.V. (“GCC”) for approximately U.S.$306 million. The assets were sold by an affiliate of CEMEX to an affiliate of GCC in the U.S., and mainly consisted of CEMEX’s cement plant in Odessa, Texas, two cement terminals and the building materials business in El Paso, Texas and Las Cruces, New Mexico.

•	On July 18, 2016, CHP closed its initial public offering of 45% of its common shares in the Philippines and 100% of CHP’s common shares started trading on the Philippine Stock Exchange under the ticker “CHP.” As of September 30, 2017, CEMEX Asian South East Corporation, an indirect subsidiary of CEMEX España, directly owned approximately 55% of CHP’s outstanding common shares. The net proceeds to CHP from its initial public offering were approximately U.S.$506.8 million, which were used to repay existing indebtedness owed to BDO Unibank and to an indirect subsidiary of CEMEX.

•	On May 26, 2016, certain of our subsidiaries sold their operations in Bangladesh and Thailand to Siam City Cement Public Company Ltd. for approximately U.S.$70 million. We used the proceeds from this transaction for debt reduction and general corporate purposes.

•

On August 12, 2015, we entered into an agreement for the sale of our operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, to Duna-Dráva Cement Kft. for €231 million (approximately U.S.$243 million or Ps5,032 million). Those operations mainly consisted of three cement plants with aggregate annual production capacity of approximately 2.4 million tons of cement, two aggregates quarries and seven ready-mix plants. On April 5, 2017, we announced that the European Commission issued a decision that restricted completion of the sale. Therefore, the sale of our operations in Croatia did not close and we currently maintain our operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia.

Selected Condensed Consolidated Statements of Operations Data

The following table sets forth our selected condensed consolidated statements of operations data for each of the nine-month periods ended September 30, 2016 and 2017 expressed as a percentage of net sales.

	For the Nine-Month Periods Ended September 30,
	2016	2017
Net sales	100%	100%
Cost of sales	(65)%	(66)%

Gross profit	35%	34%

Total operating expenses	(21)%	(21)%

Operating earnings before other income (expense), net	14%	13%

Other income (expenses), net	(1)%	1%

Operating earnings	13%	14%

Financial expense	(9)%	(8)%
Other financial income, net	2%	1%
Share of profit of equity accounted investees	—	—

Earnings before income tax	7%	7%

Income taxes	(1)%	1%

Net income from continuing operations	5%	8%

Discontinued operations	—	2%

Consolidated net income for the period	6%	10%

Non-controlling interest net income for the period	(1)%	(1)%

Controlling interest net income for the period	5%	9%

Nine-Month Period Ended September 30, 2017 Compared to Nine-Month Period Ended September 30, 2016

Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the nine-month period ended September 30, 2017 compared to the nine-month period ended September 30, 2016, in our domestic cement and ready-mix concrete sales volumes, as well as export sales volumes of cement and domestic cement and ready-mix concrete average sales prices for each of our geographic segments.

Effective January 1, 2016, according to an announcement made by CEMEX on December 1, 2015, CEMEX’s operations were reorganized into five geographical regions, each under the supervision of a regional president, as follows: (1) Mexico, (2) United States, (3) Europe, (4) SAC and (5) Asia, Middle East and Africa. Under the new organization, the geographical operating segments under the former Mediterranean region were incorporated to the Europe region or the Asia, Middle East and Africa region, as applicable.

The table below and the other volume data presented by geographic segment in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section are presented before eliminations resulting from consolidation (including those shown on page F-13 of our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2016 and 2017 included herein).

	Domestic Sales Volumes		Export Sales Volumes	Average Domestic Sales Prices in Local Currency(1)
Geographic Segment	Cement	Ready-Mix Concrete	Cement	Cement	Ready-Mix Concrete
Mexico	-4%	-2%	+6%	+18%	+9%
United States	-7%	-4%	—	+3%	+1%
Europe
United Kingdom	-8%	-2%	—	+3%	Flat
Germany	+14%	+2%	-10%	Flat	+2%
France	—	+7%	—	—	+1%
Spain	+23%	Flat	-20%	-4%	+6%
Rest of Europe (2)	+7%	+9%	+12%	+4%	+4%
South, Central America and the Caribbean
Colombia	-5%	-15%	—	-21%	-2%
Rest of South, Central America and the Caribbean (3)	+24%	+10%	+7%	+2%	-2%
Asia, Middle East and Africa
Egypt	-14%	-3%	—	+11%	-5%
Philippines	-3%	—	+2%	-10%	—
Rest of Asia, Middle East and Africa (4)	+56%	+5%	—	+3%	+4%

“—” = Not Applicable

(1)	Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For purposes of a geographic segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into Dollar terms (except for the Rest of Europe, in which they are translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in Dollar terms (except for the Rest of Europe, in which they represent the weighted average change of prices in Euros) based on total sales volumes in the region.

(2)	The “Rest of Europe” segment refers primarily to operations in the Czech Republic, Croatia, Poland and Latvia, as well as trading activities in Scandinavia and Finland. On August 12, 2015, we entered into an agreement for the sale of our operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, to Duna-Dráva Cement Kft. On April 5, 2017, we announced that the European Commission issued a decision that restricted completion of the sale. Therefore, the sale of our operations in Croatia did not close and we currently maintain our operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia. Due to the inability to complete the sale, beginning in the second quarter of 2017, we reclassified the financial statements of our operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, from the single line item “Discontinued operations” to each applicable line item in our 2016 condensed consolidated financial statements. See notes 4A and 26 to our audited consolidated financial statements included in the 2016 Annual Report and note 3A to our unaudited condensed consolidated financial statements included herein.

(3)	The “Rest of South, Central America and the Caribbean” segment includes CEMEX’s operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Peru, Jamaica, Trinidad and Tobago and other countries in the Caribbean, El Salvador, Guatemala, Brazil and small ready-mix concrete operations in Argentina.

(4)	The “Rest of Asia, Middle East and Africa” segment includes the operations in the UAE and Israel. On May 26, 2016, we completed the sale of our operations in Bangladesh and Thailand. Our operations in Bangladesh and Thailand for the five-month period ended May 26, 2016 included in CEMEX’s statements of operations were reclassified to the single line item “Discontinued operations.” See note 4A to our consolidated financial statements included in the 2016 Annual Report and note 3A to our unaudited condensed consolidated financial statements included herein.

On a consolidated basis, our cement sales volumes decreased 2%, from 52.2 million tons for the nine-month period ended September 30, 2016 to 51.3 million tons for the same period in 2017 and our ready-mix concrete sales volumes remained flat at 38.6 million tons for the nine-month periods ended September 30, 2016 and 2017. Our net sales increased approximately 3%, from Ps186,288 million for the nine-month period ended September 30, 2016 to Ps192,595 million for the same period in 2017, and our operating earnings before other income (expenses), net, decreased approximately 6%, from Ps26,363 million for the nine-month period ended September 30, 2016 to Ps24,715 million for the same period in 2017.

The following tables present selected financial information of net sales and operating earnings before other income (expenses), net, for each of our geographic segments for the nine-month periods ended September 30, 2016 and 2017. The net sales information in the table below is presented before eliminations resulting from consolidation shown on page F-10 of our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2016 and 2017 included herein. Variations in net sales determined on the basis of Mexican Pesos include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-à-vis the Mexican Peso; therefore, such variations differ substantially from those based solely on the countries’ local currencies:

Geographic Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in Mexican Pesos	Net Sales For the Nine-Month Periods Ended September 30,
				2016	2017
	(in millions of Mexican Pesos)
Mexico	+10%	—	+10%	Ps 39,511	Ps 43,501
United States	-2%	+2%	Flat	49,467	49,543
Europe
United Kingdom	-2%	-5%	-7%	16,270	15,207
Germany	+3%	+2%	+5%	6,972	7,328
France	+7%	+3%	+10%	10,746	11,829
Spain	-1%	+3%	+2%	5,057	5,164
Rest of Europe(2)	+12%	+2%	+14%	9,492	10,836
South, Central America and the Caribbean

Geographic Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in Mexican Pesos	Net Sales For the Nine-Month Periods Ended September 30,
				2016		2017
	(in millions of Mexican Pesos)
Colombia	-18%	+5%	-13%		9,346		8,132
Rest of South, Central America and the Caribbean(3)	+23%	-1%	+22%		14,633		17,835
Asia, Middle East and Africa
Egypt	-3%	-13%	-52%		5,715		2,736
Philippines	-13%	-39%	-16%		7,471		6,289
Rest of Asia, Middle East and Africa(4)	+8%	+2%	+10%		8,805		9,699
Others(5)	+11%	+10%	+21%		13,830		16,699

Continuing operations			+4%	Ps	197,315	Ps	204,798
Discontinued operations			-77%		6,819		1,549

Net sales before eliminations			+1%	Ps	204,134	Ps	206,347

Eliminations resulting from consolidation			+11%		11,027		12,203

Net sales			+1%	Ps	193,107	Ps	194,144

Geographic Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in Mexican Pesos	Operating Earnings (Loss) Before Other Income (Expenses), Net For the Nine-Month Periods Ended September 30,
				2016		2017
	(in millions of Mexican Pesos)
Mexico	+15%	—	+15%	Ps	12,479	Ps	14,355
United States	+17%	-2%	+15%		2,681		3,090
Europe
United Kingdom	-27%	-3%	-30%		2,007		1,395
Germany	+<100%	—	+<100%		7		112
France	+85%	-5%	+80%		151		272
Spain	->100%	—	->100%		183		(267)
Rest of Europe(2)	+24%	-8%	+16%		520		605
South, Central America and the Caribbean
Colombia	-61%	+3%	-58%		2,869		1,215
Rest of South, Central America and the Caribbean(3)	+8%	—	+8%		3,975		4,303
Asia, Middle East and Africa
Egypt	-57%	-23%	-80%		1,571		315
Philippines	-60%	-2%	-58%		1,719		723
Rest of Asia, Middle East and Africa(4)	+6%	—	+6%		961		1,014
Others(5)	-1%	-11%	-12%		(2,760)		(2,417)

Operating earnings before other income (expenses), net from continuing operations			-6%	Ps	26,363	Ps	24,715
Operating earnings before other income (expenses), net from discontinued operations			-94%		310		18

Total			-7%	Ps	26,673	Ps	24,733

“—” = Not Applicable

(1)	Represents the variation in local currency terms. For purposes of a geographic segment consisting of a region, the variation in local currency terms for each individual country within the region are first translated into Dollar terms (except for the Rest of Europe, in which they are translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the change in Dollar terms (except for the Rest of Europe region, in which they represent the change in Euros), net, in the region.
(2)	The “Rest of Europe” segment refers primarily to operations in the Czech Republic, Croatia, Poland and Latvia, as well as trading activities in Scandinavia and Finland. On August 12, 2015, we entered into an agreement for the sale of our operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, to Duna-Dráva Cement Kft. On April 5, 2017, we announced that the European Commission issued a decision that restricted completion of the sale. Therefore, the sale of our operations in Croatia did not close and we currently maintain our operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia. Due to the inability to complete the sale, beginning in the second quarter of 2017, we reclassified the financial statements of our operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, from the single line item “Discontinued operations” to each applicable line item in our 2016 condensed consolidated financial statements. See note 4A and 26 to our audited consolidated financial statements included in the 2016 Annual Report and note 3A to our unaudited condensed consolidated financial statements included herein.
(3)	The “Rest of South, Central America and the Caribbean” segment includes CEMEX’s operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Peru, Jamaica, Trinidad and Tobago and other countries in the Caribbean, El Salvador, Guatemala, Brazil and small ready-mix concrete operations in Argentina.
(4)	The “Rest of Asia, Middle East and Africa” segment includes the operations in the UAE and Israel. On May 26, 2016, we completed the sale of our operations in Bangladesh and Thailand. Our operations in Bangladesh and Thailand for the five-month period ended May 26, 2016 included in CEMEX’s statements of operations were reclassified to the single line item “Discontinued operations,” which includes, for the nine-month period ended September 30, 2016, a gain on sale of approximately U.S.$24 million (Ps424 million). See note 4A to our consolidated financial statements included in the 2016 Annual Report and note 3A to our unaudited condensed consolidated financial statements included herein.
(5)	The “Others” segment refers to: (i) cement trade maritime operations, (ii) our information technology solutions business (Neoris N.V.), (iii) CEMEX, S.A.B. de C.V. and other corporate entities and (iv) other minor subsidiaries with different lines of business.

Net sales. Our consolidated net sales increased approximately 3%, from Ps186,288 million for the nine-month period ended September 30, 2016 to Ps192,595 million for the same period in 2017. The increase was primarily attributable to higher prices for our products in Mexico and the U.S., as well as higher cement volumes in Europe, Asia, the Middle East and African regions. Set forth below is a quantitative and qualitative analysis of the various factors affecting our net sales on a geographic segment basis. The discussion of volume data and net sales information below is presented before eliminations resulting from consolidation shown in note 3C to our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2016 and 2017 included herein.

Mexico

As of September 30, 2017, our operations in Mexico represented approximately 13% of our total assets. Our net sales from our operations in Mexico represented approximately 21% of our total net sales for the nine-month period ended September 30, 2017, in Mexican Peso terms, before eliminations resulting from consolidation. Our domestic cement sales volumes from our operations in Mexico decreased approximately 4% for the nine-month period ended September 30, 2017 compared to the same period in 2016, and our ready-mix concrete sales volumes decreased approximately 2% over the same period. In the industrial-and-commercial sector, while recent indicators reflect slower growth in retail sales, favorable dynamics continued in shopping malls, hospitality and tourism-related construction. Regarding the self-construction sector, while disposable income was temporarily affected by higher inflation, indicators including job creation and remittances continued to be solid. In the formal residential sector, there has been a recent shift in mortgage dynamics between banking and government-related entities. Mortgage credits from the banking sector, recently reflected a slowdown in credits while mortgages from the Instituto del Fondo Nacional de la Vivienda para los Trabajodores (“INFONAVIT”) rebounded. INFONAVIT is now offering higher-value loans with improved terms and conditions. Low-income housing activity has been affected by a decline in government subsidies. The infrastructure sector was affected by lower investment from the federal government. Our cement export volumes from our operations in Mexico, which represented approximately 4% of our Mexican cement sales volumes for the nine-month period ended September 30, 2016, increased approximately 6% for the nine-month period ended September 30, 2017 compared to the same period in 2016. Of our total cement export volumes from our operations in Mexico during the nine-month period ended September 30, 2017, 49% was shipped to the United States, 51% to South, Central America and the Caribbean. Our average sales price of domestic cement from our operations in Mexico increased approximately 18%, in Mexican Peso terms, for the nine-month period ended September 30, 2017 compared to the same period in 2016, and our average sales price of ready-mix concrete increased approximately 9%, in Mexican Peso terms, over the same period. For the nine-month period ended September 30, 2017, cement represented approximately 59%, ready-mix concrete approximately 20% and our aggregates and other businesses approximately 21% of our net sales, in Mexican Peso terms, from our operations in Mexico before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of increases in our domestic cement and ready-mix concrete average sales prices, partially offset by decreases in domestic cement and ready-mix concrete average sales volumes, our net sales in Mexico, in Mexican Peso terms, increased approximately 10% for the nine-month period ended September 30, 2017 compared to the same period in 2016.

United States

As of September 30, 2017, our operations in the United States represented approximately 47% of our total assets. Our net sales from our operations in the United States represented approximately 24% of our total net sales for the nine-month period ended September 30, 2017, in Mexican Peso terms, before eliminations resulting from consolidation. Our domestic cement sales volumes from our operations in the United States decreased approximately 7% for the nine-month period ended September 30, 2017 compared to the same period in 2016, and our ready-mix concrete sales volumes decreased approximately 4% over the same period. The residential sector continued as the main driver of demand. Single family housing starts increased in this period, supported by low inventories, wage growth, job creation, positive consumer sentiment, and improved lending conditions. Additionally, single-family housing permits increased year-to-date in September. In the industrial-and-commercial sector, construction spending increased year-to-date in August, with cement consumption growth in commerce, office and lodging. Our domestic cement average sales prices of our operations in the United States increased approximately 3%, in Dollar terms, for the nine-month period ended September 30, 2017 compared to the same period in 2016, and our average ready-mix concrete sales price increased approximately 1%, in Dollar terms, over the same period. For the nine-month period ended September 30, 2017, cement represented approximately 33%, ready-mix concrete approximately 42% and our aggregates and other businesses approximately 25% of net sales in Mexican Peso terms from our operations in the United States before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes, partially offset by increases in domestic cement and ready-mix concrete average sales prices, net sales from our operations in the United States, in Dollar terms, decreased by 2% for the period ended September 30, 2017 compared to the same period in 2016.

Europe

For the nine-month period ended September 30, 2017, our operations in the Europe region consisted of our operations in the United Kingdom, Germany, France and Spain, which represent the most significant operations in this region, in addition to the Rest of Europe, which refers primarily to operations in the Czech Republic, Croatia, Poland and Latvia, as well as trading activities in Scandinavia and Finland. Our net sales from our operations in the Europe region represented approximately 24% of our total net sales for the nine-month period ended September 30, 2017, in Mexican Peso terms, before eliminations resulting from consolidation. As of September 30, 2017, our operations in the Europe region represented approximately 19% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Europe region.

United Kingdom

Our domestic cement sales volumes from our operations in the United Kingdom decreased approximately 8% for the nine-month period ended September 30, 2017 compared to the same period in 2016, and our ready-mix concrete sales volumes decreased approximately 2% over the same period. The decreases in domestic cement and ready-mix concrete sales volumes reflects a high base of comparison with the same period last year due to non-recurring industry sales, as well as softening market conditions due to political uncertainty. The residential sector was the main driver of demand supported by government’s help-to-buy program. Our operations in the United Kingdom represented approximately 7% of our total net sales for the nine-month period ended September 30, 2017, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the United Kingdom increased approximately 3%, in Pound terms, for the nine-month period ended September 30, 2017 compared to the same period in 2016, and our average sales price of ready-mix concrete remained flat, in Pound terms, over the same period. For the nine-month period ended September 30, 2017, cement represented approximately 17%, ready-mix concrete approximately 27% and our aggregates and other businesses approximately 56% of net sales in Mexican Peso terms from our operations in the United Kingdom before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes, partially offset by an increase in domestic cement average sales prices, net sales from our operations in the United Kingdom, in Pound terms, decreased approximately 2% for the nine-month period ended September 30, 2017 compared to the same period in 2016.

Germany

Our domestic cement sales volumes from our operations in Germany increased approximately 14% for the nine-month period ended September 30, 2017 compared to the same period in 2016, and our ready-mix concrete sales volumes increased approximately 2% over the same period. Domestic cement volume growth reflects our participation in infrastructure projects and strong demand from the residential sector. The infrastructure sector benefited from increased central government spending, while the residential sector continued to benefit from low unemployment and mortgage rates, rising purchasing power as well as immigration. Our cement export volumes from our operations in Germany, which represented approximately 32% of our cement sales volumes in Germany for the nine-month period ended September 30, 2017, decreased approximately 10% for the nine-month period ended September 30, 2017 compared to the same period in 2016. Of our total cement export volumes from our operations in Germany during the nine-month period ended September 30, 2017, 100% was shipped to the Rest of Europe. Our operations in Germany represented approximately 4% of our total net sales for the nine-month period ended September 30, 2017, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Germany remained flat, in Euro terms, for the nine-month period ended September 30, 2017 compared to the same period in 2016, and our average sales price of ready-mix concrete increased approximately 2%, in Euro terms, over the same period. For the nine-month period ended September 30, 2017, cement represented approximately 29%, ready-mix concrete approximately 36% and our aggregates and other businesses approximately 35% of net sales in Mexican Peso terms from our operations in Germany before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes and ready-mix concrete average sales prices, net sales from our operations in Germany, in Euro terms, increased approximately 3% for the nine-month period ended September 30, 2017 compared to the same period in 2016.

France

Our ready-mix concrete sales volumes from our operations in France increased approximately 7% for the nine-month period ended September 30, 2017 compared to the same period in 2016. Volume growth reflects continued activity in the residential sector. The residential sector was supported by low interest rates and government’s initiatives including a buy-to-let program and zero-rate loans for first time buyers. Our operations in France represented approximately 6% of our total net sales for the nine-month period ended September 30, 2017, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of ready-mix concrete of our operations in France increased approximately 1%, in Euro terms, for the nine-month period ended September 30, 2017 compared to the same period in 2016. For the nine-month period ended September 30, 2017, ready-mix concrete represented approximately 67% and our aggregates and other businesses approximately 33% of net sales in Mexican Peso terms from our operations in France before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in ready-mix concrete sales volumes and average sales prices, net sales from our operations in France, in Euro terms, increased approximately 7% for the nine-month period ended September 30, 2017 compared to the same period in 2016.

Spain

Our domestic cement sales volumes from our operations in Spain increased approximately 23% for the nine-month period ended September 30, 2017 compared to the same period in 2016, while ready-mix concrete sales volumes remained flat over the same period. Our domestic cement volume growth reflects favorable activity from the residential and the industrial-and-commercial sectors. The residential sector benefited from favorable credit conditions and income perspectives, job creation, and pent-up housing demand. The industrial-and-commercial sector was supported by offices, tourism and agricultural projects. Our operations in Spain represented approximately 3% of our total net sales for the nine-month period ended September 30, 2017, in Mexican Peso terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in Spain, which represented approximately 49% of our Spain cement sales volumes for the nine-month period ended September 30, 2017, decreased approximately 20% for the nine-month period ended September 30, 2017 compared to the same period in 2016. Of our total cement export volumes from our operations in Spain during the nine-month period ended September 30, 2017, approximately 4% were to South, Central America and the Caribbean, approximately 30% were to the United States, approximately 10% were to the United Kingdom, approximately 8% were to the Rest of Europe and approximately 48% were to Asia, the Middle East, and Africa. Our average sales price of domestic cement of our operations in Spain decreased approximately 4%, in Euro terms, for the nine-month period ended September 30, 2017 compared to the same period in 2016, and our average sales price of ready-mix concrete increased approximately 6%, in Euro terms, over the same period. For the nine-month period ended September 30, 2017, cement represented approximately 75%, ready-mix concrete approximately 12% and our aggregates and other businesses approximately 13% of net sales from our operations in Spain before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of a decrease in domestic cement average sales prices, partially offset by the increases in domestic cement sales volumes and in ready-mix concrete average sales prices, net sales from our operations in Spain, in Euro terms, decreased approximately 1% for the nine-month period ended September 30, 2017 compared to the same period in 2016.

Rest of Europe

Our domestic cement sales volumes from our operations in the Rest of Europe increased approximately 7% for the nine-month period ended September 30, 2017 compared to the same period in 2016, and ready-mix concrete sales volumes increased approximately 9% over the same period. The increases in domestic cement and ready-mix concrete sales volumes were primarily due to our operations in Poland. Our cement export volumes from our operations in the Rest of Europe segment, which represented approximately 19% of our Rest of Europe cement sales volumes for the period ended September 30, 2017, increased approximately 12% for the nine-month period ended September 30, 2017 compared to the same period in 2016. Of our total cement export volumes from our operations in the Rest of Europe during the nine-month period ended September 30, 2017, approximately 7% were to Germany, approximately 8% were to Spain, approximately 7% were to South, Central America and the Caribbean, approximately 18% were to Asia, the Middle East and Africa and the rest were within the same region. Our net sales from our operations in the Rest of Europe represented approximately 5% of our total net sales for the period ended September 30, 2017, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Rest of Europe increased approximately 4%, in Euro terms, for the nine-month period ended September 30, 2017 compared to the same period in 2016, and our average sales price of ready-mix concrete increased approximately 4%, in Euro terms, over the same period. For the period ended September 30, 2017, cement represented approximately 55%, ready-mix concrete approximately 30% and our aggregates and other businesses approximately 15% of net sales in Mexican Peso terms from our operations in the Rest of Europe before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes and average sales prices, net sales in the Rest of Europe, in Euro terms, increased approximately 12% for the nine-month period ended September 30, 2017 compared to the same period in 2016.

South, Central America and the Caribbean

For the nine-month period ended September 30, 2017, our operations in the SAC region consisted of our operations in Colombia, which represents the most significant operations in this region, in addition to the Rest of SAC, which refers primarily to operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Peru, Jamaica, Trinidad and Tobago and other countries in the Caribbean, El Salvador, Guatemala, Brazil and small ready-mix concrete operations in Argentina. Some of these trading operations in the Caribbean region consist of the resale of cement produced by our operations in Mexico. Our net sales from our operations in the SAC region represented approximately 13% of our total net sales for the nine-month period ended September 30, 2017, in Mexican Peso terms, before eliminations resulting from consolidation. As of September 30, 2017, our operations in the SAC region represented approximately 10% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the SAC region.

Colombia

Our domestic cement sales volumes from our operations in Colombia decreased approximately 5% for the nine-month period ended September 30, 2017 compared to the same period in 2016, and ready-mix concrete sales volumes decreased approximately 15% over the same period. The decreases in sales volumes were primarily due to a weak demand from industrial and commercial projects, partially offset by high- and middle-income housing developments. Our net sales from our operations in Colombia represented approximately 4% of our total net sales for the nine-month period ended September 30, 2017, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Colombia decreased approximately 21%, in Colombian Peso terms, for the nine-month period ended September 30, 2017 compared to the same period in 2016, and our average sales price of ready-mix concrete decreased approximately 2%, in Colombian Peso terms, over the same period. For the nine-month period ended September 30, 2017, cement represented approximately 50%, ready-mix concrete approximately 28% and our aggregates and other businesses approximately 22% of our net sales from our operations in Colombia before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes and average sales prices, net sales of our operations in Colombia, in Colombian Peso terms, decreased approximately 18% for the nine-month period ended September 30, 2017 compared to the same period in 2016.

Rest of South, Central America and the Caribbean

Our domestic cement volumes from our operations in the Rest of SAC increased 24% for the nine-month period ended September 30, 2017 compared to the same period in 2016, and ready-mix concrete sales volumes increased approximately 10% over the same period. Our net sales from our operations in the Rest of SAC represented approximately 9% of our total net sales for the nine-month period ended September 30, 2017, in Mexican Peso terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in the Rest of SAC segment, which represented approximately 12% of our Rest of SAC cement sales volumes for the nine-month period ended September 30, 2017, increased approximately 7% for the nine-month period ended September 30, 2017 compared to the same period in 2016. Of our total cement export volumes from our operations in the Rest of South, Central America and the Caribbean during the nine-month period ended September 30, 2017, approximately 94% were to within the same region and approximately 6% were to the Rest of Europe region. Our average sales price of domestic cement from our operations in the Rest of SAC increased approximately 2% in Dollar terms, for the nine-month period ended September 30, 2017 compared to the same period in 2016, and our average sales price of ready-mix concrete decreased approximately 2%, in Dollar terms, over the same period. For the nine-month period ended September 30, 2017, cement represented approximately 76%, ready-mix concrete approximately 14% and our other businesses approximately 10% of net sales from our operations in the Rest of SAC before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increases in domestic cement sales volumes and average sales prices and ready-mix concrete sales volumes, partially offset by the decrease in ready-mix concrete average sales prices, net sales of our operations in the Rest of SAC, in Dollar terms, increased approximately 23% for the nine-month period ended September 30, 2017 compared to the same period in 2016.

Asia, Middle East and Africa

For the nine-month period ended September 30, 2017, our operations in the Asia, Middle East and Africa region consisted of our operations in Egypt and the Philippines, which represent the most significant operations in this region, in addition to the Rest of Asia, Middle East and Africa, which refers primarily to operations in the UAE and Israel. Our net sales from our operations in the Asia, Middle East and Africa region represented approximately 9% of our total net sales for the nine-month period ended September 30, 2017, in Mexican Peso terms, before eliminations resulting from consolidation. As of September 30, 2017, our operations in the Asia, Middle East and Africa region represented approximately 5% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Asia, Middle East and Africa region.

Egypt

Our domestic cement sales volumes from our operations in Egypt decreased approximately 14% for the nine-month period ended September 30, 2017 compared to the same period in 2016, while ready-mix concrete sales volumes decreased approximately 3% over the same period. The volume decline mainly reflects reduced consumer purchasing power resulting from the currency devaluation. Our net sales from our operations in Egypt represented approximately 1% of our total net sales for the nine-month period ended September 30, 2017, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement increased approximately 11%, in Egyptian Pound terms, for the nine-month period ended September 30, 2017 compared to the same period in 2016, and our average sales price of ready-mix concrete decreased approximately 5%, in Egyptian Pound terms, over the same period. For the nine-month period ended September 30, 2017, cement represented approximately 83%, ready-mix concrete approximately 12% and our aggregates and other businesses approximately 5% of net sales in Mexican Peso terms from our operations in Egypt before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes and ready-mix concrete average sales prices, partially offset by the increase in domestic cement average sales prices, our net sales in Egypt, in Egyptian Pound terms, decreased approximately 3% for the nine-month period ended September 30, 2017 compared to the same period in 2016.

The Philippines

Our domestic cement sales volumes from our operations in the Philippines decreased approximately 3% for the nine-month period ended September 30, 2017 compared to the same period in 2016. The decrease in our domestic cement sales volumes resulted primarily from a high base of comparison during the last year, with strong construction activity prior to the presidential elections. Our cement export volumes from our operations in Philippines, which represented 2% of our Philippines cement sales volumes for the nine-month period ended September 30, 2017, increased approximately 2% for the nine-month period ended September 30, 2017 compared to the same period in 2016. Our net sales from our operations in the Philippines represented approximately 3% of our total net sales for the nine-month period ended September 30, 2017, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Philippines decreased approximately 10% in Philippine Peso terms, for the nine-month period ended September 30, 2017 compared to the same period in 2016. For the nine-month period ended September 30, 2017, cement represented approximately 96%, ready-mix concrete approximately 1% and our other businesses approximately 3% of our net sales in Mexican Peso terms from our operations in the Philippines before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the decreases in domestic cement sales volumes and average sales prices, net sales of our operations in the Philippines, in Philippine Peso terms, decreased approximately 13% for the nine-month period ended September 30, 2017 compared to the same period in 2016.

Rest of Asia, Middle East and Africa

Our domestic cement sales volumes from our operations in the Rest of Asia, Middle East and Africa increased approximately 56% for the nine-month period ended September 30, 2017 compared to the same period in 2016, and ready-mix concrete sales volumes increased approximately 5% over the same period. Our net sales from our operations in our Rest of Asia, Middle East and Africa segment represented approximately 5% of our total net sales for the nine-month period ended September 30, 2017, in Mexican Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement increased approximately 3%, in Dollar terms, for the nine-month period ended September 30, 2017 compared to the same period in 2016, and the average sales price of ready-mix concrete increased approximately 4%, in Dollar terms, over the same period. For the nine-month period ended September 30, 2017, cement represented approximately 5%, ready-mix concrete approximately 66% and our other businesses approximately 29% of net sales from our operations in the Rest of Asia, Middle East and Africa before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the increase in domestic cement and ready-mix concrete sales volumes and average sales prices, net sales from our operations in the Rest of Asia, Middle East and Africa, in Dollar terms, increased approximately 8% for the nine-month period ended September 30, 2017 compared to the same period in 2016.

Others

Our Others segment refers to: (i) cement trade maritime operations, (ii) our information technology solutions business (Neoris N.V.), (iii) CEMEX, S.A.B. de C.V. and other corporate entities and (iv) other minor subsidiaries with different lines of business. Net sales from our Others segment increased approximately 11% before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable, for the nine-month period ended September 30, 2017 compared to the same period in 2016, in Dollar terms. The increase resulted primarily from an increase in the worldwide cement volume from our trading operations. For the nine-month period ended September 30, 2017, our information technology solutions company represented approximately 30% and our trading operations represented approximately 38% of our net sales in our Others segment, in Dollar terms.

Cost of Sales. Our cost of sales, including depreciation, increased approximately 5% from Ps120,221 million for the nine-month period ended September 30, 2016 to Ps126,668 million for the same period in 2017. As a percentage of net sales, cost of sales increased from 65% for the nine-month period ended September 30, 2016 to 66% for the same period in 2017. The increase in cost of sales as a percentage of net sales was mainly driven by higher energy costs. Our cost of sales includes freight expenses of raw materials used in our producing plants.

Gross Profit. For the reasons explained above, our gross profit remained flat at approximately Ps66.0 billion for the nine-month periods ended September 30, 2016 and 2017. As a percentage of net sales, gross profit decreased from approximately 35% for the nine-month period ended September 30, 2016 to 34% for the same period in 2017. In addition, our gross profit may not be directly comparable to those of other entities that include all their freight expenses in cost of sales. As described above, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within distribution expenses, which in aggregate represented costs of approximately Ps17,589 million for the nine-month period ended September 30, 2016 and approximately Ps18,837 million for the same period in 2017. As a percentage of net sales, distribution and logistics expenses increased from approximately 9% for the nine-month period ended September 30, 2016 to 10% for the same period in 2017.

Operating expenses. Our operating expenses, which are represented by administrative, selling and distribution and logistics expenses, increased approximately 4%, from approximately Ps39,704 million for the nine-month period ended September 30, 2016 to approximately Ps41,212 million for the same period in 2017. The increase was mainly driven by higher distribution expenses. As a percentage of net sales, operating expenses remained flat at approximately 21% for the nine-month periods ended September 30, 2016 and 2017. Our operating expenses include expenses related to personnel, equipment and services involved in sales activities and storage of product at points of sale, which are included as part of the administrative and selling expenses, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sale and the customers’ facilities, which are included as part of the “Distribution expenses” line item. For the nine-month periods ended September 30, 2016 and 2017, selling expenses included as part of the “Administrative and selling expenses” line item amounted to approximately Ps4,981 million and Ps4,846 million, respectively. As discussed above, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within distribution expenses, which in aggregate represented costs of approximately Ps17,589 million for the nine-month period ended September 30, 2016 and approximately Ps18,837 million for the same period in 2017. As a percentage of net sales, distribution and logistics expenses increased from approximately 9% for the nine-month period ended September 30, 2016 to 10% for the same period in 2017.

Operating Earnings Before Other Income (Expenses), Net

For the reasons mentioned above, our operating earnings before other income (expenses), net, decreased approximately 6% from approximately Ps26,363 million for the nine-month period ended September 30, 2016 to approximately Ps24,715 million for the same period. As a percentage of net sales, operating earnings before other income (expenses), net, decreased from approximately 14% for the nine-month period ended September 30, 2016 to 13% for the same period in 2017. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other income (expenses), net, on a geographic segment basis.

Mexico

Our operating earnings before other income (expenses), net, from our operations in Mexico increased approximately 15%, in Mexican Peso terms, from operating earnings before other expenses, net, of approximately Ps12,479 million for the nine-month period ending September 30, 2016 to operating earnings before other expenses, net, of approximately Ps14,355 million for the same period in 2017. The increase resulted primarily from an increase in our Mexican operations net sales as well as higher contributions in our products.

United States

Our operating earnings before other income (expenses), net, from our operations in the United States increased 17% in Dollar terms. The increase in operating earnings before other expenses, net, resulted primarily from our cost reduction effort during the nine-month period ended September 30, 2017 compared to the same period in 2016.

Europe

United Kingdom. Our operating earnings before other income (expenses), net, from our operations in the United Kingdom, in Pound terms, increased approximately 27% for the nine-month period ended September 30, 2017 compared to the same period in 2016. The increase in our operating earnings before other income (expenses), net, from our operations in the United Kingdom resulted primarily from our cost reduction initiatives despite a decrease in our net sales.

Germany. Our operating earnings before other income (expenses), net, from our operations in Germany increased significantly in Euro terms. The increase resulted primarily from an increase in net sales due to higher sales volumes during the nine-month period ended September 30, 2017 compared to the same period in 2016.

France. Our operating earnings before other income (expenses), net, from our operations in France increased approximately 85% in Euro terms. The increase in our operating earnings before other expenses, net, in France resulted primarily from an increase in net sales due to higher sales volumes and averages sales prices and improved operating efficiencies during the nine-month period ended September 30, 2017 compared to the same period in 2016.

Spain. Our operating earnings before other income (expenses), net, from our operations in Spain decreased significantly in Euro terms. The decrease in the operating earnings before other income (expenses), net, resulted primarily from a decrease in net sales.

Rest of Europe. Our operating earnings before other income (expenses), net, from our operations in the Rest of Europe increased approximately 24% in Dollar terms. The increase resulted primarily from our improved operating efficiencies and increases in our net sales in our Rest of Europe region.

South, Central America and the Caribbean

Colombia. Our operating earnings before other income (expenses), net, from our operations in Colombia decreased approximately 61% in Colombian Peso terms. The decrease resulted primarily from decreases in net sales resulted primarily from a decrease in sales volumes.

Rest of South, Central America and the Caribbean. Our operating earnings before other income (expenses), net, from our operations in the Rest of SAC increased approximately 8% in Dollar terms. The increase resulted primarily from an increase in net sales.

Asia, Middle East and Africa

Egypt. Our operating earnings before other income (expenses), net, from our operations in Egypt decreased 60% in Egyptian Pound terms. The decrease resulted primarily from a decrease in net sales as well as higher energy costs.

The Philippines. Our operating earnings before other income (expenses), net, from our operations in the Philippines decreased approximately 57% in Philippine Peso terms. The decrease resulted primarily from a decrease in net sales volumes.

Rest of Asia, Middle East and Africa. Our operating earnings before other income (expenses), net, from our operations in the Rest of Asia, Middle East and Africa increased approximately 6%, in Dollar terms, for the nine-month period ended September 30, 2017 compared to the same period in 2016. The increase resulted primarily from an increase in our net sales.

Others. Our operating loss before other income (expenses), net, in our Others segment decreased by approximately 12%, in Mexican Peso terms, from a loss of approximately Ps2,760 in 2016 to a loss of approximately Ps2,417 in 2017 in Peso terms, primarily explained due to increase in our worldwide cement, clinker and slag trading operations.

Other Income (Expenses), Net. Our other income (expenses), net, increased significantly in Mexican Peso terms, from an expense of Ps1,507 million for the period ended September 30, 2016 to an income of Ps1,377 million for the same period in 2017. The increase resulted primarily from an increase in our results from the sale of assets and others, net, during the nine-month period ended September 30, 2017 compared to the same period in 2016. As a percentage of net sales, Other income (expenses), net, increased from an expense of approximately 1% for the nine-month period ended September 30, 2016 to an income of 1% for the same period in 2017. See notes 3A and 3B to our unaudited condensed financial statements for the nine-month periods ended September 30, 2016 and 2017 included herein. The most significant items included under this caption for the nine-month periods ended September 30, 2016 and 2017 are as follows:

	For the Nine-Month Periods Ended September 30,
	2016		2017
	(in millions of Mexican Pesos)
Restructuring costs	Ps	(506)	Ps	(446)
Impairment losses		(797)		(571)
Charitable contributions		(79)		(100)
Results from the sale of assets and others, net		(125)		2,494

	Ps	(1,507)	Ps	1,377

Financial Items

Pursuant to IFRS, financial items include:

•	financial or interest expense on borrowed funds;

•	financial income on cash and cash equivalents;

•	changes in the fair value resulting from the valuation of financial instruments, including derivative instruments and marketable securities;

•	foreign exchange gains or losses associated with monetary assets and liabilities denominated in foreign currencies; and

•	accretion result from assets and liabilities and others.

	For the Nine-Month Periods Ended September 30,
	2016		2017
	(in millions of Mexican Pesos)
Financial items:
Financial expense	Ps	(16,558)	Ps	(15,128)
Other financial income, net:
Financial income		319		251
Results from financial instruments		395		3,802
Foreign exchange results		3,649		(1,133)
Effects of net present value on assets and liabilities and others, net		(781)		(767)

	Ps	(12,976)	Ps	(12,975)

Our financial items for the nine-month period ended September 30, 2017, which comprises financial expense and other financial income, net, as reported in our statements of operations, remained flat for the nine-month period ended September 30, 2016 and in 2017. The components of the change are shown above.

Our financial expense decreased approximately 9%, from Ps16,558 million for the nine-month period ended September 30, 2016 to Ps15,128 million for the same period in 2017, primarily attributable to a decrease in our financial debt. See note 12A to our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2016 and 2017 included herein.

Our other financial income, net, decreased approximately 40%, from Ps3,582 million for the nine-month period ended September 30, 2016 to Ps2,153 million for the same period in 2017. Our financial income, decreased approximately 21%, from Ps319 million for the nine-month period ended September 30, 2016 to Ps251million for the same period in 2017. Our results from financial instruments increased from a gain of Ps395 million for the nine-month period ended September 30, 2016 to a gain of Ps3,802 million for the same period in 2017, primarily attributable to the sale of our direct participation in common stock of GCC (see note 10 to our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2016 and 2017, included herein). Our foreign exchange results decreased from a gain of approximately Ps3,649 million for the nine-month period ended September 30, 2016 to a loss of approximately Ps1,133 million for the same period in 2017. The decrease was primarily attributable to the fluctuation of the Mexican Peso against the U.S. Dollar. The accretion expense, which represents the effects on our net assets and liabilities recognized at amortized cost due to the passage of time, decreased by approximately 2% from an expense of Ps781 million for the nine-month period ended September 30, 2016 to Ps767 million for the same period in 2017.

Derivative Financial Instruments. For the nine-month periods ended September 30, 2016 and 2017, our derivative financial instruments that had a potential impact on our other financial income, net, consisted of interest rate swaps, equity forwards on third-party shares contracts, options on CEMEX, S.A.B. de C.V.’s own shares, foreign exchange forward contracts and derivatives related to energy projects, as discussed in note 12C to our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2016 and 2017 included herein.

For the nine-month period ended September 30, 2017, our gain from our derivative financial instruments decreased compared to the same period in 2016. See “Liquidity and Capital Resources—Quantitative and Qualitative Market Disclosure—Our Financial Instruments” herein.

Income Taxes. Our income tax effect in the statement of operations, which is primarily comprised of current income taxes plus deferred income taxes, changed significantly from an expense of Ps2,251 million for the nine-month period ended September 30, 2016 to an income of Ps1,311 million for the same period in 2017. The change in effective tax rate for the nine month period ended September 30, 2017 was caused mainly by the recognition of deferred tax asset derived from tax loss carryforwards in the United States that resulted in a tax benefit to us for the period.

Net Income from continuing operations. For the reasons described above, our net income from continuing operations for the nine-month period ended September 30, 2017 increased 39% from a net income from continuing operations of Ps10,182 million for the nine-month period ended September 30, 2016 to a net income from continuing operations of Ps14,183 million for the same period in 2017. As a percentage of net sales, net income from continuing operations represented 5% for the nine-month period ended September 30, 2016 and 8% for the same period in 2017.

Discontinued operations. For the nine-month periods ended September 30, 2016 and 2017, our discontinued operations included in our unaudited condensed consolidated statements of operations amounted, net of tax, to an income of Ps555 million and an income of Ps3,503 million, respectively. As a percentage of net sales, discontinued operations, net of tax, represented less than 1% for the nine-month period ended September 30, 2016 and 2% for the same period in 2017. See note 3A to our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2016 and 2017 included herein.

Consolidated Net Income. For the reasons described above, our consolidated net income (before deducting the portion allocable to non-controlling interest) for the nine-month period ended September 30, 2017 increased 71%, from a consolidated net income of approximately Ps10,737 million for the nine-month period ended September 30, 2016 to a consolidated net income of approximately Ps18,316 million for the same period in 2017. As a percentage of net sales, consolidated net income represented 6% for the nine-month period ended September 30, 2016 and 10% for the same period in 2017.

Non-controlling Interest Net Income. Changes in non-controlling interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-associated third parties as of the end of each month during the relevant period and the consolidated net income attributable to those subsidiaries. Non-controlling interest net income increased approximately 10%, from a gain of Ps987 million for the nine-month period ended September 30, 2016 to a gain of Ps1,087 million for the same period in 2017, primarily attributable to an increase in the net income of the consolidated entities in which others have a non-controlling interest.

Controlling Interest Net Income. Controlling interest net income represents the difference between our consolidated net income and non-controlling interest net income, which is the portion of our consolidated net income attributable to those of our subsidiaries in which non-associated third parties hold interests. For the reasons described above, our controlling interest net income increased 77% from a net income of approximately Ps9,750 million for the nine-month period ended September 30, 2016 to a controlling interest net income of approximately Ps17,229 million for the same period in 2017.

Liquidity and Capital Resources

Operating Activities

We have satisfied our operating liquidity needs primarily through operations of our subsidiaries and expect to continue to do so for both the short-term and long-term. Although cash flow from our operations has historically met our overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, our subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, regulatory, economic and/or social developments in the countries in which we operate, any one of which may materially decrease our net income and decrease cash flows operations. Consequently, in order to meet our liquidity needs, we also rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. Our consolidated net cash flows provided by operating activities from continuing operations before interest, coupons on perpetual debentures (as defined in the 2016 Annual Report) and income taxes paid in cash decreased approximately 28% from Ps40,969 million for the nine-month period ended September 30, 2016 to Ps29,690 million for the same period in 2017. See our statement of cash flows for the nine-month periods ended September 30, 2016 and 2017 included herein.

Sources and Uses of Cash

Our review of sources and uses of resources below refers to nominal amounts included in our statement of cash flows for the nine-month periods ended September 30, 2016 and 2017.

Our primary sources and uses of cash during the nine-month periods ended September 30, 2016 and 2017 were as follows:

	For the Nine-Month Periods Ended September 30,
	2016	2017
	(in millions of Mexican Pesos)
Operating Activities
Consolidated net income	10,737	18,316
Discontinued operations	555	3,503

Net income from continuing operations	10,182	14,813
Non-cash items	27,237	19,096
Changes in working capital, excluding income taxes	3,500	(4,219)

Net cash flows provided by operating activities from continuing operations before interest, coupons on perpetual debentures and income taxes	40,919	29,690
Financial expense and coupons on perpetual debentures and income taxes paid in cash	(17,952)	(16,439)

Net cash flows provided by operating activities of continuing operations	22,967	13,251
Net cash flows provided by operating activities of discontinued operations	873	144

Net cash flows provided by operating activities	23,840	13,395
Investing Activities
Property, machinery and equipment, net	(6,559)	(5,300)
Disposal of subsidiaries and associates, net	1,424	23,978
Other long-term assets and others, net	(2,165)	(1,032)

Net cash flows (used) provided by investing activities of continuing operations	(7,300)	17,646
Net cash flows used in investing activities of discontinued operations	(14)	—

Net cash flows (used) provided by investing activities	(7,314)	17,646
Financing Activities
Sale (acquisition) of non-controlling interest in subsidiaries	9,777	(55)
Derivative financial instruments	232	596
Repayment of debt, net	(31,577)	(33,925)
Securitization of trade receivables	42	54
Non-current liabilities, net	(1,599)	(2,149)

Net cash flows used in financing activities	(23,125)	(35,479)

Decrease in cash and cash equivalents of continuing operations	(7,458)	(4,582)
Increase in cash and cash equivalents of discontinued operations	859	144
Cash conversion effects, net	2,827	1,025
Cash and cash equivalents at the beginning of the period	15,280	11,616

Cash and cash equivalents at the end of the period	11,508	8,203

September 30, 2017. During the nine-month period ended September 30, 2017, excluding the positive foreign currency effect of our initial balances of cash and cash equivalents generated during the period of approximately Ps1,025 million, there was a decrease in cash and cash equivalents of continuing operations of approximately Ps4,582 million. This decrease was a result of our net cash flows used in financing activities of approximately Ps35,479 million, partially offset by our net cash flows provided by operating activities of continuing operations which, after financial expense and coupons on Perpetual Debentures and income taxes paid in cash of approximately Ps16,439 million, amounted to approximately Ps13,251 million and by our net cash flows provided by investing activities of continuing operations of approximately Ps17,646 million.

For the nine-month period ended September 30, 2017, our net cash flows provided by operating activities included cash flows used in working capital of approximately Ps4,219 million, which was primarily comprised of trade payables and other accounts payable and accrued expenses for an aggregate amount of approximately Ps7,164 million partially offset by other accounts receivable and other assets, trade receivable, net and inventories, for an aggregate amount of approximately Ps2,945 million.

During the nine-month period ended September 30, 2017, our net cash flows provided by (i) operating activities of continuing operations after financial expense and coupons on Perpetual Debentures and income taxes paid in cash of approximately Ps13,251 million and (ii) our net cash flows used in the investing activities of continuing operations of approximately Ps17,646 million, which include disposal in subsidiaries and associates, net and other long-term assets and others, net, for an aggregate amount of approximately Ps24,065 million, partially offset by property, machinery and equipment, net, and intangible assets and other deferred charges for an aggregate amount of approximately Ps6,419 million, were mainly disbursed in connection with our net cash flows used in financing activities of approximately Ps35,479 million, which include repayment of our debt, net, non-current liabilities, net and sale of non-controlling interest in subsidiaries for an aggregate amount of approximately Ps36,129 million, partially offset by derivative financial instruments and securitization of trade receivables, for an aggregate amount of approximately Ps650 million.

September 30, 2016. During the nine-month period ended September 30, 2016, excluding the positive foreign currency effect of our initial balances of cash and cash equivalents generated during the period of approximately Ps2,827 million, there was a decrease in cash and cash equivalents of continuing operations of approximately Ps7,458 million. This decrease was the result of our net cash flows used in financing activities of approximately Ps23,125 million and our net cash flows used in investing activities of continuing operations of approximately Ps7,300 million, partially offset by our net cash flows provided by operating activities of continuing operations, which, after financial expense and coupons on Perpetual Debentures and income taxes paid in cash of approximately Ps17,952 million, amounted to approximately Ps22,967 million.

For the nine-month period ended September 30, 2016, our net cash flows provided by operating activities included cash flows generated in working capital of approximately Ps3,500 million, which was primarily comprised of cash flows originated by trade payables and other accounts payable and accrued expenses, for an aggregate amount of approximately Ps12,462 million, partially offset by cash disbursed by trade receivables, net, other accounts receivable and other assets and inventories for an aggregate amount of approximately Ps8,962 million.

During the nine-month period ended September 30, 2016, our net cash flows provided by operating activities of continuing operations after financial expense and coupons on Perpetual Debentures and income taxes paid in cash of approximately Ps22,967 million were mainly disbursed in connection with (i) our net cash flows used in financing activities of approximately Ps23,125 million, which include repayment of our debt, net and non-current liabilities for an aggregate amount of approximately Ps33,176 million, partially offset by sale of non-controlling interest in subsidiaries, derivative financial instruments and securitization of trade receivables for an aggregate amount of approximately Ps10,051 million and (ii) our net cash flows used in the investing activities of continuing operations of approximately Ps7,300 million, which include investing in property, machinery and equipment, net, other long-term assets and others, net and intangible assets and other deferred charges for an aggregate amount of approximately Ps8,724 million, partially offset by disposal of subsidiaries and associates, net for an amount of approximately Ps1,424 million.

As of September 30, 2017, we had the following uncommitted lines of credit, at annual interest rates ranging between approximately 1.9% and 9.9%, depending on the negotiated currency:

	Lines of Credit		Available
	(in millions of Mexican Pesos)
Other lines of credit in foreign subsidiaries	Ps	9,033	Ps	6,797
Other lines of credit from banks	Ps	6,229	Ps	5,262

Total	Ps	15,262	Ps	12,059

Capital Expenditures

Our capital expenditures incurred for the nine-month periods ended September 30, 2016 and 2017, and our expected capital expenditures for the remaining three-month periods ended December 31, 2017, which include an allocation to 2017 of a portion of our total future committed amount, are as follows:

	Actual For the Nine-Month Periods Ended September 30,		Estimated For the Remaining Three- Month Period Ended December 31, 2017
	2016	2017
	(in millions of U.S. Dollars)
Mexico	38	57	66
United States	123	110	82
Europe
United Kingdom	11	14	25
Germany	15	13	0
France	12	11	9
Spain	12	8	5
Rest of Europe	16	14	31
South, Central America and the Caribbean
Colombia	130	50	46
Rest of South, Central America and the Caribbean	18	21	52
Asia, Middle East and Africa
Philippines	21	18	23
Egypt	12	10	13
Rest of Asia, Middle East and Africa	9	13	8
Others	8	5	22

Continuing operations	425	344	383
Discontinued operations	—	—	3
Total consolidated	425	344	386

Of which
Expansion capital expenditures	177	81	131
Base capital expenditures	248	263	255

As of the date of this report, plans for capital expenditures for the remaining three-month period ended December 31, 2017 are expected to be U.S.$386 million. Pursuant to the 2017 Credit Agreement, we are prohibited from making aggregate annual capital expenditures in excess of U.S.$1 billion in any financial year (excluding certain capital expenditures, joint venture investments and acquisitions by each of CEMEX Latam and CHP and their respective subsidiaries and those funded by Relevant Proceeds (as defined in the 2017 Credit Agreement)), which capital expenditures, joint venture investments and acquisitions at any time then incurred are subject to a separate aggregate limit of (a) U.S.$500 million (or its equivalent) for CEMEX Latam and its subsidiaries and (b) U.S. $500 million (or its equivalent) for CHP and its subsidiaries. In addition, the amounts of which we and our subsidiaries are allowed for permitted acquisitions and investments in joint ventures cannot exceed certain thresholds as set out in the 2017 Credit Agreement.

Our Indebtedness

As of September 30, 2017, we reported approximately Ps214,004 million (U.S.$11,726 million) (principal amount Ps216,121 million (U.S.$11,842 million), excluding deferred issuance costs) of total debt plus other financial obligations, which does not include approximately Ps8,140 million (U.S.$446 million) of Perpetual Debentures. See note 15B to our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2016 and 2017 included herein. Of our total debt plus other financial obligations, approximately 12% were short-term (including current maturities of long-term debt) and 88% were long-term. As of September 30, 2017, approximately 69% of our total debt plus other financial obligations was Dollar-denominated, approximately 22% was Euro-denominated, approximately 5% was British Pounds-denominated, approximately 2% was Mexican Peso-denominated and 2% were denominated in other currencies.

On July 19, 2017, CEMEX, S.A.B. de C.V. and certain of its subsidiaries entered into the 2017 Credit Agreement for approximately U.S.$4 billion (in aggregate), the proceeds of which were used to refinance indebtedness incurred under a then-existing credit agreement and the balance, if drawn, shall be for general corporate purposes. The indebtedness incurred under the 2017 Credit Agreement ranks equally in right of payment with certain other of our existing and future indebtedness pursuant to the terms of the Intercreditor Agreement.

Total commitments initially available under the 2017 Credit Agreement included (i) approximately €741 million (approximately U.S.$875 million or approximately Ps15,967 million), (ii) approximately £344 million (approximately U.S.$460 million or approximately Ps8,402) and (iii) approximately U.S.$2,746 million (Ps50,123 million), out of which approximately U.S.$1,135 million (Ps20,714 million) were in the revolving credit facility tranche of the 2017 Credit Agreement. As of September 30,

2017, the 2017 Credit Agreement had an amortization profile, considering all commitments of approximately U.S.$4 billion under the 2017 Credit Agreement, of approximately U.S.$589 million in 2020, U.S.$1,179 million in 2021 and U.S.$2,314 million in 2022. See note 12A to our unaudited condensed consolidated financial statements included herein.

CEMEX, S.A.B. de C.V. and certain of its subsidiaries have pledged the Collateral and all proceeds of the Collateral, to secure our payment obligations under the 2017 Credit Agreement, the Senior Secured Notes and under several other of our financing arrangements. These subsidiaries whose shares were pledged or transferred as part of the Collateral collectively own, directly or indirectly, substantially all our operations worldwide. See “Risk Factors—We pledged the capital stock of some of our subsidiaries that represent substantially all of our business as collateral to secure our payment obligations under the 2017 Credit Agreement, the indentures governing our Senior Secured Notes and other financing arrangements.”

As of September 30, 2017, we reported an aggregate amount of outstanding debt of approximately Ps46,145 million (U.S.$2,529 million) under the 2017 Credit Agreement. As of September 30, 2017, we had full availability under the U.S.$1,135 million revolving credit facility tranche of the 2017 Credit Agreement, as well as full availability under the U.S.$377 million term loan. If we are unable to comply with our upcoming principal maturities under our indebtedness, or are not able to refinance or extend maturities of our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our financial condition. See “Risk Factors—We have a substantial amount of debt and other financial obligations maturing in the next several years. If we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our upcoming payment obligations. Our ability to comply with our principal maturities and financial covenants may depend on us making asset sales, and there is no assurance that we will be able to execute such sales on terms favorable to us or at all.”

For a discussion of restrictions and covenants under the 2017 Credit Agreement, see “Risk Factors—The 2017 Credit Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on our business and financial conditions.”

For a description of the Senior Secured Notes, see “Management’s Discussion and Analysis of Financial Conditions and

Results of Operations—Summary of Material Contractual Obligations and Commercial Commitments—Senior Secured Notes.”

Some of our subsidiaries and special purpose vehicles (“SPVs”) have issued or provided guarantees of certain of our indebtedness, as indicated in the table below.

	Senior Secured Notes	2017 Credit Agreement	Perpetual Debentures	CBs(1)
	U.S.$6,958 million (Ps126,991 million) (principal amount U.S.$7,014 million (Ps128,004 million))	U.S.$2,529 million (Ps46,145 million) (principal amount U.S.$2,570 million (Ps46,898 million))	U.S.$446 million (Ps8,140 million)	U.S.$37 million (Ps678 million)
Amount outstanding as of September 30, 2017
CEMEX, S.A.B. de C.V.	✓	✓	✓	✓
CEMEX México, S.A. de C.V.	✓	✓	✓	✓
CEMEX Concretos, S.A. de C.V.	✓	✓		✓
Empresas Tolteca de México, S.A. de C.V.	✓	✓
New Sunward Holding B.V.	✓	✓	✓
CEMEX España, S.A.	✓	✓
Cemex Asia B.V.	✓	✓
CEMEX Corp.	✓	✓
CEMEX Finance LLC	✓	✓
Cemex Egyptian Investments B.V.	✓	✓
CEMEX France Gestion (S.A.S)	✓	✓
Cemex Research Group AG	✓	✓
CEMEX UK	✓	✓

(1)	Includes long-term secured promissory notes previously issued by us and placed in the Mexican capital markets (certificados bursátiles, or “CBs”).

In addition, as of September 30, 2017, (i) CEMEX Materials LLC is a borrower of Ps2,847 million (U.S.$156 million) (principal amount Ps2,736 million (U.S.$150 million)) under an indenture, which is guaranteed by CEMEX Corp.; and (ii) several of our other operating subsidiaries were borrowers under debt facilities and other financial obligations aggregating Ps37,343 million (U.S.$2,046 million).

Most of our outstanding indebtedness has been incurred to finance our acquisitions and to finance our capital expenditure programs. Historically, we have addressed our liquidity needs (including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures) with operating cash flow, securitizations, borrowings under credit facilities, proceeds of debt and equity offerings and proceeds from asset sales.

Relevant Transactions Related to Our Indebtedness During the Nine-Month Period Ended September 30, 2017

As of September 30, 2017, we had approximately Ps214,004 million (U.S.$11,726 million) (principal amount Ps216,121 million (U.S.$11,842 million), excluding deferred issuance costs) of total debt plus other financial obligations in our balance sheet, which does not include approximately Ps8,140 million (U.S.$446 million) of Perpetual Debentures. As of September 30, 2017, approximately 69% of our total debt plus other financial obligations was Dollar-denominated, approximately 22% was Euro-denominated, approximately 5% were British Pounds-denominated, approximately 2% was Mexican Peso-denominated and 2% were denominated in other currencies. Our financing activities through December 31, 2016 are described in the 2016 Annual Report. The following is a description of our most important transactions related to our indebtedness for the nine-month period ended September 30, 2017:

•	In February 2017, CHP announced that it had entered into a senior unsecured peso term loan facility agreement with BDO Unibank for a Philippine Peso denominated amount equal to approximately U.S.$280 million, to refinance a majority of CHP’s outstanding long-term loan with NSH. The term loan provided by BDO Unibank has a tenor of seven years and consists of a fixed rate tranche and a floating rate tranche. CHP drew the full amount of the term loan during the first quarter of 2017 to repay a portion of its existing indebtedness.

•	In March 2017, we repurchased U.S.$89.9 million aggregate principal amount of the December 2019 U.S. Dollar Notes and U.S.$385.1 million aggregate principal amount of the January 2021 U.S. Dollar Notes (as defined below) through a cash tender offer and, during the first quarter of 2017, we conducted an open market repurchase of U.S.$9 million aggregate principal amount of the Senior Secured Notes (all of which have been canceled).

•	In the first quarter of 2017, we made drawdowns and repayments under the revolving tranche of our then-existing credit agreement resulting in a reduction of Ps11,686 million (U.S.$564 million) of outstanding indebtedness under the revolving tranche of the then-existing credit agreement, which was financed primarily from the proceeds of our asset divestitures.

•	On June 19, 2017, certain institutional holders of the March 2018 Optional Convertible Subordinated U.S. Dollar Notes agreed to convert approximately U.S.$325 million aggregate principal amount of those notes in exchange for 43 million ADSs. CEMEX did not pay any cash to those noteholders in connection with the conversions. Following the conversions, approximately U.S.$365 million aggregate principal amount of the March 2018 Optional Convertible Subordinated U.S. Dollar Notes remains outstanding.

•	On July 19, 2017, CEMEX, S.A.B. de C.V. and certain of its subsidiaries entered into the 2017 Credit Agreement for approximately U.S.$4 billion (in aggregate), the proceeds of which were used to refinance indebtedness incurred under a then-existing credit agreement and the balance, if drawn, shall be used for general corporate purposes. The indebtedness incurred under the 2017 Credit Agreement ranks equally in right of payment with certain of our other existing and future indebtedness, pursuant to the terms of the Intercreditor Agreement.

•	On May 1, 2017, CEMEX Finance issued an irrevocable notice of redemption with respect to the April 2021 Euro Notes, pursuant to which it redeemed the remaining €400 million aggregate principal amount of the April 2021 Euro Notes on May 31, 2017.

•	On September 25, 2017, CEMEX, S.A.B. de C.V. completed the purchase of U.S.$700,618,000 aggregate principal amount of the October 2022 U.S. Dollar Notes through the September 2017 Tender Offer. All such October 2022 U.S. Dollar Notes were immediately canceled. Following the settlement of the September 2017 Tender Offer, U.S.$343,478,468 aggregate principal of the October 2022 U.S. Dollar Notes remained outstanding and was redeemed by CEMEX Finance on October 12, 2017.

Our Other Financial Obligations

Other financial obligations in the consolidated balance sheet as of December 31, 2016 and September 30, 2017 are detailed as follows:

	September 30, 2017				December 31, 2016
	Short- term		Long- term	Total	Short- term	Long- term	Total
March 2020 Optional Convertible Subordinated U.S. Dollar Notes	Ps	—	9,247	9,247	—	10,417	10,417
March 2018 Optional Convertible Subordinated U.S. Dollar Notes		6,535	—	6,535	—	13,575	13,575
November 2019 Mandatory Convertible Mexican Peso Notes		311	455	766	278	689	967
Liabilities secured with accounts receivable		10,454	—	10,454	11,095	—	11,095
Capital leases		525	2,565	3,090	285	1,291	1,576

	Ps	17,825	12,267	30,092	11,658	25,972	37,630

As mentioned in note 2F to our audited consolidated financial statements included in the 2016 Annual Report, financial instruments convertible into CEMEX, S.A.B. de C.V.’s CPOs and/or ADSs (each as defined in the 2016 Annual Report) contain components of both liability and equity, which are recognized differently depending on whether the instrument is mandatorily convertible, or is optionally convertible by election of the note holders, as well as the currency in which the instrument is denominated.

March 2020 Optional Convertible Subordinated U.S. Dollar Notes

During 2015, CEMEX, S.A.B. de C.V. issued U.S.$521 million (Ps 8,977 million) aggregate principal amount of its 3.72% Convertible Subordinated Notes due March 2020 (the “March 2020 Optional Convertible Subordinated U.S. Dollar Notes”). The March 2020 Optional Convertible Subordinated U.S. Dollar Notes were issued: (a) U.S.$200 million as a result of the exercise on March 13, 2015 of U.S.$200 million notional amount of CCUs (as defined in the 2016 Annual Report), and (b) U.S.$321 million as a result of private exchanges with certain institutional investors on May 28, 2015, which together with early conversions, resulted in a total of approximately U.S.$626 million aggregate principal amount of the 3.250% Convertible Subordinated Notes due 2016 (the “March 2016 Optional Convertible Subordinated U.S. Dollar Notes”) held by such investors being paid and the issuance and delivery by CEMEX of an estimated 42 million ADSs, which included a number of additional ADSs issued to the holders as non-cash inducement premiums. The March 2020 Optional Convertible Subordinated U.S. Dollar Notes, which are subordinated to all of CEMEX’s liabilities and commitments, are convertible into a fixed number of CEMEX, S.A.B. de C.V.’s ADSs at any time at the holder’s election and are subject to antidilution adjustments. The difference at the exchange date between the fair value of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes and the 42 million ADSs against the fair value of March 2020 Optional Convertible Subordinated U.S. Dollar Notes, represented a loss of approximately Ps365 million recognized in 2015 as part of other financial (expense) income, net. As of December 31, 2016, the conversion price per ADS under the March 2020 Optional Convertible Subordinated U.S. Dollar Notes was approximately U.S.$11.45, and, as of the date of this report, this has been further adjusted to approximately U.S.$11.01. The aggregate fair value of the conversion option as of the issuance dates which amounted to approximately Ps199 million was recognized in other equity reserves. After antidilution adjustments, the conversion rate as of December 31, 2016 was 87.3646 ADSs per each U.S.$1 thousand principal amount of such notes, and, as of the date of this report, this has been further adjusted to 90.8592 ADSs per each U.S.$1 thousand principal amount of such notes. See note 16B to our audited consolidated financial statements included in the 2016 Annual Report.

March 2018 Optional Convertible Subordinated U.S. Dollar Notes

On March 15, 2011, CEMEX, S.A.B. de C.V. closed the offering of U.S.$690 million (Ps8,211 million) aggregate principal amount of the March 2018 Optional Convertible Subordinated U.S. Dollar Notes. The notes are subordinated to all of CEMEX’s liabilities and commitments. The notes are convertible into a fixed number of CEMEX, S.A.B. de C.V.’s ADSs, at the holder’s election, and are subject to antidilution adjustments. As of December 31, 2016, the conversion price per ADS under the March 2018 Optional Convertible Subordinated U.S. Dollar Notes was approximately U.S.$8.92, and, as of the date of this report, this has been further adjusted to approximately U.S.$8.57. After antidilution adjustments, the conversion rate as of December 31, 2016 was 112.1339 ADSs per each U.S.$1 thousand principal amount of the March 2018 Optional Convertible Subordinated U.S. Dollar Notes, and, as of the date of this report, this has been further adjusted to 116.6193 ADSs per each U.S.$1 thousand principal amount of such notes. A portion of the net proceeds from this transaction were used to fund the purchase of capped call options, which are generally expected to reduce the potential dilution cost to us upon the potential conversion of the March 2018 Optional Convertible Subordinated U.S. Dollar Notes. See notes 16B and 16D to our audited consolidated financial statements included in the 2016 Annual Report.

November 2019 Mandatory Convertible Mexican Peso Notes

In December 2009, CEMEX, S.A.B. de C.V. completed an exchange offer of debt into its 10% mandatorily convertible securities in pesos (the “November 2019 Mandatory Convertible Mexican Peso Notes”) for approximately U.S.$315 million (Ps4,126 million). Reflecting antidilution adjustments, the notes will be converted at maturity or earlier if the price of the CPO reaches approximately Ps29.50 into approximately 210 million CPOs at a conversion price of approximately Ps17.48 per CPO. The conversion rate under the November 2019 Mandatory Convertible Mexican Peso Notes is 509.1077 CPOs per each convertible obligation. During their tenure, holders have an option to voluntarily convert their securities on any interest payment date into CPOs. Considering the currency in which the notes are denominated and the functional currency of CEMEX, S.A.B. de C.V.’s financing division, the conversion option embedded in these securities is treated as a stand-alone derivative liability at fair value in the statement of operations, recognizing an initial effect of Ps365 million.

Our Receivables Financing Arrangements

Our subsidiaries in Mexico, the United States, France and the United Kingdom are parties to sales of trade accounts receivable programs with financial institutions, referred to as securitization programs. As of December 31, 2016 and September 30, 2017, trade accounts receivable included receivables of U.S.$658 million (Ps13,644 million) and U.S.$698 million (Ps12,737 million), respectively. Under these programs, our subsidiaries effectively surrender control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. However, we retain certain residual interest in the programs and/or maintain continuing involvement with the accounts receivable; therefore, the amounts received are recognized within “Other financial obligations.” Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any customer, according to the terms of the programs. The portion of the accounts receivable sold maintained as reserves amounted to Ps2,549 million as of December 31, 2016 and Ps2,283 million as of September 30, 2017, respectively. Therefore, the funded amount to CEMEX was U.S.$535 million (Ps11,095 million) as of December 31, 2016 and U.S.$573 million (Ps10,454 million) as of September 30, 2017. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to approximately U.S.$11 million (Ps194 million) and U.S.$11 million (Ps214 million) for the nine-month periods ended September 30, 2016 and 2017, respectively. Our securitization programs are negotiated for specific periods and may be renewed at their maturity. As of September 30, 2017, the securitization programs outstanding in Mexico, the United States, France and the United Kingdom each mature in March 2018. See note 8 to our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2016 and 2017 included herein.

Capital Leases

As of December 31, 2016 and September 30, 2017, we held several operating buildings and mainly mobile equipment, under capital lease contracts for a total of approximately U.S.$84 million (Ps1,576 million) and U.S.$169 million (Ps3,090 million), respectively. Future payments associated with these contracts are presented in note 23E to our audited consolidated financial statements included in the 2016 Annual Report.

Perpetual Debentures

As of December 31, 2016 and as of September 30, 2017, non-controlling interest stockholders’ equity included approximately U.S.$438 million (Ps9,075 million) and U.S.$446 million (Ps8,140 million), respectively, representing the notional amount of Perpetual Debentures, which exclude any perpetual debentures held by subsidiaries. The Perpetual Debentures have no fixed maturity date and do not represent contractual obligations to exchange any series of its outstanding Perpetual Debentures for financial assets or financial liabilities. Based on their characteristics, the Perpetual Debentures, issued through SPVs, qualify as equity instruments and are classified within non-controlling interest as they were issued by consolidated entities, and, if the conditions to interest deferred are satisfied, we have the unilateral right to defer indefinitely the payment of interest due on the Perpetual Debentures. Issuance costs, as well as the interest expense, which is accrued based on the principal amount of the Perpetual Debentures, are included within “Other equity reserves” and represented expenses of approximately Ps369 million and Ps359 million for the nine-month periods ended September 2016 and 2017, respectively. The different SPVs were established solely for purposes of issuing the Perpetual Debentures and are included in our audited consolidated financial statements included in the 2016 Annual Report. As of December 31, 2016, the Perpetual Debentures were as follows

Issuer	Issuance Date	Nominal Amount at Issuance Date (in millions)		Nominal Amount Outstanding as of December 31, 2016 (in millions)		Repurchase Option	Interest Rate
C10-EUR Capital (SPV) Ltd.	May 2007		€730		€64	Tenth anniversary	EURIBOR +4.79%
C8 Capital (SPV) Ltd. (1)	February 2007	U.S.$	750	U.S.$	135	Eighth anniversary	LIBOR + 4.40%
C5 Capital (SPV) Ltd.(1)	December 2006	U.S.$	350	U.S.$	61	Fifth anniversary	LIBOR + 4.277%
C10 Capital (SPV) Ltd.	December 2006	U.S.$	900	U.S.$	175	Tenth anniversary	LIBOR + 4.71%

(1)	“EURIBOR” above refers to the Euro Inter-Bank Offered Rate. As of September 30, 2016 and 2017, 3-month EURIBOR was approximately -0.30% and -0.33%.

(2)	“LIBOR” above refers to the London Inter-Bank Offered Rate. As of September 30, 2016 and 2017, 3-month LIBOR was approximately 0.85% and 1.33%, respectively.

Stock Repurchase Program

Under Mexican law, CEMEX, S.A.B. de C.V.’s shareholders may authorize a stock repurchase program at any annual general ordinary shareholders’ meeting. Unless otherwise instructed by CEMEX, S.A.B. de C.V.’s shareholders, we are not required to purchase any minimum number of shares pursuant to such program.

In connection with CEMEX, S.A.B. de C.V.’s 2014, 2015 and 2016 annual general ordinary shareholders’ meetings held on March 26, 2015, March 31, 2016, and March 30, 2017, respectively, no stock repurchase program has been proposed between March 2014 and the date of this report. Subject to certain exceptions, we are not permitted to repurchase shares of our capital stock under the 2017 Credit Agreement and the indentures governing the Senior Secured Notes.

Research and Development, Patents and Licenses, etc.

Headed by Cemex Research Group AG (“Cemex Research Group”), based in Switzerland, R&D is increasingly assuming a key role as it is recognized as an important contributor to CEMEX’s comprehensive pricing strategy for CEMEX’s products. Through the development of innovative technologies, services, and commercial models, CEMEX is leveraging its know-how based assets to create an important differentiation in its offerings to customers in a broad range of markets with unique challenges. Focus is placed on creating tangible value for our customers by making their business more profitable, but more importantly, as leaders in the industry, there is an underlying mission for CEMEX to elevate and accelerate the industry’s evolution in order to achieve greater sustainability, increase engagement in social responsibility and provoke an important leap in its technological advancement.

CEMEX’s R&D initiatives are globally led, coordinated and managed by Cemex Research Group, which encompasses the areas of Product Development & Construction Trends, Cement Production Technology, Sustainability, Business Process & IT, Innovation, and Commercial & Logistics. The areas of Product Development & Construction Trends and Cement Production Technology are responsible for, among others, developing new products for our cement, ready-mix concrete, aggregate and admixture businesses as well as introduce novel and/or improved processing and manufacturing technology for all of CEMEX’s core businesses. Additionally, the Product Development & Construction Trends and Sustainability areas collaborate to develop and propose construction solutions through consulting and the integration of the aforementioned technologies. The Cement Production Technology and Sustainability areas are dedicated to, among others, operational efficiencies leading to cost reductions and enhancing our CO2 footprint and overall environmental impact through the usage of alternative or biomass fuels and the use of supplementary materials in substitution of clinker. For example, we have developed processes and products that allow us to reduce heat consumption in our kilns, which in turn reduces energy costs. Global products/brands have been conceptualized and engineered to positively impact the jobsite safety, promote efficient construction practices, sensibly preserve natural resources vital to life, lower carbon foot-print and improve the quality of life in rapidly transforming cities. Underlying CEMEX’s R&D philosophy is a growing culture of global collaboration and coordination, where the innovation team identifies and promotes novel collaboration practices, and mobilizes its adoption within CEMEX. Getting closer and understanding our customers is a fundamental transformation within CEMEX, and consequently the Commercial & Logistics area is carrying out research initiatives to better attend the needs of customers as well as identify key changes in our supply chain management that will enable us to bring products, solutions, and services to our customers in the most cost-effective and efficient manner.

There are nine laboratories supporting CEMEX’s R&D efforts under a collaboration network. The laboratories are strategically located in close proximity to our plants, and assist the operating subsidiaries with troubleshooting, optimization techniques and quality assurance methods. The laboratory located in Switzerland is continually improving and consolidating our research and development efforts in the areas of cement, concrete, aggregates, admixtures, mortar and asphalt technology, sustainability as well as in energy management. In addition, Cemex Research Group actively generates as well as registers patents and pending applications in many of the countries in which CEMEX operates. Patents and trade secrets are managed strategically in order to ensure an important technology lock-ins associated with CEMEX technology.

Our Information Technology divisions develop information management systems and software relating to cement and ready-mix concrete operational practices, automation and maintenance. These systems have helped us to better serve our clients with respect to purchasing, delivery and payment. More importantly, thanks to the activities of the Business Process and IT departments, CEMEX is continuously improving and innovating its business processes to adapt them to the dynamically evolving markets, and better serve CEMEX’s needs.

R&D activities comprise part of the daily routine of the departments and divisions mentioned above; therefore, the costs associated with such activities are expensed as incurred. However, the costs incurred in the development of software for internal use are capitalized and amortized in operating results over the estimated useful life of the software, which is approximately five years.

For the nine-month periods ended September 30, 2016 and 2017, the total combined expense of the technology and energy departments in CEMEX, which includes all significant R&D activities, amounted to approximately Ps512 million (U.S.$28 million) and Ps593 million (U.S.$32 million), respectively.

Summary of Material Contractual Obligations and Commercial Commitments

The 2017 Credit Agreement

On July 19, 2017, CEMEX, S.A.B. de C.V. and certain of its subsidiaries entered into the 2017 Credit Agreement for approximately U.S.$4 billion (in aggregate), the proceeds of which were used to refinance indebtedness incurred under a then-existing credit agreement and the balance, if drawn, shall be used for general corporate purposes.

As of September 30, 2017, we reported an aggregate principal amount of outstanding debt of approximately Ps46,145 million (U.S.$2,529 million) under the 2017 Credit Agreement. The 2017 Credit Agreement is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral. Total commitments initially available under the 2017 Credit Agreement included (i) approximately €741 million (approximately U.S.$875 million or approximately Ps15,967 million), (ii) approximately £344 million (approximately U.S.$460 million or approximately Ps8,402) and (iii) approximately U.S.$2,746 million (Ps50,123 million), out of which approximately U.S.$1,135 million (Ps20,714 million) were in the revolving credit facility tranche of the 2017 Credit Agreement. As of September 30, 2017, the 2017 Credit Agreement had an amortization profile, considering all commitments of approximately U.S.$4 billion under the 2017 Credit Agreement, of approximately U.S.$589 million in 2020, U.S.$1,179 million in 2021 and U.S.$2,314 million in 2022. See note 12A to our unaudited condensed consolidated financial statements included herein.

Our failure to comply with restrictions and covenants under the 2017 Credit Agreement could have a material adverse effect on our business and financial conditions.

For a discussion of restrictions and covenants under the 2017 Credit Agreement, see “Risk Factors—The 2017 Credit Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on our business and financial conditions.”

Senior Secured Notes

The indentures currently governing our existing Senior Secured Notes impose significant operating and financial restrictions on us. These restrictions will limit our ability, among other things, to: (i) create liens; (ii) incur in additional debt; (iii) change CEMEX’s business or the business of any obligor or material subsidiary; (iv) enter into mergers; (v) enter into agreements that restrict our subsidiaries’ ability to pay dividends or repay intercompany debt; (vi) acquire assets; (vii) enter into or invest in joint venture agreements; (viii) dispose certain assets; (ix) grant additional guarantees or indemnities; (x) declare or pay cash dividends or make share redemptions; (xi) enter into certain derivatives transactions and (xii) exercise any call option in relation to any perpetual bonds issues unless the exercise of the call options does not have a materially negative impact on our cash flow.

December 2019 U.S. Dollar Notes. On August 12, 2013, CEMEX, S.A.B. de C.V. issued U.S.$1.0 billion aggregate principal amount of the December 2019 U.S. Dollar Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the United States Securities Act of 1933, as amended (the “Securities Act”). CEMEX México, CEMEX España, New Sunward, Cemex Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Egyptian Investments, CEMEX France, Cemex Research Group, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the December 2019 U.S. Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral. On May 12, 2016, CEMEX, S.A.B. de C.V. completed the purchase of U.S.$218.9 million aggregate principal amount of the December 2019 U.S. Dollar Notes through a cash tender offer. On March 2, 2017, CEMEX, S.A.B. de C.V. completed the purchase of an additional U.S.$89.9 million aggregate principal amount of the December 2019 U.S. Dollar Notes through a cash tender offer. All such December 2019 U.S. Dollar Notes purchased in the tender offers were immediately canceled. Following the settlement of the tender offers, U.S.$618.2 million aggregate principal amount of the December 2019 U.S. Dollar Notes remained outstanding. On November 6, 2017, CEMEX,

S.A.B. de C.V. issued an irrevocable notice of redemption with respect to the December 2019 U.S. Dollar Notes, pursuant to which it will complete the redemption of the remaining U.S.$610.7 million aggregate principal amount of the December 2019 U.S. Dollar Notes on December 10, 2017. See “Recent Developments—Recent Developments Relating to Our Indebtedness—The December 2019 U.S. Dollar Notes Redemption.”

January 2021 and October 2018 U.S. Dollar Notes. On October 2, 2013, CEMEX, S.A.B. de C.V. issued U.S.$1.0 billion aggregate principal amount of its 7.25% Senior Secured Notes due 2021 (the “January 2021 U.S. Dollar Notes”) and U.S.$500 million aggregate amount of its Floating Rate Senior Secured Notes due 2018 (the “October 2018 U.S. Dollar Notes” and, together with the January 2021 U.S. Dollar Notes, the “January 2021 and October 2018 U.S. Dollar Notes”), in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX España, New Sunward, Cemex Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Egyptian Investments, CEMEX France, Cemex Research Group, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the January 2021 and October 2018 U.S. Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral. On May 12, 2016, CEMEX, S.A.B. de C.V. completed the purchase of U.S.$178.5 million aggregate principal amount of the October 2018 U.S. Dollar Notes through a cash tender offer. All such October 2018 U.S. Dollar Notes purchased in the tender offer were immediately canceled. Following the settlement of the tender offer, U.S.$319.5 million aggregate principal amount of the October 2018 U.S. Dollar Notes remained outstanding. On September 29, 2016, CEMEX, S.A.B. de C.V. commenced a tender offer to purchase up to U.S.$500 million of the outstanding January 2021 U.S. Dollar Notes. On October 28, 2016, CEMEX, S.A.B. de C.V. announced that approximately U.S.$241.9 million of the January 2021 U.S. Dollar Notes were validly tendered by holders of such notes. On March 2, 2017, CEMEX, S.A.B. de C.V. completed the purchase of an additional U.S.$385.1 million aggregate principal amount of the January 2021 U.S. Dollar Notes through a cash tender offer. All such January 2021 U.S. Dollar Notes purchased in the tender offers were immediately canceled. Following the settlement of the tender offers, U.S.$341.7 million aggregate principal amount of the January 2021 U.S. Dollar Notes remained outstanding.

April 2024 U.S. Dollar Notes and April 2021 Euro Notes. On April 1, 2014, CEMEX Finance issued U.S.$1.0 billion aggregate principal amount of its 6.000% U.S. Dollar-Denominated Senior Secured Notes due 2024 (the “April 2024 U.S. Dollar Notes”) and €400 million aggregate principal amount of the April 2021 Euro Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX, S.A.B. de C.V., CEMEX México, CEMEX España, New Sunward, Cemex Asia, CEMEX Concretos, CEMEX Corp., Cemex Egyptian Investments, CEMEX France, Cemex Research Group, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX Finance under the April 2024 U.S. Dollar Notes and April 2021 Euro Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral. On May 1, 2017, CEMEX Finance issued an irrevocable notice of redemption with respect to the April 2021 Euro Notes, pursuant to which it redeemed the remaining €400 million aggregate principal amount of the April 2021 Euro Notes on May 31, 2017.

January 2025 U.S. Dollar Notes and January 2022 Euro Notes. On September 11, 2014, CEMEX, S.A.B. de C.V. issued U.S.$1.1 billion aggregate principal amount of its 5.7% Senior Secured Notes due 2025 (the “January 2025 U.S. Dollar Notes”) €400 million aggregate principal amount of its 4.750% Senior Secured Notes due 2022 (the “January 2022 Euro Notes”), in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX Concretos, Empresas Tolteca, New Sunward, CEMEX España, Cemex Asia, CEMEX Corp., CEMEX Finance, Cemex Egyptian Investments, CEMEX France, Cemex Research Group and CEMEX UK have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the January 2025 U.S. Dollar Notes and January 2022 Euro Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

May 2025 U.S. Dollar and March 2023 Euro Notes. In March 2015, CEMEX, S.A.B. de C.V. issued U.S.$750 million aggregate principal amount of its 6.125% Senior Secured Notes due 2025 (the “May 2025 U.S. Dollar Notes”) and €550 million aggregate amount of its 4.375% Senior Secured Notes due 2023 (the “March 2023 Euro Notes”), in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX Concretos, Empresas Tolteca, New Sunward, CEMEX España, Cemex Asia, CEMEX Corp., CEMEX Finance, Cemex Egyptian Investments, CEMEX France, Cemex Research Group and CEMEX UK have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the May 2025 U.S. Dollar Notes and the March 2023 Euro Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

April 2026 U.S. Dollar Notes. On March 16, 2016, CEMEX, S.A.B. de C.V. issued U.S.$1.0 billion aggregate principal amount of its 7.75% Senior Secured Notes due 2026 (the “April 2026 U.S. Dollar Notes”), in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX México, CEMEX España, New Sunward, Cemex Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Egyptian Investments, CEMEX France, Cemex Research Group and CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the April 2026 U.S. Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

June 2024 Euro Notes. On June 14, 2016, CEMEX Finance issued €400 million of 4.625% Senior Secured Notes due 2024 denominated in Euros (the “June 2024 Euro Notes” and, together with the December 2019 U.S. Dollar Notes, the January 2021 and October 2018 U.S. Dollar Notes, the April 2024 U.S. Dollar Notes, the January 2025 U.S. Dollar Notes, the January 2022 Euro Notes, the May 2025 U.S. Dollar Notes, the March 2023 Euro Notes and the April 2026 U.S. Dollar Notes, the “Senior Secured Notes”), in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX, S.A.B. de C.V., CEMEX México, CEMEX Concretos, Empresas Tolteca, New Sunward, CEMEX España, Cemex Asia, CEMEX Corp., Cemex Egyptian Investments, CEMEX France, Cemex Research Group and CEMEX UK have fully and unconditionally guaranteed the performance of all obligations of CEMEX Finance under the June 2024 Euro Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

Convertible Notes

March 2020 Optional Convertible Subordinated U.S. Dollar Notes. During 2015, CEMEX, S.A.B. de C.V. issued U.S.$521 million (Ps8,977 million) aggregate principal amount of its March 2020 Optional Convertible Subordinated U.S. Dollar Notes. The March 2020 Optional Convertible Subordinated U.S. Dollar Notes were issued: (a) U.S.$200 million as a result of the exercise on March 13, 2015 of U.S.$200 million notional amount of CCUs, and (b) U.S.$321 million as a result of private exchanges with certain institutional investors on May 28, 2015, which together with early conversions, resulted in a total of approximately U.S.$626 million aggregate principal amount of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes held by such investors being paid and the issuance and delivery by CEMEX of an estimated 42 million ADSs, which included a number of additional ADSs issued to the holders as non-cash inducement premiums. The March 2020 Optional Convertible Subordinated U.S. Dollar Notes, which are subordinated to all of CEMEX’s liabilities and commitments, are convertible into a fixed number of CEMEX, S.A.B. de C.V.’s ADSs at any time at the holder’s election and are subject to antidilution adjustments. The difference at the exchange date between the fair value of the March 2016 Optional Convertible Subordinated U.S. Dollar Notes and the 42 million ADSs against the fair value of the March 2020 Optional Convertible Subordinated U.S. Dollar Notes, represented a loss of approximately Ps365 million recognized in 2015 as part of other financial (expense) income, net. The aggregate fair value of the conversion option as of the issuance dates which amounted to approximately Ps199 million was recognized in other equity reserves. As of September 30, 2017, the conversion price per ADS under the March 2020 Optional Convertible Subordinated U.S. Dollar Notes was approximately U.S.$11.01. After antidilution adjustments, the conversion rate as of September 30, 2017 was 90.8592 ADSs per each U.S.$1 thousand principal amount of such notes.

November 2019 Mandatory Convertible Mexican Peso Notes. In December 2009, CEMEX, S.A.B. de C.V. completed an exchange offer of debt for approximately U.S.$315 million (Ps4,126 million) of the November 2019 Mandatory Convertible Mexican Peso Notes. Reflecting antidilution adjustments, the notes will be converted at maturity or earlier if the price of the CPO reaches approximately Ps29.50 into approximately 210 million CPOs at a conversion price of approximately Ps17.48 per CPO. The conversion rate under the November 2019 Mandatory Convertible Mexican Peso Notes is 509.1077 CPOs per each convertible obligation. During their tenure, holders have an option to voluntarily convert their securities on any interest payment date into CPOs. Considering the currency in which the notes are denominated and the functional currency of CEMEX, S.A.B. de C.V.’s financing division, the conversion option embedded in these securities is treated as a stand-alone derivative liability at fair value in the statement of operations, recognizing an initial effect of Ps365 million. See note 16B to our audited consolidated financial statements included in the 2016 Annual Report.

March 2018 Optional Convertible Subordinated U.S. Dollar Notes. On March 15, 2011, CEMEX, S.A.B. de C.V. closed the offering of U.S.$690 million (Ps8,211 million) aggregate principal amount of its March 2018 Optional Convertible Subordinated U.S. Dollar Notes. The notes are subordinated to all of CEMEX’s liabilities and commitments. The notes are convertible into a fixed number of CEMEX, S.A.B. de C.V.’s ADSs, at the holder’s election, and are subject to antidilution adjustments. As of the date of this report, the conversion price per ADS under the March 2018 Optional Convertible Subordinated U.S. Dollar Notes was approximately U.S.$8.57. After antidilution adjustments, the conversion rate as of the date of this report was 116.6193 ADSs per each U.S.$1 thousand principal amount of the March 2018 Optional Convertible Subordinated U.S. Dollar Notes. During August 2016, we amended the capped calls relating to the March 2018 Optional Convertible Subordinated U.S. Dollar Notes and, as a result, the exercise price was adjusted to U.S.$8.92 per ADS and the underlying to six million ADSs. See notes 16B and 16D to our audited consolidated financial statements included in the 2016 Annual Report.

Commercial Commitments

On July 30, 2012, we entered into a Master Professional Services Agreement with International Business Machines Corporation (“IBM”). This agreement provides the framework for our contracting for IBM to provide us with the following services: information technology, application development and maintenance, finance and accounting outsourcing, human resources administration and contact center services. The agreement provides for these services to be provided to us from July 30, 2012 until August 31, 2022, unless earlier terminated. Our minimum required payments to IBM under the agreement are approximately U.S.$50 million per year. We will have the right to adjust the cost and quality of the services every two years if it is determined that they do not meet certain benchmarks. We may terminate the agreement (or a portion of it) at our discretion and without cause at any time by providing at least six-months’ notice to IBM and paying termination charges consisting of IBM’s unrecovered investment and breakage and wind-down costs. In addition, we may terminate the agreement (or a portion of it) for cause without paying termination charges. Other termination rights may be available to us for a termination charge that will vary with the reason for termination. IBM may terminate the agreement if we (i) fail to make payments when due or (ii) become bankrupt and do not pay in advance for the services.

In some countries, we have self-insured health care benefits plans for its active employees, which are managed on cost plus fee arrangements with major insurance companies or provided through health maintenance organizations.

As of September 30, 2017, we did not depend on any of our suppliers of goods or services to conduct our business.

Contractual Obligations

As of December 31, 2016 and September 30, 2017, we had material contractual obligations as set forth in the table below.

	As of December 31, 2016		As of September 30, 2017
Obligations	Total		Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of U.S. Dollars)
Long-term debt	U.S.$	11,379	370	918	1,878	6,837	10,003
Capital lease obligations(1)		107	8	59	55	19	141
Convertible notes(2)		1,205	17	25	507	—	549

Total debt and other financial obligations(3)		12,691	395	1,002	2,440	6,856	10,693
Operating leases(4)		515	27	185	144	116	471
Interest payments on debt(5)		3,996	242	1,046	899	1,065	3,252
Pension plans and other benefits(6)		1,414	157	311	316	825	1,609
Purchases of raw material, fuel and energy(7)		4,440	521	830	796	2,129	4,275

Total contractual obligations	U.S.$	23,056	1,343	3,373	4,595	10,990	20,300

Total contractual obligations (Mexican Pesos)	Ps	477,720	24,503	61,558	83,852	200,569	370,483

(1)	Represents nominal cash flows. As of September 30, 2017, the net present value of future payments under such leases was approximately U.S.$141 million (Ps2,573 million), of which, approximately U.S.$59 million (Ps1,077 million) refers to payments from one to three years, approximately U.S.$55 million (Ps1,044 million) refers to payments from three to five years and approximately U.S.$19 million (Ps347 million) refers to payments of more than five years
(2)	Refers to the components of liability of the convertible notes described in note 16B to our audited consolidated financial statements included in the 2016 Annual Report and assumes repayment at maturity and no conversion of such convertible notes.
(3)	The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, we have replaced our long-term obligations for others of a similar nature.
(4)	The amounts represent nominal cash flows. We have operating leases, primarily for operating facilities, cement storage and distribution facilities and certain transportation and other equipment, under which annual rental payments are required plus the payment of certain operating expenses. Rental expense was U.S.$84 million (Ps1,539 million) for the nine-month period ended September 30, 2017 and U.S.$90 million (Ps1,743 million) for the same period in 2016.
(5)	Estimated cash flows on floating rate denominated debt were determined using the interest rates in effect as of December 31, 2016 and September 30, 2017.
(6)	Represents estimated annual payments under these benefits for the next ten years (see note 18 to our audited consolidated financial statements included in the 2016 Annual Report). Future payments include the estimate of new retirees during such future years.
(7)	Future nominal payments for the purchase of raw materials are presented on the basis of contractual nominal cash flows. Future nominal payments of energy were estimated for all contractual commitments on the basis of an aggregate average expected consumption of approximately 3,124.1 GWh per year using the future prices of energy established in the contracts for each period. Future payments also include our commitments for the purchase of fuel.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are reasonably likely to have a material effect on our financial condition, operating results and liquidity or capital resources.

Quantitative and Qualitative Market Disclosure

Our Derivative Financial Instruments

For the nine-month period ended September 30, 2017, we had net income related to the recognition of changes in fair values of derivative financial instruments of approximately Ps245 million (U.S.$13 million) as compared to a net income of approximately Ps493 million (U.S.$27 million) for the same period in 2016.

Since the beginning of 2009, we have been reducing the aggregate notional amount of our derivatives, thereby reducing the risk of cash margin calls. This initiative has included closing substantially all notional amounts of derivative instruments related to our debt (currency and interest rate derivatives) and the settlement of our inactive derivative financial instruments (see note 16D to our audited consolidated financial statements included in the 2016 Annual Report), which we finalized during April 2009. The 2017 Credit Agreement significantly restricts our ability to enter into certain derivative transactions.

We use derivative financial instruments in order to change the risk profile associated with changes in interest rates and foreign exchange rates of debt agreements, as a vehicle to reduce financing costs, as an alternative source of financing, and as hedges of: (i) highly probable forecasted transactions, (ii) our net assets in foreign subsidiaries and (iii) future exercises of options under our executive stock option programs. Before entering into any transaction, we evaluate, by reviewing credit ratings and our business relationship according to our policies, the creditworthiness of the financial institutions and corporations that are prospective counterparties to our derivative financial instruments. We select our counterparties to the extent we believe that they have the financial capacity to meet their obligations in relation to these instruments. Under current financial conditions and volatility, we cannot assure that risk of non-compliance with the obligations agreed to with such counterparties is minimal.

The fair value of derivative financial instruments is based on estimated settlement costs or quoted market prices and supported by confirmations of these values received from the counterparties to these financial instruments. The notional amounts of derivative financial instrument agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss.

	At December 31, 2016		At September 30, 2017
(in millions of U.S. Dollars)	Notional Amount	Estimated Fair value	Notional Amount	Estimated Fair value	Maturity Date
Interest rate swaps	147	23	142	21	September 2022
Equity forwards on third-party shares	—	—	168	3	March 2019
Options on CEMEX, S.A.B. de C.V.’s shares	576	26	—	(37)	November 2019
Foreign exchange forward contracts	80	—	1,062	(27)	October 2017 - September 2019
Fuels price hedging	77	15	74	12	October 2017 - December 2018

	880	64	1,446	(28)

Our Interest Rate Swaps. As of December 31, 2016 and September 30, 2017, we had an interest rate swap maturing in September 2022 with notional amounts of U.S.$ 147 million and U.S.$142 million, respectively, negotiated to exchange floating for fixed rates in connection with agreements we entered into for the acquisition of electric energy in Mexico. For more information, see note 12C to our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2016 and 2017 included herein. As of December 31, 2016 and September 30, 2017, the fair value of the swap represented assets of approximately U.S.$23 million and U.S.$21 million, respectively. Pursuant to this instrument, during the tenure of the swap and based on its notional amount, we will receive a fixed rate of 5.4% and will pay at LIBOR. Changes in the fair value of interest rate swaps, generated losses of approximately U.S.$2 million (Ps38 million) for the nine-month period ended September 30, 2017 and gains of approximately U.S.$2 million (Ps37 million) for the same period in 2016, which were recognized in the statement of operations for each period. See note 16D to our audited consolidated financial statements included in the 2016 Annual Report and note 12C to our unaudited condensed consolidated financial statements for the nine month periods ended September 30, 2017 and 2016 included herein.

Our Equity Forwards on Third-Party Shares. After our sale of the direct common shares of GCC, announced in September 28, 2017, was completed and in order to retain exposure to the stock price of GCC, CEMEX, S.A.B. de C.V. entered into two forward contracts on the stock price of GCC, which are payable in cash, over the price of 31.5 million shares and due in March 2019. GCC is a Mexican construction company traded in the Mexican Stock Exchange. As of September 30, 2017, the fair value of the equity forward represented an asset of approximately U.S.$3 million (Ps56 million), net of cash collateral. Changes in the fair value of this instrument generated losses of U.S.$5 million (Ps94 million) for the nine-month period ended September 30, 2017, which were recognized in the statement of operations.

Our Options on Our Own Shares. On March 15, 2011, in connection with the offering of the March 2018 Optional Convertible Subordinated U.S. Dollar Notes and to effectively increase the conversion price for CEMEX, S.A.B. de C.V.’s ADSs under such notes, CEMEX, S.A.B. de C.V. entered into capped call transactions after antidilution adjustments of over approximately 80 million ADSs maturing in March 2018, by means of which at maturity of the notes in March 2018, if the price per ADS is above U.S.$8.5749, we will receive in cash the difference between the market price of the ADS and U.S.$8.5749, with a maximum appreciation per ADS of U.S.$13.8518. We paid a total premium of approximately U.S.$104 million. During August 2016 we amended 58.3% of the total notional amount of such capped calls, with the purpose of reducing the volatility of their fair value by lowering the strike prices in exchange for reducing the number of underlying options. These amendments involved no cash settlements. As a result of such amendments, CEMEX, S.A.B. de C.V. retained a total amount of capped call transactions over approximately 71 million CEMEX ADSs after antidilution adjustments maturing in March 2018. As of December 31, 2016, the fair value of such options represented assets of approximately U.S.$66 million (Ps1,368 million). For the nine-month period ended September 30, 2017, changes in the fair value of this contract generated a gain of approximately U.S.$37 million (Ps696 million), which was recognized in the statement of operations for the period. During 2017, we amended capped calls transactions maturing in March 2018 over approximately 71 million CEMEX ADSs, with the purpose of unwinding the position, pursuant to which CEMEX, S.A.B. de C.V. received an aggregate amount of approximately U.S.$103 million in cash. As of September 30, 2017, CEMEX, S.A.B. de C.V. closed all of its options in its own shares.

In addition, in connection with the November 2019 Mandatory Convertible Mexican Peso Notes (see note 16B to our audited consolidated financial statements included in the 2016 Annual Report), and considering (i) the change in CEMEX, S.A.B. de C.V.’s functional currency effective January 1, 2013 and (ii) that the currency in which such November 2019 Mandatory Convertible Mexican Peso Notes are denominated and the functional currency of the issuer differ, beginning January 1, 2013, we now separate the conversion option embedded in such instruments and recognize it at fair value, which as of December 31, 2016 and September 30, 2017, resulted in a liability of approximately U.S.$40 million (Ps829 million) and U.S.$37 million (Ps675 million), respectively. Changes in fair value of the conversion option generated a gain during the nine-month period ended September 30, 2017 of U.S.$2 million (Ps38 million), which was recognized in the statement of operations for the period.

Foreign exchange forward contracts. As of December 31, 2016 and September 30, 2017, we held foreign exchange forward contracts matured in 2017 to hedge the U.S. Dollar value of future proceeds in other currencies from expected sale of assets. See note 4A to our audited consolidated financial statements included in the 2016 Annual Report. Changes in the estimated fair value of these instruments, including the effects resulting from positions entered and settled during each period, generated losses of U.S.$19 million (Ps357 million) for the nine-month period ended September 30, 2016 and gains of U.S.$5 million (Ps91 million) for the same period in 2017, each recognized within “Other financial income (expense), net.”

In addition, during 2017, we negotiated foreign exchange forwards contract to hedge our exposure to currency translation effects arising from certain investments in foreign subsidiaries. These contracts have been documented as a net investment hedge. As of September 30, 2017, the fair value of these foreign exchange forward contracts represented a liability of approximately U.S.$28 million (Ps511 million). Changes in fair value are recognized through other comprehensive income. For the nine-month period ended September 30, 2017, changes in the estimated fair value of these instruments, generated losses of U.S.$71 (Ps1,340), recognized within stockholders’ equity.

As described above, during 2017, we negotiated foreign exchange forward contracts to hedge our exposure to currency translation effects arising from certain investments in foreign subsidiaries. Under these contracts, there is a direct relationship in the change in the fair value of the derivative with the change in the Mexican Peso exchange rate. As of September 30, 2017, the potential change in the fair value of these forward contracts that would result from a hypothetical, instantaneous appreciation of 10% in the Mexican Peso exchange rate, with all variables held constant, would be a reduction of our stockholder’s equity by approximately U.S.$106 million (Ps 1,943 million) as a result of additional negative changes in fair value associated with such forward contracts. A 10% hypothetical depreciation in the Mexican Peso exchange rate would generate approximately the opposite effects.

Fuel price hedging. As of December 31, 2016 and September 30, 2017, we maintained forward contracts negotiated to hedge the price of diesel fuel in several countries in 2016 and 2017 for aggregate notional amounts of U.S.$44 million (Ps912 million) and U.S.$54 million (Ps986 million), respectively, with an estimated fair value representing an asset of U.S.$4 million (Ps75 million) for the nine-month period ended September 30, 2016 and an estimated fair value representing an asset of U.S.$5 million (Ps91 million) for the same period in 2017. By means of these contracts, for own consumption only, we fixed the fuel component of the market price of diesel over certain volumes representing a portion of the estimated diesel consumption in such operations. These contracts have been designated as cash flow hedges of diesel fuel consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income (loss), and are recycled to operating expenses as the related diesel volumes are consumed. For the nine-month periods ended September 30, 2016 and 2017, changes in fair value of these contracts recognized in other comprehensive income (loss) represented gains of U.S.$2 million (Ps35 million) and losses of U.S.$2 million (Ps30 million), respectively.

In addition, as of December 31, 2016 and September 30, 2017, we held forward contracts negotiated in 2016 to hedge the price of coal, as solid fuel, for aggregate notional amounts of U.S.$33 million (Ps684 million) and U.S.$20 million (Ps365 million), respectively, and an estimated fair value representing an asset of U.S.$2 million (Ps39 million) for the nine-month period ended September 30, 2016 and an estimated fair value representing an asset of U.S.$7 million (Ps128 million) for the same period in 2017. By means of these contracts, for own consumption only, we fixed the price of coal over certain volumes representing a portion of the estimated coal consumption in our applicable operations. These contracts have been designated as cash flow hedges of coal consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income (loss), and are recycled to operating expenses as the related coal volumes are consumed. For the nine-month periods ended September 30, 2016 and 2017, changes in fair value of these contracts recognized in other comprehensive income (loss) represented gains of U.S.$1 million (Ps18 million) and losses of U.S.$1 million (Ps18 million), respectively.

Interest Rate Risk, Foreign Currency Risk and Equity Risk

Interest Rate Risk. The table below presents tabular information of our fixed and floating rate long-term foreign currency-denominated debt as of September 30, 2017. Average floating interest rates are calculated based on forward rates in the yield curve as of September 30, 2017. Future cash flows represent contractual principal payments. The fair value of our floating rate long-term debt is determined by discounting future cash flows using borrowing rates available to us as of September 30, 2017 and is summarized as follows:

	Expected maturity dates as of September 30, 2017
Long-Term Debt(1)	2017		2018	2019	2020	After 2021	Total		Fair Value
	(In millions of U.S. Dollars, except percentages)
Variable rate	U.S.$	—	314	—	514	2,236	U.S.$	3,064	U.S.$	3,178
Average interest rate		—	6.03%	1.32%	3.14%	3.21%
Fixed rate	U.S.$	—	—	604	—	5,965	U.S.$	6,569	U.S.$	7,880
Average interest rate		—	4.12%	6.50%	4.12%	5.98%

(1)	The information above includes the current maturities of the long-term debt. Total long-term debt as of September 30, 2017 does not include our other financial obligations and the Perpetual Debentures for an aggregate amount of approximately U.S.$2,095 million (Ps38,241 million) issued by consolidated entities. See note 12A to our unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2016 and 2017 included herein.

As of September 30, 2017, we were subject to the volatility of floating interest rates, which, if such rates were to increase, may adversely affect our financing cost and our net income. As of September 30, 2017, 30% of our foreign currency-denominated long-term debt bears floating rates at a weighted average interest rate of LIBOR plus 296 basis points. As of September 30, 2016, 28% of our foreign currency-denominated long-term debt bears floating rates at a weighted average interest rate of LIBOR plus 306 basis points. As of September 30, 2016 and 2017, if interest rates at that date had been 0.5% higher, with all other variables held constant, CEMEX’s net income for the nine-month periods ended September 30, 2016 and 2017 would have been reduced by approximately U.S.$13 million (Ps242 million) and U.S.$15 million (Ps298 million), respectively, as a result of higher interest expense on variable-rate debt. However, this analysis does not include the interest rate swaps held by CEMEX during the nine-month periods ended September 30, 2016 and 2017. See note 12B to our unaudited condensed consolidated financial statements included herein.

Foreign Currency Risk. Due to our geographic diversification, our revenues are generated in various countries and settled in different currencies. However, some of our production costs, including fuel and energy, and some of our cement prices, are periodically adjusted to take into account fluctuations in the U.S. Dollar/Mexican Peso exchange rate. For the nine-month period ended September 30, 2017, approximately 21% of our net sales, before eliminations resulting from consolidation, were generated in Mexico, 24% in the United States, 7% in the United Kingdom, 6% in France, 4% in Germany, 3% in Spain, 5% in the Rest of Europe, 4% in Colombia, 9% in the Rest of SAC, 3% in Egypt, 5% in the Rest of Asia, Middle East and Africa and 8% from our Other operations.

Foreign exchange gains and losses occur by monetary assets or liabilities in a currency different from its functional currency, and are recorded in the consolidated statements of operations, except for exchange fluctuations associated with foreign currency indebtedness directly related to the acquisition of foreign entities and related parties’ long-term balances denominated in foreign currency, for which the resulting gains or losses are reported in other comprehensive income (loss). As of September 30, 2016 and 2017, excluding from the sensitivity analysis the impact of translating the net assets of foreign operations into our reporting currency, a hypothetical 10% strengthening of the U.S. Dollar against the Mexican Peso, with all other variables held constant, would have increased our net income for the nine-month periods ended September 30, 2016 and 2017 by approximately U.S.$125 million (Ps2,425 million) and U.S.$146 million (Ps2,666 million), respectively, as a result of higher foreign exchange losses on our dollar-denominated net monetary liabilities held in consolidated entities with other functional currencies. Conversely, a hypothetical 10% weakening of the U.S. Dollar against the Mexican Peso would have had the opposite effect.

As of September 30, 2017, approximately 69% of our total debt plus other financial obligations was U.S. Dollar-denominated, approximately 22% was Euro-denominated, approximately 5% was British Pounds-denominated, approximately 2% was Mexican Peso-denominated and 2% were denominated in other currencies, which does not include approximately Ps8,149 million (U.S.$446 million) of Perpetual Debentures; therefore, we had a foreign currency exposure arising from the debt plus other financial obligations denominated in U.S. Dollars, and the debt and other financial obligations denominated in Euros, versus the currencies in which our revenues are settled in most countries in which we operate. We cannot guarantee that we will generate sufficient revenues in U.S. Dollars and Euros from our operations to service these obligations. As of September 30, 2016 and 2017, CEMEX had not implemented any derivative financing hedging strategy to address this foreign currency risk.

Equity Risk. As described above, we have entered into equity forward contracts on GCC shares, under these equity forward contracts, there is a direct relationship in the change in the fair value of the derivative with the change in price of the underlying share. Upon liquidation, the equity forward contracts provide for cash settlement and the effects are recognized in the statement of operations as part of “Other financial income, net” in our unaudited condensed consolidated financial statements included herein.

As of September 30, 2017, the potential change in the fair value of CEMEX’s forward contracts in GCC’s shares that would result from a hypothetical, instantaneous decrease of 10% in the market price of common stock of GCC, with all other variables held constant, our net income for as of September 30, 2017 would have reduced by approximately U.S.$16 million (Ps291 million), as a result of additional negative changes in fair value associated with such forward contracts. A 10% hypothetical increase in the common stock of GCC price would have generated approximately the opposite effects.

The changes in fair value of our embedded conversion options in the November 2019 Mandatory Convertible Mexican Peso Notes denominated in a currency other than the functional issuer’s currency affect profit or loss, they do not imply any risk or variability in cash flows, considering that through their exercise, we will settle a fixed amount of debt with a fixed amount of shares. As of September 30, 2017, the potential change in the fair value of these embedded conversion options in the November 2019 Mandatory Convertible Mexican Peso Notes that would result from a hypothetical, instantaneous increase of 10% in the market price of CEMEX, S.A.B. de C.V.’s CPOs, with all other variables held constant, would have been a loss of approximately U.S.$12 million (Ps220 million), as a result of additional negative changes in fair value associated with this option. A 10% hypothetical instantaneous decrease in the CPO price would generate approximately the opposite effect.

Liquidity Risk. We are exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which we operate, any one of which may materially affect our results and reduce cash from operations. As of September 30, 2017, we had approximately U.S.$1,135 million (Ps20,714 million) available in our committed revolving credit tranche under the 2017 Credit Agreement.

Investments, Acquisitions and Divestitures

The transactions described below represent our principal investments, acquisitions and divestitures completed during the nine-month period ended September 30, 2017.

Investments and Acquisitions

On January 24, 2017, Sierra Trading (“Sierra”), which is a wholly-owned CEMEX España subsidiary, announced that, having received a foreign investment license from the Trinidad and Tobago Ministry of Finance, all terms and conditions had been complied with or waived and the offer and takeover bid (the “Offer”) and the take-over bid to all shareholders that took place on December 5, 2016, had accordingly been declared unconditional. In addition, such Offer closed in Jamaica on February 7, 2017. Sierra acquired all Trinidad Cement Limited (“TCL”) shares deposited pursuant to the Offer up to the maximum number of the offered shares. TCL shares deposited in response to the Offer together with Sierra’s existing shareholding in TCL represented approximately 69.83% of the outstanding TCL shares. The total consideration paid by Sierra for the TCL shares was approximately U.S.$86 million. After conclusion of the Offer, CEMEX consolidates TCL and its subsidiaries, including Caribbean Cement Company in Jamaica, for financial reporting purposes beginning February 1, 2017.

Divestitures

On June 30, 2017, we announced that one of our subsidiaries in the United States closed the divestment of its Pacific Northwest Materials Business consisting of aggregate, asphalt and ready-mix concrete operations in Oregon and Washington to Cadman Materials, Inc., part of Lehigh Hanson, Inc. and the U.S. subsidiary of Heidelberg Cement Group.

On January 31, 2017, after the satisfaction of certain conditions precedent including approval from regulators, we announced the closing of the sale of the Concrete Pipe Business in the United States to Quikrete for approximately U.S.$500 million plus an additional U.S.$40 million contingent consideration based on future performance.

On May 26, 2016, we closed the sale of our operations in Bangladesh and Thailand to Siam City Cement Public Company Ltd. for approximately U.S.$70 million.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(Millions of Mexican pesos, except for earnings per share)

	For the nine-month period ended September 30,,
	Note	2017		2016
Net sales		Ps	192,595	186,288
Cost of sales			(126,668)	(120,221)
Gross profit			65,927	66,067
Administrative and selling expenses	4		(22,375)	(22,115)
Distribution expenses			(18,837)	(17,589)

			(41,212)	(39,704)

Operating earnings before other income (expenses), net			24,715	26,363
Other income (expenses), net	5		1,377	(1,507)

Operating earnings			26,092	24,856
Financial expense			(15,128)	(16,558)
Financial income and others, net	6		2,153	3,582
Share of profit of equity accounted investees			385	553
Income before income tax			13,502	12,433
Income tax	14		1,311	(2,251)
Net income from continuing operations			14,813	10,182
Discontinued operations, net of tax	3A		3,503	555
CONSOLIDATED NET INCOME FOR THE PERIOD			18,316	10,737
Non-controlling interest net income for the period	15B		(1,087)	(987)

CONTROLLING INTEREST NET INCOME FOR THE PERIOD		Ps	17,229	9,750

BASIC EARNINGS PER SHARE		Ps	0.38	0.22
BASIC EARNINGS PER SHARE OF CONTINUING OPERATIONS			0.30	0.21
DILUTED EARNINGS PER SHARE		Ps	0.37	0.22
DILUTED EARNINGS PER SHARE OF CONTINUING OPERATIONS			0.30	0.21

The accompanying notes are part of these condensed consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Millions of Mexican pesos)

	For the nine-month period ended September 30,
	Note	2017		2016
CONSOLIDATED NET INCOME FOR THE PERIOD		Ps	18,316	10,737

Items that will be reclassified subsequently to profit or loss when specific conditions are met
Effects from available-for-sale investments and hedge derivatives			(1,262)	228
Currency translation of foreign subsidiaries			(20,731)	2,215
Income tax recognized directly in other comprehensive income			649	475

Other comprehensive income (loss) for the period			(21,344)	2,918

TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD			(3,028)	13,655
Non-controlling interest comprehensive income (loss) for the period			(1,766)	3,439

CONTROLLING INTEREST COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD		Ps	(1,262)	10,216

Out of which:
COMPREHENSIVE INCOME (LOSS) OF DISCONTINUED OPERATIONS			5,766	2,918
COMPREHENSIVE INCOME (LOSS) OF CONTINUING OPERATIONS			(7,028)	7,298

The accompanying notes are part of these condensed consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(Millions of Mexican pesos)

		September 30,		December 31,
	Note	2017		2016
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7	Ps	8,203	11,616
Trade accounts receivable, net	8		31,566	30,160
Other accounts receivable			4,178	5,238
Inventories, net			18,093	18,098
Assets held for sale	3A		1,543	21,031
Other current assets	9		2,382	2,298

Total current assets			65,965	88,441

NON-CURRENT ASSETS
Equity accounted investees	10		8,027	10,488
Other investments and non-current accounts receivable	10		4,988	7,122
Property, machinery and equipment, net	11		215,931	230,133
Goodwill and intangible assets, net			218,725	247,506
Deferred income taxes			19,172	16,038

Total non-current assets			466,843	511,287

TOTAL ASSETS		Ps	532,808	599,728

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term debt	12A	Ps	8,110	1,222
Other financial obligations	12B		17,825	11,658
Trade payables			38,302	40,338
Income tax payable			4,257	5,441
Other current liabilities	13		20,828	22,530
Liabilities directly related to assets held for sale	3A		—	815

Total current liabilities			89,322	82,004

NON-CURRENT LIABILITIES
Long-term debt	12A		175,802	235,016
Other financial obligations	12B		12,267	25,972
Employee benefits			22,016	23,365
Deferred income taxes			17,958	19,600
Other non-current liabilities			15,623	17,046

Total non-current liabilities			243,666	320,999

TOTAL LIABILITIES			332,988	403,003

STOCKHOLDERS’ EQUITY
Controlling interest:
Common stock and additional paid-in capital	15A		144,616	127,336
Other equity reserves			4,609	24,793
Retained earnings			6,181	1,612
Net income			17,229	14,033

Total controlling interest			172,635	167,774
Non-controlling interest and perpetual debentures	15B		27,185	28,951

TOTAL STOCKHOLDERS’ EQUITY			199,820	196,725

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		Ps	532,808	599,728

The accompanying notes are part of these condensed consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(Millions of Mexican pesos)

	For the nine-month period ended September 30,
	Note	2017		2016
OPERATING ACTIVITIES
Consolidated net income		Ps	18,316	10,737
Discontinued operations, net of tax			3,503	555

Net income from continuing operations			14,813	10,182
Non-cash items:
Depreciation and amortization of assets			11,882	12,016
Impairment losses			571	797
Equity accounted investees			(385)	(553)
Other income (expenses), net			(4,636)	(250)
Financial items, net			12,975	12,976
Income taxes	14		(1,311)	2,251
Changes in working capital, excluding income tax			(4,219)	3,500

Net cash flow provided by operating activities from continuing operations before interest, coupons on perpetual debentures and income tax			29,690	40,919

Financial expense paid in cash including coupons on perpetual debentures	15B		(12,652)	(13,686)
Income taxes paid in cash			(3,787)	(4,266)

Net cash flow provided by operating activities of continuing operations			13,251	22,967
Net cash flow provided by operating activities of discontinued operations			144	873
Net cash flows provided by operating activities			13,395	23,840

INVESTING ACTIVITIES
Property, machinery and equipment, net	3, 11		(5,300)	(6,559)
Disposal of subsidiaries and associates, net			23,978	1,424
Intangible assets and other deferred charges			(1,119)	(1,060)
Long term assets and others, net			87	(1,105)

Net cash flows provided by (used in) investing activities of continuing operations			17,646	(7,300)
Net cash flows used in investing activities of discontinued operations			—	(14)

Net cash flows provided by (used in) investing activities			17,646	(7,314)

FINANCING ACTIVITIES
Sale (acquisition) of non-controlling interests in subsidiaries			(55)	9,777
Derivative instruments			596	232
Repayment of debt, net			(33,925)	(31,577)
Securitization of trade receivables			54	42
Non-current liabilities, net			(2,149)	(1,599)

Net cash flows used in financing activities			(35,479)	(23,125)

Decrease in cash and cash equivalents of continuing operations			(4,582)	(7,458)
Increase in cash and cash equivalents of discontinued operations			144	859
Cash conversion effect, net			1,025	2,827
Cash and cash equivalents at beginning of period			11,616	15,280

CASH AND CASH EQUIVALENTS AT END OF PERIOD	7	Ps	8,203	11,508

Changes in working capital, excluding income taxes:
Trade receivables, net		Ps	584	(6,324)
Other accounts receivable and other assets			530	(1,478)
Inventories			1,831	(1,160)
Trade payables			(4,732)	7,621
Other accounts payable and accrued expenses			(2,432)	4,841

Changes in working capital, excluding income taxes		Ps	(4,219)	3,500

The accompanying notes are part of these condensed consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Stockholders’ Equity

(Millions of Mexican pesos)

	Note	Common stock		Additional paid-in capital	Other equity reserves	Retained earnings	Total controlling interest	Non-controlling interest	Total stockholders’ equity
Balance at December 31, 2015		Ps	4,158	115,466	15,273	8,582	143,479	20,289	163,768
Net income for the period			—	—	—	9,750	9,750	987	10,737
Total other items of comprehensive income for the period			—	—	466	—	466	2,452	2,918
Effects of early conversion and issuance of convertible subordinated notes	12B		3	5,982	(934)	—	5,051	—	5,051
Capitalization of retained earnings	15A		4	6,966	—	(6,970)	—	—	—
Stock-based compensation			—	573	—	—	573	—	573
Effects of perpetual debentures	15B		—	—	(369)	—	(369)	—	(369)
Changes in non-controlling interest			—	—	6,279	—	6,279	3,498	9,777

Balance at September 30, 2016		Ps	4,165	128,987	20,715	11,362	165,229	27,226	192,455

Balance at December 31, 2016			4,162	123,174	24,793	15,645	167,774	28,951	196,725
Net income for the period			—	—	—	17,229	17,229	1,087	18,316
Total other items of comprehensive loss for the period			—	—	(18,491)	—	(18,491)	(2,853)	(21,344)
Effects of early conversion of convertible subordinated notes	12B		4	7,059	(1,334)	—	5,729	—	5,729
Capitalization of retained earnings	15A		5	9,459	—	(9,464)	—	—	—
Stock-based compensation			—	753	—	—	753	—	753
Effects of perpetual debentures	15B		—	—	(359)	—	(359)	—	(359)

Balance at September 30, 2017		Ps	4,171	140,445	4,609	23,410	172,635	27,185	199,820

The accompanying notes are part of these condensed consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2017 and December 31, 2016 and for the nine-month period ended

September 30, 2017 and 2016

(Millions of Mexican pesos)

1.	DESCRIPTION OF BUSINESS

CEMEX, S.A.B. de C.V., a public stock corporation with variable capital (S.A.B. de C.V.) organized under the laws of the United Mexican States, or Mexico, is a holding company (parent) of entities whose main activities are oriented to the construction industry, through the production, marketing, distribution and sale of cement, ready-mix concrete, aggregates and other construction materials.

CEMEX, S.A.B. de C.V. was founded in 1906 and was registered with the Mercantile Section of the Public Register of Property and Commerce in Monterrey, N.L., Mexico in 1920 for a period of 99 years. In 2002, this period was extended to the year 2100. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange (“MSE”) as Ordinary Participation Certificates (“CPOs”). Each CPO represents two series “A” shares and one series “B” share of common stock of CEMEX, S.A.B. de C.V. In addition, CEMEX, S.A.B. de C.V.’s shares are listed on the New York Stock Exchange (“NYSE”) as American Depositary Shares (“ADSs”) under the symbol “CX.” Each ADS represents ten CPOs.

The terms “CEMEX, S.A.B. de C.V.” or the “Parent Company” used in these accompanying notes to the condensed consolidated financial statements refer to CEMEX, S.A.B. de C.V. without its consolidated subsidiaries. The terms the “Company” or “CEMEX” refer to CEMEX, S.A.B. de C.V. together with its consolidated subsidiaries.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies that were applied to these condensed consolidated financial statements of September 30, 2017, are the same as those applied by CEMEX in its consolidated financial statements as at and for the year ended December 31, 2016. No newly IFRSs have been adopted by CEMEX during 2017, however, there are various IFRS issued at the date of these financial statements, which have not yet been adopted, which are described below:

IFRS 9, Financial Instruments: classification and measurement (“IFRS 9”): Among other changes in presentation rules, measurement and hedging activities, which have no material impact on CEMEX’s financial statements, under the impairment model in IFRS 9, it is not necessary that a credit event should occur to recognize credit losses on financial assets, instead the entity must recognize expected credit losses and changes in expected credit losses through the income statement. In this regard, CEMEX is working on an expected credit loss model applicable to its trade accounts receivable that considers the historical performance, as well as the credit risk of each group of customers, which will be ready for the full prospective adoption of IFRS 9 on January 1, 2018, including hedge accounting. The adoption of IFRS 9 will significantly increase the internal processes for the generation of information and accounting records, however, CEMEX does not expect any significant effect on its operation results, financial situation and compliance of contractual obligations (financial restrictions) due to the adoption effects. Considering the prospective adoption of IFRS 9 as of January 1, 2018, there may be a lack of comparability of the financial information prepared without the application of the retrospective method for more than one period, according to the options provided in the standard itself, beginning January 1, 2018, with the information disclosed in prior years, however, no significant effect is expected.

IFRS 15, Revenues from contracts with customers (“IFRS 15”): CEMEX started in 2015 to evaluate the impacts of IFRS 15 on the accounting and disclosures of its revenues. As of the reporting date, CEMEX has analyzed its contracts with customers in all the countries in which it operates in order to identify the different performance obligations and other offerings (discounts, loyalty programs, etc.) included in such contracts, among other aspects, aimed to determine potential differences in the accounting recognition of revenue with respect to current IFRS. In addition, key personnel have been trained in the new standard with the support of external experts, and an online training course has been developed. Preliminary, considering its assessments as of the reporting date, the nature of the business, its main transactions and current accounting policies, and the fact that the transaction price is allocated to goods delivered or services rendered to customers when customers have assumed the risk of loss, CEMEX does not expect a significant effect on revenue recognition due to the adoption of IFRS 15. As of September 30, 2017, CEMEX has completed its theoretical assessment and training for key personnel, and has proceeded to quantify any adjustments that would be necessary if certain portion of the revenue that currently is being recognized at the transaction date or deferred during time, as applicable, should otherwise be recognized differently upon the adoption of IFRS 15. As of September 30, 2017, the quantified effects refer mainly to reclassifications to align with IFRS 15 accounts and minor adjustments for sales discounts. Beginning January 1, 2018, CEMEX plans to adopt IFRS 15 using the full retrospective approach. The adoption of IFRS 15 will significantly increase the internal processes for generating information and accounting records, however, CEMEX does not expect any significant effect on its operation results, financial situation and compliance with contractual obligations (financial restrictions) due to adoption effects. Considering the full retrospective adoption of IFRS 15 beginning January 1, 2018, according to the options foreseen in the standard, there will not be lack of comparability of the financial information prepared in prior years.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2017 and December 31, 2016 and for the nine-month period ended

September 30, 2017 and 2016

(Millions of Mexican pesos)

IFRS 16, Leases (“IFRS 16”): As of the reporting date, CEMEX has performed an assessment of its main outstanding operating and finance lease contracts, in order to inventory the most relevant characteristics of such contracts (types of assets, committed payments, maturity dates, renewal clauses, etc.). During 2017, CEMEX expects to define its future policy under IFRS 16 in connection with the exception for short-term leases and low-value assets, in order to set the basis and be able to quantify the required adjustments for the proper recognition of the assets for the “right-of-use” and the corresponding financial liabilities, with a plan to adopt IFRS 16 on January 1, 2019 full retrospectively. Preliminary, based on its assessment as of the reporting date, CEMEX considers that upon the adoption of IFRS 16, most of its outstanding operating leases will be recognized on balance sheet, significantly increasing assets and liabilities, as well as amortization and interest, but without significant initial effect on net assets. The adoption of IFRS 16 will significantly increase the internal processes for generating information and accounting records, however, CEMEX does not expect any significant effect on its operation results, financial situation and compliance with contractual obligations (financial restrictions) due to the adoption effects. Considering the full retrospective adoption of IFRS 16 as of January 1, 2019, according to the options foreseen in the standard, beginning January 1, 2019, there will not be lack of comparability of the financial information prepared in prior years.

2A)	BASIS OF PRESENTATION AND DISCLOSURE

The condensed consolidated financial statements were prepared in accordance with International Accounting Standards - IAS 34 Interim Financial Reporting (“IAS 34”). Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of CEMEX since the last annual consolidated financial statements as of and for the year ended 31 December 2016.

The accompanying condensed consolidated balance sheet as of September 30, 2017, as well as the related condensed consolidated statements of operations, comprehensive (loss) income, cash flows and changes in stockholders’ equity for the nine-month periods ended September 30, 2017 and 2016, and their related disclosures included in these notes, are unaudited. The presentation currency for these condensed consolidated financial statements is the Mexican Peso.

Definition of terms

When reference is made to pesos or “Ps,” it means Mexican pesos. Except when specific references are made to “earnings per share” and “prices per share,” the amounts in the condensed consolidated financial statements and the accompanying notes are stated in millions of pesos. When reference is made to “US$” or dollars, it means millions of dollars of the United States of America (“United States”). When reference is made to “£” or pounds, it means millions of British pounds sterling. When reference is made to “€” or Euros, it means millions of the currency in circulation in a significant number of European Union countries.

When it is deemed relevant, certain amounts presented in the notes to the condensed consolidated financial statements include between parentheses a convenience translation into dollars, into pesos, or both, as applicable. These translations should not be construed as representations that the amounts in pesos or dollars, as applicable, actually represent those peso or dollar amounts or could be converted into pesos or dollars at the rate indicated. As of September 30, 2017 and December 31, 2016, translations of pesos into dollars and dollars into pesos, were determined for balance sheet amounts using the closing exchange rates of Ps18.25 and Ps20.72 pesos per dollar, respectively, and for statements of operations amounts, using the average exchange rates of Ps18.80 and Ps18.27 pesos per dollar for the nine-month period ended September 30, 2017 and 2016, respectively. When the amounts between parentheses are the peso and the dollar, the amounts were determined by translating the foreign currency amount into dollars using the closing exchange rates at end of the period, and then translating the dollars into pesos as previously described.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2017 and December 31, 2016 and for the nine-month period ended

September 30, 2017 and 2016

(Millions of Mexican pesos)

2B)	TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

The most significant closing exchange rates and the approximate average exchange rates for condensed consolidated balance sheet accounts and condensed consolidated income statement accounts, respectively, as of September 30, 2017 and December 31, 2016, as well as the approximate average exchange rates for the nine-month periods ended as of September 30, 2017 and 2016, were as follows:

	As of September 30, 2017		As of December 31, 2016	As of September 30, 2016
Currency	Closing	Average	Closing	Average
Dollar	18.2500	18.8000	20.7200	18.2700
Euro	21.5624	21.0291	21.7945	20.3619
Sterling Pound	24.4514	24.1514	25.5361	25.1925
Colombian Peso	0.0062	0.0064	0.0069	0.0060
Egyptian Pound	1.0336	1.0558	1.1234	2.1182
Philippine Peso	0.3591	0.3737	0.4167	0.3877

The financial statements of foreign subsidiaries are initially translated from their functional currencies into dollars and subsequently into pesos. Therefore, the foreign exchange rates presented in the table above between the functional currency and the peso represent the exchange rates resulting from this methodology. The peso to U.S. dollar exchange rate used by CEMEX is an average of free market rates available to settle its foreign currency transactions. No significant differences exist, in any case, between the foreign exchange rates used by CEMEX and those exchange rates published by the Mexican Central Bank.

2C)	USE OF ESTIMATES AND CRITICAL ASSUMPTIONS

The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates.

The main items subject to estimates and assumptions made by management include, among others, impairment tests of long-lived assets, allowances for doubtful accounts and inventories obsolescence, recognition of deferred income tax assets, as well as the measurement of financial instruments at fair value, and the assets and liabilities related to employee benefits.

In preparing these condensed consolidated financial statements, significant judgments made by management in applying CEMEX’s accounting policies and the key sources of information and assumptions were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2016.

3.	DISCONTINUED OPERATIONS, SALE OF OTHER DISPOSAL GROUPS AND SELECTED FINANCIAL INFORMATION BY GEOGRAPHIC OPERATING SEGMENT

3A)	DISCONTINUED OPERATIONS

On June 30, 2017, CEMEX announced that one of its subsidiaries in the United States closed the divestment of its Pacific Northwest Materials Business consisting of aggregate, asphalt and ready-mix concrete operations in Oregon and Washington to Cadman Materials, Inc., subsidiary of Lehigh Hanson, Inc. and the U.S. subsidiary of HeidelbergCement Group, for approximately US$150. CEMEX determined a net gain on disposal of these assets for approximately US$22 recognized during 2017 as part of discontinued operations, which included a proportional allocation of goodwill for approximately US$73.

In relation to the agreement signed between CEMEX and Duna-Dráva on August 12, 2015 for the sale of its Croatian operations, including assets in Bosnia and Herzegovina, Montenegro and Serbia, on April 5, 2017, CEMEX announced that the European Commission (“EC”) issued a decision that ultimately did not allowed CEMEX to sell its operations in Croatia to Duna-Dráva Cement Kft. As one of the closing conditions under the corresponding sale purchase agreement was to receive the necessary clearance from the EC, the transaction will not close and CEMEX will maintain its operations in Croatia. For the year ended as of December 31, 2016, CEMEX reclassified its Croatian Operations from discontinued operations to a line-by-line presentation in the condensed balance sheet. For the nine-month periods ended September 30, 2017 and 2016, the Croatian Operations are presented line-by-line in the condensed statements of operations and statements of cash flows.

In connection with the sale of the Concrete Pipe Business in the United States to Quikrete, on January 31, 2017, after the satisfaction of certain conditions precedent including approval from regulators, CEMEX announced the closing of the transaction for approximately US$500 plus an additional US$40 contingent consideration based on future performance. CEMEX determined a net gain on disposal of these assets for approximately US$148 recognized during 2017 as part of discontinued operations, which included a proportional allocation of goodwill for approximately US$260.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2017 and December 31, 2016 and for the nine-month period ended

September 30, 2017 and 2016

(Millions of Mexican pesos)

Discontinued operations - Continued

On May 26, 2016, CEMEX closed the sale of its operations in Bangladesh and Thailand to Siam City Cement Public Company Ltd. for approximately US$70 (Ps1,450), generating a net gain on sale of approximately US$24 (Ps424) and included in the statement of operations in 2016 within the line item “Discontinued operations” , which includes the reclassification of foreign currency translation gains associated with these operations accrued in equity until disposal for approximately US$7 (Ps122).

The operations in the Concrete Pipe Business for the one-month period ended January 31, 2017 and the nine-month period ended September 30 2016; Pacific Northwest Materials Business for the six-month period ended June 30, 2017 and the nine-month period ended September 30, 2016; and Bangladesh and Thailand for the period from January 1 to May 26, 2016, were reclassified to the single line item “Discontinued operations”. The following table presents condensed combined information of the statement of operations of CEMEX discontinued operations for the nine-month period ended September 30, 2017 and 2016, were as follows:

	2017		2016
Sales	Ps	1,549	6,819
Cost of sales and operating expenses		(1,531)	(6,509)
Other income (expenses), net		14	(1)
Interest expenses, net and others		(3)	(71)

Earning before income tax		29	238
Income tax		—	(78)

Net income		29	160
Net income of non-controlling interest		—	—

Net income of controlling interest	Ps	29	160

3B)	OTHER DISPOSALS GROUPS

Other disposal groups do not represent the disposal of an entire sector or line of business and, due to the remaining ongoing activities and the relative size, are not considered discontinued operations and were consolidated by CEMEX line-by-line in the condensed statement of operations for all reported periods.

In connection to the CEMEX agreement of December 2, 2016, for the definite transfer of its assets and activities related to the ready-mix concrete pumping in Mexico to Cementos Españoles de Bombeo, S. de R.L., subsidiary in Mexico of Pumping Team S.L.L. (“Pumping Team”), specialist in the supply of ready-mix concrete pumping services based in Spain. On April 28, 2017, CEMEX, received the Mexican authorities approval and closed the transaction with Pumping Team. CEMEX received approximately Ps1,649, which includes the sale of fixed assets upon closing of the transaction for approximately Ps309 plus administrative and client and market development services, as well as the lease of facilities that CEMEX will supply to Pumping Team over a period of ten years with the possibility to extend for three additional years, for an aggregate initial amount of approximately Ps1,340, plus a contingent revenue subject to results for up to Ps557 linked to annual metrics beginning in the first year and up to the fifth year of the agreement.

In connection with the agreement for the sale of CEMEX’s Fairborn, Ohio cement plant and cement terminal in Columbus, Ohio to Eagle Materials Inc., on February 10, 2017, CEMEX announced that one of its subsidiaries in the United States closed the divestment of such assets to a subsidiary of Eagle Materials, Inc. for approximately US$400. CEMEX determined a net gain on disposal of these assets for approximately US$188 recognized during 2017 as part of Other expenses, net, which included a proportional allocation of goodwill for approximately US$211.

3C)	SELECTED FINANCIAL INFORMATION BY GEOGRAPHIC OPERATING SEGMENT

Geographic operating segments represent the components of CEMEX that engage in business activities from which CEMEX may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s top management to make decisions about resources to be allocated to the segments and assess their performance, and for which discrete financial information is available.

The financial information by geographic operating segment reported in the tables below for the nine-month period ended September 30, 2017 and 2016 and for the year ended as of December 31, 2016 has been restated in order to give effect to the discontinued operations described in note 3A. The Company’s operations are organized into five geographical regions, also each under the supervision of a regional president, as follows: 1) Mexico, 2) United States, 3) Europe, 4) South, Central America and the Caribbean (“SAC”), and 5) Asia, Middle East and Africa.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2017 and December 31, 2016 and for the nine-month period ended

September 30, 2017 and 2016

(Millions of Mexican pesos)

Selected financial information by geographic operating segment - Continued

Selected information of the condensed consolidated statements of operations by geographic operating segment for the nine-month period ended September 30, 2017 and 2016 was as follows:

2017	Net sales (including related parties)		Less: Related parties	Net sales	Operating EBITDA	Less: depreciation and amortization	Operating earnings before other income (expenses), net	Other income (expenses), net	Financial expense	Other financing items, net
Mexico	Ps	43,501	787	42,714	16,039	1,684	14,355	(454)	(298)	(720)
United States		49,543	—	49,543	7,811	4,721	3,090	3,652	(449)	(141)
Europe
United Kingdom		15,207	—	15,207	2,128	733	1,395	158	(62)	(297)
Germany		7,328	1,012	6,316	473	361	112	(17)	(8)	(45)
France		11,829	—	11,829	662	390	272	(68)	(45)	14
Spain		5,164	743	4,421	206	473	(267)	(309)	(26)	(23)
Rest of Europe 1		10,836	666	10,170	1,375	770	605	11	(30)	13
South, Central America and the Caribbean
Colombia		8,132	—	8,132	1,570	355	1,215	(302)	(72)	34
Rest of SAC 2		17,835	1,047	16,788	5,189	886	4,303	(72)	(267)	41
Asia, Middle East and Africa
Egypt		2,736	—	2,736	534	219	315	(87)	(48)	545
Philippines		6,289	—	6,289	1,093	370	723	15	(2)	(36)
Rest of Asia, Middle East and Africa 3		9,699	—	9,699	1,282	268	1,014	(176)	(22)	6
Others 4		16,699	7,948	8,751	(1,765)	652	(2,417)	(974)	(13,799)	2,762

Continuing operations		204,798	12,203	192,595	36,597	11,882	24,715	1,377	(15,128)	2,153
Discontinued operations		1,549	—	1,549	60	42	18	14	(3)	—

Total	Ps	206,347	12,203	194,144	36,657	11,924	24,733	1,391	(15,131)	2,153

2016	Net sales (including related parties)		Less: Related parties	Net sales	Operating EBITDA	Less: depreciation and amortization	Operating earnings before other income (expenses), net	Other income (expenses), net	Financial expense	Other financing items, net
Mexico	Ps	39,511	667	38,844	14,246	1,767	12,479	(402)	(260)	1,457
United States		49,467	—	49,467	7,578	4,897	2,681	267	(334)	(171)
Europe
United Kingdom		16,270	—	16,270	2,800	793	2,007	254	(60)	(290)
Germany		6,972	1,060	5,912	342	335	7	(41)	(8)	(59)
France		10,746	—	10,746	531	380	151	5	(35)	11
Spain		5,057	673	4,384	684	501	183	(82)	(22)	(716)
Rest of Europe 1		9,492	654	8,838	1,251	731	520	(82)	(35)	215
South, Central America and the Caribbean
Colombia		9,346	1	9,345	3,221	352	2,869	(11)	44	(116)
Rest of SAC 2		14,633	1,292	13,341	4,656	681	3,975	(159)	(41)	5
Asia, Middle East and Africa
Egypt		5,715	4	5,711	2,003	432	1,571	(184)	(47)	122
Philippines		7,471	—	7,471	2,115	396	1,719	16	(6)	(34)
Rest of Asia, Middle East and Africa 3		8,805	9	8,796	1,153	192	961	(138)	(17)	23
Others 4		13,830	6,667	7,163	(2,201)	559	(2,760)	(950)	(15,737)	3,135

Continuing operations		197,315	11,027	186,288	38,379	12,016	26,363	(1,507)	(16,558)	3,582
Discontinued operations		6,819	—	6,819	902	592	310	(1)	(24)	(47)

Total	Ps	204,134	11,027	193,107	39,281	12,608	26,673	(1,508)	(16,582)	3,535

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2017 and December 31, 2016 and for the nine-month period ended

September 30, 2017 and 2016

(Millions of Mexican pesos)

Selected financial information by geographic operating segment - Continued

As of September 30, 2017 and December 31, 2016 selected segment information of condensed balance sheet by geographic operating segment was as follows:

September 30, 2017	Equity accounted investees		Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets
Mexico	Ps	239	69,058	69,297	21,568	47,729	1,065
United States		1,438	249,450	250,888	28,434	222,454	2,054
Europe
United Kingdom		100	31,536	31,636	21,549	10,087	252
Germany		77	8,479	8,556	6,547	2,009	242
France		921	16,801	17,722	6,589	11,133	199
Spain		(1)	25,162	25,161	3,259	21,902	157
Rest of Europe 1		272	20,130	20,402	5,813	14,589	251
South, Central America and the Caribbean
Colombia		—	24,619	24,619	9,912	14,707	934
Rest of SAC 2		28	27,889	27,917	8,357	19,560	394
Asia, Middle East and Africa
Egypt		1	4,479	4,480	2,909	1,571	189
Philippines		6	10,275	10,281	2,251	8,030	339
Rest of Asia, Middle East and Africa 3		—	11,995	11,995	6,040	5,955	233
Others 4		4,946	23,365	28,311	209,760	(181,449)	94

Continuing operations		8,027	523,238	531,265	332,988	198,277	6,403
Assets held for sale and directly related liabilities		—	1,543	1,543	—	1,543	—

Total	Ps	8,027	524,781	532,808	332,988	199,820	6,403

December 31, 2016	Equity accounted investees		Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets
Mexico	Ps	490	70,012	70,502	20,752	49,750	1,651
United States		1,587	287,492	289,079	30,118	258,961	3,760
Europe
United Kingdom		104	32,469	32,573	22,914	9,659	599
Germany		74	8,396	8,470	6,694	1,776	507
France		909	16,855	17,764	6,829	10,935	379
Spain		13	27,251	27,264	3,206	24,058	490
Rest of Europe 1		280	20,381	20,661	5,333	15,328	440
South, Central America and the Caribbean
Colombia		—	26,532	26,532	11,548	14,984	3,633
Rest of SAC 2		28	22,321	22,349	5,931	16,418	637
Asia, Middle East and Africa
Egypt		1	5,512	5,513	2,907	2,606	381
Philippines		6	12,308	12,314	2,696	9,618	341
Rest of Asia, Middle East and Africa 3		—	12,347	12,347	6,994	5,353	394
Others 4		6,996	26,333	33,329	276,266	(242,937)	67

Continuing operations		10,488	568,209	578,697	402,188	176,509	13,279
Assets held for sale and directly related liabilities		—	21,031	21,031	815	20,216	(1)

Total	Ps	10,488	589,240	599,728	403,003	196,725	13,278

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2017 and December 31, 2016 and for the nine-month period ended

September 30, 2017 and 2016

(Millions of Mexican pesos)

Selected financial information by geographic operating segment - Continued

Net sales by product and geographic operating segment for the nine-month period ended September 30, 2017 and 2016 were as follows:

2017	Cement		Concrete	Aggregates	Others	Eliminations	Net sales
Mexico	Ps	31,456	10,787	2,512	8,490	(10,531)	42,714
United States		20,680	26,620	11,004	4,918	(13,679)	49,543
Europe
United Kingdom		3,703	5,638	5,897	6,008	(6,039)	15,207
Germany		2,672	3,393	1,552	1,680	(2,981)	6,316
France		—	9,794	4,666	144	(2,775)	11,829
Spain		4,127	684	191	526	(1,107)	4,421
Rest of Europe 1		6,911	3,772	1,268	519	(2,300)	10,170
South, Central America and the Caribbean
Colombia		5,362	3,055	924	1,504	(2,713)	8,132
Rest of SAC 2		15,844	2,867	802	1,414	(4,139)	16,788
Asia, Middle East and Africa
Egypt		2,367	347	11	118	(107)	2,736
Philippines		6,130	57	123	40	(61)	6,289
Rest of Asia, Middle East and Africa 3		628	8,157	2,104	1,561	(2,751)	9,699
Others 4		—	—	—	16,702	(7,951)	8,751

Continuing operations		99,880	75,171	31,054	43,624	(57,134)	192,595
Discontinued operations		—	525	340	686	(2)	1,549

Total	Ps	99,880	75,696	31,394	44,310	(57,136)	194,144

2016	Cement		Concrete	Aggregates	Others	Eliminations	Net sales
Mexico	Ps	27,707	10,023	2,308	8,663	(9,857)	38,844
United States		21,203	26,720	11,372	5,540	(15,368)	49,467
Europe
United Kingdom		4,091	5,994	6,286	6,144	(6,245)	16,270
Germany		2,491	3,206	1,563	1,596	(2,944)	5,912
France		—	8,793	4,175	176	(2,398)	10,746
Spain		4,266	620	135	339	(976)	4,384
Rest of Europe 1		6,126	3,271	1,064	403	(2,026)	8,838
South, Central America and the Caribbean
Colombia		6,687	3,393	1,023	1,264	(3,022)	9,345
Rest of SAC 2		12,502	2,639	647	427	(2,874)	13,341
Asia, Middle East and Africa
Egypt		5,002	756	18	182	(247)	5,711
Philippines		7,287	109	119	53	(97)	7,471
Rest of Asia, Middle East and Africa 3		673	7,583	1,815	1,063	(2,338)	8,796
Others 4		—	—	—	13,829	(6,666)	7,163

Continuing operations		98,035	73,107	30,525	39,679	(55,058)	186,288
Discontinued operations		422	1,007	588	4,822	(20)	6,819

Total	Ps	98,457	74,114	31,113	44,501	(55,078)	193,107

Footnotes to the geographic operating segment tables presented above:

1	The segment “Rest of Europe” refers primarily to operations in Ireland, the Czech Republic, Croatia, Poland, and Latvia, as well as trading activities in Scandinavia and Finland.
2	The segment “Rest of South, Central America and the Caribbean” includes CEMEX’s operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Trinidad and Tobago, Jamaica and other countries in the Caribbean, Guatemala and small ready-mix concrete operations in Argentina.
3	The segment “Rest of Asia, Middle East and Africa” includes the operations in the United Arab Emirates and Israel.
4	This segment refers to: 1) cement trade maritime operations, 2) the subsidiary involved in the development of information technology solutions (Neoris, N.V.), 3) the Parent Company and other corporate entities, and 4) other minor subsidiaries with different lines of business.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2017 and December 31, 2016 and for the nine-month period ended

September 30, 2017 and 2016

(Millions of Mexican pesos)

4.	ADMINISTRATIVE AND SELLING EXPENSES

For the nine-month period ended September 30, 2017 and 2016, selling expenses included as part of the selling and administrative expenses line item amounted to Ps4,846 and Ps4,981, respectively.

5.	OTHER INCOME (EXPENSES), NET

Other income (expenses), net for the nine-month period ended in September 30, 2017 and 2016, consisted of the following:

	2017		2016
Restructuring costs	Ps	(446)	(506)
Impairment losses		(571)	(797)
Charitable contributions		(100)	(79)
Results from the sale of assets and others, net (note 3B)		2,494	(125)

	Ps	1,377	(1,507)

6.	FINANCIAL INCOME AND OTHERS, NET

Financial income and others, net for the nine-month period ended in September 30, 2017 and 2016, is detailed as follows:

	2017		2016
Financial income	Ps	251	319
Results from financial instruments (note 10 and 12C)		3,802	395
Foreign exchange results		(1,133)	3,649
Effects of net present value on assets and liabilities and others, net		(767)	(781)

	Ps	2,153	3,582

The caption of Results from financial instruments includes the gain of approximately US$187 (Ps3,516), in connection with the sale of common stock shares of Grupo Cementos de Chihuahua, S.A.B. de C.V. (note 10).

7.	CASH AND CASH EQUIVALENTS

Consolidated cash and cash equivalents as of September 30, 2017 and December 31, 2016, consisted of:

	September 30, 2017		December 31, 2016
Cash and bank accounts	Ps	6,637	9,105
Fixed-income securities and other cash equivalents		1,566	2,511

	Ps	8,203	11,616

Based on net settlement agreements, as of September 30, 2017 and December 31, 2016 the balance of cash and cash equivalents excludes deposits in margin accounts that guarantee several obligations of CEMEX for approximately Ps214 and Ps250, respectively, which are offset against the corresponding CEMEX’s obligations with the counterparties.

8.	TRADE ACCOUNTS RECEIVABLE, NET

Consolidated trade accounts receivable consisted of:

	September 30, 2017		December 31, 2016
Trade accounts receivable	Ps	33,800	32,356
Allowances for doubtful accounts		(2,234)	(2,196)

	Ps	31,566	30,160

As of September 30, 2017 and December 31, 2016, trade accounts receivable include receivables of Ps12,737 (US$698), and Ps13,644 (US$658), respectively, that were sold under securitization programs for the sale of trade accounts receivable established in Mexico, the United States, France and the United Kingdom. Under these programs, CEMEX effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. However, CEMEX retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable; therefore, the amounts received are recognized within “Other financial obligations.” Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any customer, according to the terms of the programs. The portion of the accounts receivable sold maintained as reserves amounted to Ps2,283 as of September 30, 2017 and Ps2,549 as of December 31, 2016. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to approximately Ps214 (US$11) and Ps194 (US$11) for the nine-month period ended September 30, 2017 and 2016. The securitization programs outstanding as of September 30, 2017 in Mexico, United States, France and the United Kingdom mature in March 2018.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2017 and December 31, 2016 and for the nine-month period ended

September 30, 2017 and 2016

(Millions of Mexican pesos)

9.	OTHER CURRENT ASSETS

As of September 30, 2017 and December 31, 2016, other current assets are mainly comprised of advance payments.

10.	OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE AND EQUITY ACCOUNTED INVESTEES

On February 10 and September 28, 2017, CEMEX sold its shares of common stock of Grupo Cementos de Chihuahua, S.A.B. de C.V. (“GCC”), which represented approximately 23% of the stockholders’ equity of GCC. The aggregate proceeds from the sale were approximately US$378 (Ps7,106). Such sales resulted in a gain of approximately US$187 (Ps3,516), which were recognized into Financial income and others, net in the profit and losses. As of September 30, 2017, CEMEX continues to have an approximate 20% indirect interest in GCC through Camcem, S.A. de C.V., an entity that owns a majority interest in GCC and in which CEMEX has a direct interest. After the sale of the GCC shares was completed, CEMEX also entered into forward contracts on GCC’s stock price, with net cash settlement, but may be unwound earlier at CEMEX’s option. The forwards transactions have an 18-month tenor (note 12C).

On January 24, 2017, Sierra Trading (“Sierra”), which is an indirect subsidiary of CEMEX, communicated that having received the Foreign Investment License from the Trinidad and Tobago Ministry of Finance, all terms and conditions had been complied with or waived and the Offer and the take-over bid to all shareholders that took place on December 5, 2016, had accordingly been declared unconditional. In addition, such Offer closed in Jamaica on February 7, 2017. Sierra acquired all Trinidad Cement Limited (“TCL”) shares deposited pursuant to the Offer up to the maximum number of the Offered Shares. TCL shares deposited in response to the Offer together with Sierra’s existing shareholding in TCL represented approximately 69.83% of the outstanding TCL shares. The total consideration paid by Sierra for the TCL shares was approximately US$86. After conclusion of the Offer, CEMEX consolidates TCL for financial reporting purposes beginning February 1, 2017.

During 2016, the Parent Company participated as shareholder in a share restructuring executed by Camcem, S.A. de C.V. (“Camcem”), indirect parent company of Control Administrativo Mexicano, S.A. de C.V. (“Camsa”) and GCC, aimed to simplify its corporate structure, by means of which, Imin de México, S.A. de C.V., intermediate holding company, Camsa and GCC were merged, prevailing GCC as the surviving entity. As a result of the share restructuring, CEMEX’s 10.3% interest in Camcem and 49% interest in Camsa, both before the restructuring, were exchanged on equivalent basis into a 40.1% interest in Camcem and a 23% interest in GCC, which shares of the latest trade in the MSE.

11.	PROPERTY, MACHINERY AND EQUIPMENT, NET

Consolidated property, machinery and equipment, net consisted of:

	September 30, 2017		December 31, 2016
Land and mineral reserves	Ps	87,870	97,218
Buildings		49,797	51,740
Machinery and equipment		225,726	229,717
Construction in progress		17,720	17,247
Accumulated depreciation and depletion		(165,182)	(165,789)

	Ps	215,931	230,133

Depreciation for the nine-month period ended September 30, 2017 and 2016 is detailed as follows:

	2017		2016
Depreciation expense related to assets used in the production process	Ps	10,349	10,627
Depreciation expense related to assets used in administrative and selling activities		1,533	1,389

	Ps	11,882	12,016

12.	FINANCIAL INSTRUMENTS

12A)	SHORT-TERM AND LONG-TERM DEBT

Consolidated debt by interest rates, currencies and type of instrument was summarized as follows:

	September 30, 2017				December 31, 2016
	Short-term		Long-term	Total	Short-term		Long-term	Total
Floating rate debt	Ps	1,132	55,922	57,054	Ps	519	64,550	65,069
Fixed rate debt		6,978	119,880	126,858		703	170,466	171,169

	Ps	8,110	175,802	183,912	Ps	1,222	235,016	236,238

Effective rate 1
Floating rate		7.1%	3.5%			9.7%	4.4%
Fixed rate		8.9%	6.0%			4.4%	6.5%

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2017 and December 31, 2016 and for the nine-month period ended

September 30, 2017 and 2016

(Millions of Mexican pesos)

Short-term and long-term debt - Continued

	September 30, 2017					December 31, 2016
Currency	Short-term		Long-term	Total	Effective rate 1	Short-term		Long-term	Total	Effective rate 1
Dollars	Ps	6,292	116,515	122,807	6.1%	Ps	114	179,675	179,789	6.3%
Euros		44	45,930	45,974	3.8%		50	55,292	55,342	4.3%
Pesos		678	—	678	4.4%		648	—	648	4.4%
Other currencies		1,096	13,357	14,453	3.7%		410	49	459	10.2%

	Ps	8,110	175,802	183,912		Ps	1,222	235,016	236,238

1	Represents the weighted average effective interest rate.

September 30, 2017	Short-term		Long-term	December 31, 2016	Short-term		Long-term
Bank loans				Bank loans
Loans in foreign countries, 2017 to 2024	Ps	926	6,025	Loans in foreign countries, 2017 to 2022	Ps	261	1,090
Syndicated loans, 2020 to 2022		—	46,217	Syndicated loans, 2017 to 2022		36	57,032

		926	52,242			297	58,122

Notes payable				Notes payable
Notes payable in Mexico, 2017		—	678	Notes payable in Mexico, 2017		—	648
Medium-term notes, 2017 to 2026		281	126,709	Medium-term notes, 2017 to 2026		—	173,656
Other notes payable, 2017 to 2025		148	2,928	Other notes payable, 2017 to 2025		173	3,342

		429	130,315			173	177,646

Total bank loans and notes payable		1,355	182,557	Total bank loans and notes payable		470	235,768
Current maturities		6,755	(6,755)	Current maturities		752	(752)

	Ps	8,110	175,802		Ps	1,222	235,016

As of September 30, 2017 and December 31, 2016, discounts, fees and other direct costs incurred in the issuance of CEMEX’s outstanding notes payable for approximately US$94 and US$84, respectively, adjust the balance of payable instruments, and are amortized to financing expense over the maturity of the related debt instruments.

The maturities of consolidated long-term debt as of September 30, 2017, were as follows:

	September 30, 2017
2018	Ps	5,736
2019		11,020
2020		9,380
2021		24,889
2022 and thereafter		124,777

	Ps	175,802

Relevant debt transactions during 2017

On February 13, 2017, CEMEX announced that it has commenced a tender offer to purchase up to US$475 of (i) 7.250% Senior Secured Notes due 2021; (ii) 6.500% Senior Secured Notes due 2019; and (iii) 9.375% Senior Secured Notes due 2022, subject to purchase in accordance with the acceptance priority level for each series of Notes.

Regarding the February 13, 2017 tender offer, on February 28, 2017, CEMEX purchased US$385 aggregate principal amount of the 7.250% Senior Secured Notes due 2021 and US$90 of the 6.500% Senior Secured Notes due 2019.

On May 1, 2017, CEMEX issued an irrevocable notice of redemption with respect to its 5.250% Euro-Denominated Senior Secured Notes due 2021, pursuant to which it redeemed the remaining €400 aggregate amount of such notes on May 31, 2017.

On September 19, 2017, CEMEX announced its offer to purchase for cash any and all of outstanding 9.375% Senior Secured Notes due 2022. The aggregate amount of such Notes outstanding at that date was approximately US$1,044. Holders which did not tender their Notes into the tender offer, their Notes would be redeemed on October 12, 2017 (note 17).

On September 25, 2017, in relation to the previously announced offer to purchase for cash any and all of the outstanding 9.375% Senior Secured Notes due 2022, CEMEX purchased approximately US$701 aggregate principal amount of such notes. Following consummation of the tender offer, US$343 of such notes are expected to remain outstanding until the redemption date of October 12, 2017 (note 17).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2017 and December 31, 2016 and for the nine-month period ended

September 30, 2017 and 2016

(Millions of Mexican pesos)

For the nine-month periods ended September 30, 2017 and 2016, as a result of the debt transactions incurred by CEMEX mentioned above, CEMEX paid combined premiums and fees costs, associated with the extinguished portion of the repurchased notes for approximately US$115 (Ps2,162) and US$121 (Ps2,211), respectively, were recognized in the statement of operations in each period within “Financial expense”. Moreover, proportional fees and issuance costs related to the extinguished debt instruments for approximately US$10 (Ps188) in 2017 and US$35 (Ps655) in 2016 that were pending for amortization were recognized in the statement of operations of each year as part of “Financial expense.”

Facilities agreement

On July 19, 2017, CEMEX announced that entered into a new facilities agreement for a total amount of US$4,050 (“2017 Credit Agreement”), with twenty institutions. Part of the proceeds of the 2017 Credit Agreement were used in part to refinance the US$3,678 facilities agreement dated September 29, 2014. CEMEX canceled both drawn and undrawn amounts under the 2014 Credit Agreement on July 25, 2017.

The main terms and conditions of the 2017 Credit Agreement include: i).- A total weighted average life of 4.3 years with a final maturity on July 2022; ii).- Approximately the equivalent of US$2,915 of commitments under term loan tranches, including US$1,611, €741 and £344, amortizing in five equal semi-annual payments, beginning on July 2020; iii).- Approximately US$1,135 of commitments under a revolving credit facility with a five-year bullet maturity; iv).- All tranches under the 2017 Credit Agreement have substantially the same terms, including an applicable margin over the benchmark interest rate of between 125 to 350 basis points, depending on CEMEX’s consolidated debt leverage ratio; when such ratio is below 4.5x, the applicable margin ranges between 50 and 125 basis points lower than it would have been under the 2014 Credit Agreement; and v).- Same guarantors and security package as the 2014 Credit Agreement and other senior secured debt obligations of CEMEX.

12B)	OTHER FINANCIAL OBLIGATIONS

Other financial obligations in the consolidated balance sheet are detailed as follows:

	September 30, 2017				December 31, 2016
	Short-term		Long-term	Total	Short-term		Long-term	Total
I. Convertible subordinated notes due 2020	Ps	—	9,247	9,247	Ps	—	10,417	10,417
II. Convertible subordinated notes due 2018		6,535	—	6,535		—	13,575	13,575
III. Mandatory convertible securities due 2019		311	455	766		278	689	967
IV. Liabilities secured with accounts receivable		10,454	—	10,454		11,095	—	11,095
V. Capital leases		525	2,565	3,090		285	1,291	1,576

	Ps	17,825	12,267	30,092	Ps	11,658	25,972	37,630

Convertible subordinated notes due 2018

On June 19, 2017, CEMEX agreed with certain institutional holders the early conversion of approximately US$325 in aggregate principal amount of the 2018 Convertible Notes in exchange for approximately 43 million ADSs, which included the number of additional ADSs issued to the holders as non-cash inducement premiums. As a result of the early conversion agreements the liability component of the converted notes of approximately Ps1,334, was reclassified from other financial obligations to other equity reserves. In addition, considering the issuance of shares, CEMEX increased common stock for Ps4 and additional paid-in capital for Ps7,059 against other equity reserves, and recognized expense for the inducement premiums of approximately Ps769, representing the fair value of the ADSs at the issuance dates, in the income statement for the nine-month period ended September 30, 2017 within “Financial income and others, net.”

Mandatory convertible securities due 2019

In December 2009, the Parent Company exchanged debt into approximately US$315 principal amount of 10% mandatorily convertible securities in pesos with maturity in 2019 (the “2019 Mandatorily Convertible Securities”). Reflecting antidilution adjustments, the notes will be converted at maturity or earlier if the price of the CPO reaches approximately Ps29.50 into approximately 210 million CPOs at a conversion price of approximately Ps19.66 per CPO. Holders have an option to voluntarily convert their securities on any interest payment date into CPOs. The conversion option embedded in these securities is treated as a stand-alone derivative liability at fair value through the statement of operations (note 12C).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2017 and December 31, 2016 and for the nine-month period ended

September 30, 2017 and 2016

(Millions of Mexican pesos)

12C)	DERIVATIVE FINANCIAL INSTRUMENTS

During the reported periods, in compliance with the guidelines established by its Risk Management Committee and the restrictions set forth by its debt agreement. CEMEX held interest rate swaps, as well as forward contracts and other derivative instruments on CEMEX, S.A.B. de C.V.’s own shares and third parties’ shares, with the objective of, as the case may be: a) changing the risk profile associated with the price of raw materials and other energy projects; and b) other corporate purposes. The notional amounts and fair values of CEMEX’s derivative instruments were as follows:

	September 30, 2017			December 31, 2016
(U.S. dollars millions)	Notional amount		Fair Value	Notional amount	Fair Value
I. Interest rate swaps	US$	142	21	147	23
II. Equity forwards on third party shares		168	3	—	—
III. Options on the Parent Company’s own shares		—	(37)	576	26
IV. Foreign exchange forward contracts		1,062	(27)	80	—
V. Fuels price hedging		74	12	77	15

	US$	1,446	(28)	880	64

The caption “Financial income and others, net” includes gains and losses related to the recognition of changes in fair values of derivative instruments during the applicable period which, for the nine-month period ended September 30, 2017 and 2016, represented a net gains of approximately US$13 (Ps245) and US$27 (Ps493), respectively.

As of September 30, 2017 and December 31, 2016, the main exposure of CEMEX was related to changes in the prices of CEMEX, S.A.B. de C.V.’s CPOs and third party shares. A significant decrease in the market price of CEMEX, S.A.B. de C.V.’s CPOs and third-party shares would negatively affect CEMEX’s liquidity and financial position. The estimated fair value of derivative instruments fluctuates over time and is determined by measuring the effect of future relevant economic variables according to the yield curves shown in the market as of the reporting date. These values should be analyzed in relation to the fair values of the underlying transactions and as part of CEMEX’s overall exposure attributable to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not represent amounts exchanged by the parties, and consequently, there is no direct measure of CEMEX’s exposure to the use of these derivatives. The amounts exchanged are determined based on the notional amounts and other terms included in the derivative instruments.

I.	Interest rate swap contracts

As of September 30, 2017 and December 31, 2016, CEMEX had an interest rate swap maturing in September 2022 associated with an agreement entered into by CEMEX for the acquisition of electric energy in Mexico, which fair value represented assets of US$21 (Ps383) and US$23 (Ps477), respectively. Pursuant to this instrument, during the tenure of the swap and based on its notional amount, CEMEX will receive a fixed rate of 5.4% and will pay LIBOR. Changes in the fair value of this interest rate swap generated losses of US$2 (Ps38) for the nine-month period ended September 30, 2017 and gains of US$2 (Ps37) for the nine-month period ended September 30, 2016, recognized in profit or loss for each period.

II.	Equity forwards in third party shares

As of September 30, 2017, CEMEX had forward contracts which are net cash settled maturing in March 2019 over the price of 31 million shares of Grupo Cementos Chihuahua, S.A.B. de C.V. (“GCC”), a Mexican construction company traded in the MSE. Changes in the fair value of this instrument generated losses of US$5 (Ps94) for the nine-month period ended September 30, 2017, were recognized in profit or loss.

III.	Options on the Parent Company’s own shares

As of December 31, 2016, the fair value of the existing options represented an asset of approximately US$66 (Ps1,368). Changes in the fair value of these instruments generated gains of US$37 (Ps696) and US$48 (Ps877), for the nine-month period ended September 30, 2017 and 2016, respectively, recognized within “Financial income and others, net” in profit or loss. As of September 30, 2017, CEMEX closed all its options in its own shares.

In connection with the 2019 Mandatorily Convertible Securities (note 12B); CEMEX separated the conversion option embedded in such instruments and recognized it at fair value through profit or loss, which as of September 30, 2017 and December 31, 2016, resulted in a liability of US$37 (Ps675) and US$40 (Ps829), respectively. Changes in the fair value of this embedded derivative generated gains of US$2 (Ps38) for the nine-month period ended September 30, 2017 and losses of US$26 (Ps475) for the nine-month period ended September 30, 2016, recognized in profit or loss for each period.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2017 and December 31, 2016 and for the nine-month period ended

September 30, 2017 and 2016

(Millions of Mexican pesos)

IV.	Foreign exchange forward contracts

During 2017, CEMEX negotiated foreign exchange forwards contract to hedge its exposure to currency translation effects arising from certain investments in foreign subsidiaries. These contracts have been documented as a net investment hedge and such, changes in fair value are recognized through other comprehensive income. For the nine-month period ended September 30, 2017, changes in the estimated fair value of these instruments, generated losses of US$71 (Ps1,340), recognized within stockholders’ equity.

As of September 30, 2017, and as of December 31, 2016, negotiated to hedge the U.S. dollar value of future proceeds in other currencies from expected sale of assets. For the nine-month period ended September 30, 2017 and 2016, changes in the estimated fair value of these instruments, including the effects resulting from positions entered and settled during the period, generated losses of US$19 (Ps357) and gains of US$5 (Ps91) respectively, recognized within “Financial income and others, net” in profit or loss.

V.	Fuels price hedging

As of September 30, 2017 and December 31, 2016, CEMEX had forward contracts with a notional amount of approximately US$74 and US$77, respectively, negotiated to hedge the price of diesel fuel and coal in some countries. These contracts have been documented as cash flow hedges of fuel or coal consumption, and such, changes in fair value are recognized through other comprehensive income. As of September 30, 2017, the fair value of these contracts resulted in an asset of approximately US$12 (Ps219).

12D)	FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities

CEMEX’s carrying amounts of cash, trade accounts receivable, other accounts receivable, trade accounts payable, other accounts payable and accrued expenses, as well as short-term debt, approximate their corresponding estimated fair values due to the short-term maturity and revolving nature of these financial assets and liabilities. Cash equivalents and certain long-term investments are recognized at fair value, considering to the extent available, quoted market prices for the same or similar instruments. The estimated fair value of long-term debt is either based on estimated market prices for such or similar instruments, considering interest rates currently available for CEMEX to negotiate debt with the same maturities, or determined by discounting future cash flows using market-based interest rates currently available to CEMEX. As of September 30, 2017 and December 31, 2016, the carrying amounts of financial assets and liabilities and their respective fair values were as follows:

	September 30, 2017			December 31, 2016
	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Derivative instruments (note 12C)	Ps	466	466	Ps	1,900	1,900
Other investments and non-current accounts receivable		4,522	4,522		5,222	5,222

	Ps	4,988	4,988	Ps	7,122	7,122

Financial liabilities
Long-term debt (note 12A)	Ps	175,802	185,373		235,016	241,968
Other financial obligations (note 12B)		12,267	20,416		25,972	27,419
Derivative instruments (note 12C)		1,178	1,178		818	818

	Ps	189,247	206,967	Ps	261,806	270,205

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2017 and December 31, 2016 and for the nine-month period ended

September 30, 2017 and 2016

(Millions of Mexican pesos)

Fair	Value Hierarchy

CEMEX applies IFRS 13 for fair value measurements of financial assets and financial liabilities recognized or disclosed at fair value. Assets and liabilities carried at fair value in the consolidated balance sheets as of September 30, 2017 and December 31, 2016, are included in the following fair value hierarchy categories:

September 30, 2017	Level 1		Level 2	Level 3	Total
Assets measured at fair value
Derivative instruments (note 12C)	Ps	—	466	—	466
Investments available-for-sale		597	—	—	597
Investments held for trading		—	88	—	88

	Ps	597	554	—	1,151

Liabilities measured at fair value
Derivative instruments (note 12C)	Ps	—	1,178	—	1,178

December 31, 2016	Level 1		Level 2	Level 3	Total
Assets measured at fair value
Derivative instruments (note 12C)	Ps	—	1,900	—	1,900
Investments available-for-sale		491	—	—	491
Investments held for trading		—	157	—	157

	Ps	491	2,057	—	2,548

Liabilities measured at fair value
Derivative instruments (note 12C)	Ps	—	818	—	818

As of September 30, 2017, CEMEX’s consolidated net monetary assets (liabilities) by currency are as follows:

	2017
Monetary assets	Ps	52,369
Monetary liabilities		(314,111)

Net monetary assets (liabilities)	Ps	(261,742)

Out of which:
Dollars	Ps	(161,065)
Pesos		(12,959)
Euros		(51,724)
Sterling Pounds		(25,753)
Other currencies		(10,241)

	Ps	(261,742)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2017 and December 31, 2016 and for the nine-month period ended

September 30, 2017 and 2016

(Millions of Mexican pesos)

13.	OTHER CURRENT LIABILITIES

As of September 30, 2017 and December 31, 2016, consolidated other current accounts payable and accrued expenses were as follows:

	September 30, 2017		December 31, 2016
Provisions	Ps	10,740	11,716
Interest payable		2,346	3,425
Advances from customers		2,912	3,413
Other accounts payable and accrued expenses		4,830	3,976

	Ps	20,828	22,530

Current provisions primarily consist of employee benefits accrued at the balance sheet date, insurance payments, and accruals related to legal and environmental assessments expected to be settled in the short-term. These amounts are revolving in nature and are expected to be settled and replaced by similar amounts within the next 12 months.

14.	INCOME TAXES

Consolidated income tax expense is recognized based on Management’s best estimate of the weight average annual effective income tax rate expected for the full year applied to the income before income tax for the nine-month periods ended September 30, 2017 and September 30, 2016, respectively, and adjusted for the tax effect of certain items recognized in full in the interim period. The change in effective tax rate for the nine-month period ended September 30, 2017 was caused mainly by the recognition of deferred tax asset derived from tax loss carryforwards in the United States that result in a tax benefit for the period.

15.	STOCKHOLDERS’ EQUITY

15A)	COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

As of September 30, 2017 and December 31, 2016 the breakdown of common stock and additional paid-in capital was as follows:

	September 30, 2017		December 31, 2016
Common stock	Ps	4,171	4,162
Additional paid-in capital		140,445	123,174

	Ps	144,616	127,336

On March 30, 2017, stockholders at the annual ordinary shareholders’ meeting approved resolutions to: (i) increase the variable common stock through the capitalization of retained earnings by issuing up to 1,687 million shares (562 million CPOs), which shares were issued, representing an increase in common stock of approximately Ps5, considering a nominal value of Ps0.00833 per CPO; (ii) increase the variable common stock by issuing up to 258 million shares (86 million CPOs),which will be kept in CEMEX’s treasury to be used to preserve the anti-dilutive rights of note holders pursuant CEMEX’s convertible securities. On April, 2017, upon delivery of the shares, an additional paid-in capital of approximately Ps9,459 was recognized within stockholders’ equity against retained earnings.

15B)	NON-CONTROLLING INTEREST AND PERPETUAL DEBENTURES

Non-controlling interest

Non-controlling interest represents the share of non-controlling stockholders in the results and equity of consolidated subsidiaries. As of September 30, 2017 and December 31, 2016 non-controlling interest in equity amounted to approximately Ps19,045 and Ps19,876.

Perpetual debentures

As of September 30, 2017 and December 31, 2016, the balances of the non-controlling interest included approximately US$446 (Ps8,140) and US$438 (Ps9,075), respectively, representing the notional amount of perpetual debentures. Interest expense on the perpetual debentures, which is accrued based on the principal amount, was included within “Other equity reserves” and represented expenses of approximately Ps359 and Ps369 for the nine-month period ended September 30, 2017 and September 30, 2016, respectively.

16.	CONTINGENCIES FROM LEGAL PROCEEDINGS

CEMEX is involved in various legal proceedings which have not required the recognition of accruals, as CEMEX believes that the probability of loss is less than probable or remote after considering all the elements of such proceedings, as well as proceedings in which a negative resolution for CEMEX may represent, among other things, the revocation of operating licenses or the assessment of fines, whereby CEMEX may experience a decrease in future revenues, an increase in operating costs or a loss. As of September 30, 2017, the details of the most significant updates events in relation to the most important contingencies as well as the quantification of the potential loss, when it is determinable, were as follows:

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2017 and December 31, 2016 and for the nine-month period ended

September 30, 2017 and 2016

(Millions of Mexican pesos)

On October 27, 2016, CLH decided to postpone the commencement of operations of the cement plant in Maceo, Colombia. This decision was mainly due to the following circumstances: (i) CEMEX Colombia had not received permits required to finalize road access to such cement plant. As of September 30, 2017, the process to obtain the permits required to finalize the road access to such cement plant in Maceo, Colombia, is ongoing. CEMEX Colombia has provided all information that the authorities have requested in order to grant such permits, but CEMEX Colombia is not able to assess if and when such permits will be received; (ii) CEMEX Colombia had not received a final response to the request to expand the free trade zone that covers the Maceo Project in order to commission a new clinker line at such cement plant. Failure to obtain such expansion would jeopardize CEMEX Colombia’s capability to consolidate the benefits that would otherwise be available for CEMEX Colombia in the area. CEMEX Colombia had requested to the Colombian Ministry of Trade, Industry and Tourism (Ministerio de Comercio, Industria y Turismo) an expansion of the free trade zone, for which CEMEX Colombia did not receive a final decision. CEMEX Colombia believes the delay in such decision could have been related to the expiration of property proceeding against the Affected Assets. During the third quarter of 2017, the Directorate of National Taxes and Customs of Colombia (Dirección de Impuestos y Aduanas Nacionales de Colombia) (“DIAN”) granted, at the request of CEMEX Colombia, the suspension of the expansion process of the free trade zone that CEMEX Colombia had previously requested, thus, the expansion process of the free trade zone will be stayed until July 31, 2018. As of September 30, 2017, CEMEX Colombia believes that by July 31, 2018, the partial adjustment to the District of Integrated Management should be finalized, which would allow CEMEX Colombia to proceed with the expansion process of the free trade zone; (iii) The environmental license and the mining concession related to the Maceo Project were held by different legal entities, which is contrary to typical procedure in Colombia. The environmental license related to the Maceo Project is held by Central de Mezclas S.A. (“Central de Mezclas”), a subsidiary of CEMEX Colombia. However, the mining permit related to the Maceo Project was remanded back to CI Calizas as a result of the revocation of such mining concession by the Mining Secretariat (Secretaría de Minas) of Antioquia in December 2013. In connection with the environmental license that had been issued for the Maceo Project, during the second half of 2016, Corantioquia, the regional environmental agency with jurisdiction over the Maceo Project environmental license, requested authorization and consent from Central de Mezclas to reverse the assignment of the environmental license for the Maceo Project back to CI Calizas, which also holds the corresponding mining title. Central de Mezclas has petitioned Corantioquia to evaluate the basis for such request. CEMEX Colombia had requested a modification to the environmental license, and on December 13, 2016, Corantioquia notified Central de Mezclas that it had adopted the decision to deny the request for modification of the environmental license related to the Maceo Project to 950,000 tons per annum on the basis of the overlap of the project area with the District of Integrated Management. On December 14, 2016, Central de Mezclas appealed the decision. On March 28, 2017, Central de Mezclas was notified of Corantioquia’s decision, which affirmed the decision that had previously denied the modification of the environmental license for a 950,000 per annum project. As a result, as of September 30, 2017, CEMEX Colombia was actively working on the zoning and compatibility of the District of Integrated Management, as well as analyzing alternatives for a partial adjustment to the District of Integrated Management, to avoid future discussions regarding feasibility of expanding the proposed production in the Maceo Project beyond 950,000 tons per annum. As of September 30, 2017, CEMEX Colombia expects to file the petition for subtraction of the zoning area during the course of the fourth quarter of 2017. Once these alternatives are implemented, As of September 30, 2017, CEMEX Colombia will reconsider submitting a new request pursuing the modification of the environmental license to expand its production of 950,000 tons per annum as initially planned; and (iv) CEMEX Colombia determined that the area covered by the environmental license related to the Maceo Project partially overlapped with a District of Integrated Management (Distrito de Manejo Integrado), which could limit the granting of the environmental license modification. As of September 30, 2017, CEMEX Colombia expects to file a petition to decrease the size of the zoning area to avoid any overlap with the District of Integrated Management and in the meantime will limit its activities to those that do not have a negative impact on the District of Integrated Management. CEMEX Colombia and Central de Mezclas plan to continue to work on solving the issues causing the postponement of the commissioning of the Maceo Project cement plant in order to capture, as soon as reasonably possible, the full operating benefits of this facility in Colombia. CEMEX Colombia believes some of these issues could be related to the expiration of property proceeding against the Affected Assets. As of September 30, 2017, CEMEX do not expect to suffer a material adverse impact to its results of operations, liquidity or financial condition as a result of the Maceo Project cement plant not being commissioned to operate pending resolution of these issues.

In September 2014, the National Markets and Competition Commission (Comisión Nacional de los Mercados y la Competencia or the “CNMC”), in the context of an investigation of the Spanish cement, ready-mix concrete and related products industry regarding alleged anticompetitive practices, inspected one of CEMEX’s facilities in Spain. In January 2015, CEMEX España Operaciones, S.L.U., was notified of the initiation by the CNMC of a disciplinary proceeding for alleged prohibited conducts, and in November 2015, such entity was notified of alleged anticompetitive practices in 2009 for the cement market and the years 2008, 2009, 2012, 2013 and 2014 for the ready-mix market. CEMEX España Operaciones, S.L.U. believes that it has not breached any applicable laws. On September 8, 2016, CEMEX España Operaciones was notified of a decision issued by the CNMC pursuant to which CEMEX España Operaciones, S.L.U. has been required to pay a fine of approximately €6 (US$7 or Ps129). CEMEX España Operaciones, S.L.U. filed an appeal against the CNMC resolution and requested the suspension of payment of the fine. The National Court (Audiencia Nacional) granted the requested suspension; subject to issuance of a bank guarantee for the principal amount of the sanction. The CNMC has been notified. As of September 30, 2017, CEMEX do not expect that an adverse resolution to this matter would have a material adverse impact on our results of operations, liquidity and financial condition.

In 2012, in connection with a contract (the “Quarry Contract”) entered into in 1990 by CEMEX Granulats Rhône Méditerranée (“CEMEX GRM”), one of CEMEX’s subsidiaries in France, with SCI La Quinoniere (“SCI”) pursuant to which CEMEX GRM has drilling rights in order to extract reserves and do quarry remediation at a quarry in the Rhone region of France, SCI filed a claim against CEMEX GRM for breach of the Quarry Contract, requesting the rescission of the Quarry Contract and damages. After many hearings, Proceedings will be closed on December 4, 2017 and the next hearing will be on February 7, 2018. The judgment of the appeal court is expected mid-2018. As of September 30, 2017, CEMEX considers that an adverse resolution on this matter would not have a material adverse impact on CEMEX’s results of operations, liquidity and financial condition.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2017 and December 31, 2016 and for the nine-month period ended

September 30, 2017 and 2016

(Millions of Mexican pesos)

On July 7, 2011, the tax authorities in Spain notified CEMEX España of a tax audit process in Spain covering the tax years from and including 2006 to 2009. The tax authorities in Spain have challenged part of the tax losses reported by CEMEX España for such years. On April 22, 2014, CEMEX España filed appeals against such fines, and, on September 20, 2017, it was notified about an adverse resolution to such appeals. CEMEX España has a two-month period in order to challenge this decision and apply for the suspension of the payment of the fines. CEMEX España will not make any payment until the resources are finally resolved. At this stage, as of September 30, 2017 we are not able to assess the likelihood of an adverse result to the actions that CEMEX España intends to file, including in relation to the request to suspend the payment while the recourses any being processed, and, in general to this matter. Nonetheless, a final adverse resolution of this matter could have a material adverse impact on CEMEX’S results of operations, liquidity and financial condition.

As of September 30, 2017, CEMEX is involved in various legal proceedings of minor impact that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damages; 3) indemnification claims relating to acquisitions; 4) claims to revoke permits and/or concessions; and 5) other diverse civil actions. CEMEX considers that in those instances in which obligations have been incurred, CEMEX has accrued adequate provisions to cover the related risks. CEMEX believes these matters will be resolved without any significant effect on its business, financial position or results of operations. In addition, in relation to certain ongoing legal proceedings, CEMEX is sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss, but for a limited number of ongoing legal proceedings, CEMEX may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believes that disclosure of such information on a case-by-case basis would seriously prejudice CEMEX’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, CEMEX has disclosed qualitative information with respect to the nature and characteristics of the contingency, but has not disclosed the estimate of the range of potential loss.

17.	SUBSEQUENT EVENTS

In connection to the purchase of the 9.375% Senior Secured Notes due 2022, on October 12, 2017, CEMEX, redeemed the total outstanding amount of approximately US$343 aggregate principal amount of such notes. CEMEX paid approximately US$359 including the principal amount plus accrued and unpaid interest up to this date (note 12A).

On November 6, 2017, CEMEX issued an irrevocable notice of redemption with respect to the December 2019 U.S. Dollar Notes, pursuant to which it will complete the redemption of the approximately remaining of US$611 aggregate principal amount of such notes on December 10, 2017. Holders of such notes will receive US$1,032.5 dollars for each US$1,000 dollars principal amount of Notes, plus accrued and unpaid interest, to the Settlement Date (note 12A).

In connection with CEMEX Colombia’s petition to decrease the size of the zoning area covered by the environmental license related to the Maceo Project in order to avoid any overlap with the District of Integrated Management, was filed on October 9, 2017 with the regional environmental agency with jurisdiction over this matter.

In regards with CEMEX GRM appeal filed against the adverse judgment mentioned in note 16, recently, the SCI has recently updated its claim for damages to approximately €67 (US$79 or Ps1,445)

In connection to the process initiated by the Colombian Superintendence of Industry and Commerce (Superintendencia de Industria y Comercio, the “SIC”) in which has an opened investigation against five cement companies and 14 executives of those companies, including two former executives of CEMEX Colombia, for allegedly breaching rules which prohibit: a) to limit free competition and/or determining or maintaining unfair prices; b) direct or indirect price fixing agreements; and c) any market sharing agreements between producers or distributors. On October 12, 2017 CEMEX Colombia and other companies were notified that a non-binding report was issued by the Superintendent Delegate for the Protection of Competition for the benefit of the SIC. In addition, it is recommended to sanction CEMEX Colombia for alleged restrictive practices of competition. The non-binding report is a recommendation, which closes the investigation stage and does not imply the completion of the process nor the condemnation of the payment of a penalty or fine to the date. This report must be analyzed by the SIC, who will decide to impose or not an economic sanction according with the recommendations. CEMEX Colombia has a period of twenty business days to file their final arguments against the non-binding report. If an adverse resolution is issued by the SIC, CEMEX Colombia has the possibility of filing several recourses that are available, including a reconsideration request before the SIC and, if the reconsideration request does not succeed, challenging the validity of the SIC’s decision before the Colombian Administrative Courts.